UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of December 2025

Commission File Number 001-13372

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

QUARTERLY BUSINESS REPORT

(For the period from January 1, 2025 to September 30, 2025)

THIS IS A SUMMARY IN ENGLISH OF THE QUARTERLY BUSINESS REPORT ORIGINALLY PREPARED IN KOREAN AND IS IN SUCH FORM AS REQUIRED BY THE FINANCIAL SERVICES COMMISSION OF KOREA.

IN THE TRANSLATION PROCESS, SOME PARTS OF THE REPORT WERE REFORMATTED, REARRANGED OR SUMMARIZED FOR THE CONVENIENCE OF READERS. NON-MATERIAL OR PREVIOUSLY DISCLOSED INFORMATION IS OMITTED OR ABRIDGED.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON A CONSOLIDATED BASIS IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ADOPTED FOR USE IN KOREA, OR K-IFRS, WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

I.	Company Overview

1.	Name of the company: Korea Electric Power Corporation (“KEPCO”)

2.	Information of the company

(Address) 55 Jeollyeok-ro, Naju-si, Jeollanam-do, 58322, Korea

(Phone number) 82-61-345-4218

(Website) http://www.kepco.co.kr

3.	Major businesses

KEPCO, as the parent company, is engaged in the following activities:

•	development of electric power resources;

•	generation, transmission, transformation and distribution of electricity and other related activities;

•	research and development of technology related to the businesses mentioned above;

•	overseas business related to the businesses mentioned above;

•	investment or contributions related to the businesses mentioned above;

•	development and operation of certain real estate holdings; and

•	other businesses entrusted by the government.

Businesses operated by KEPCO’s major subsidiaries are as follows: nuclear power generation by Korea Hydro & Nuclear Power (KHNP), thermal power generation by Korea South-East Power (KOSEP), Korea Midland Power (KOMIPO), Korea Western Power (KOWEPO), Korea Southern Power (KOSPO) and Korea East-West Power (EWP), other businesses including engineering service by KEPCO Engineering & Construction (KEPCO E&C), maintenance and repair of power plants by KEPCO Plant Service & Engineering (KEPCO KPS), ICT service by KEPCO KDN, nuclear fuel processing by KEPCO Nuclear Fuel (KEPCO NF), other overseas businesses and investments related to the businesses mentioned above.

4.	Consolidated subsidiaries

	(As of September 30, 2025)

Listed	Unlisted	Total
2	168	170

5.	Major changes in management

A.	On January 6, 2025, Mr. An, Jung-Eun was appointed as a standing director for a term of two years.

B.	On March 3, 2025, Mr. Lee, Jun-Ho, standing director, resigned from all his positions.

C.	On March 31, 2025, a non-standing director Mr. Park, Chung-Kun’s term of office expired.

D.	On May 7, 2025, Mr. Lee, Heung-Ryeol was appointed as a non-standing director for a term of two years in replacement of Mr. Park, Chung-Kun whose term of office expired.

E.	On May 19, Mr. Seo Geun-Bae, standing director, resigned from all his positions.

F.	On May 28, Mr. Jung, Chi-Gyo was appointed as a standing member for a term of two years.

6.	Changes in major shareholders

There is no change in major shareholders in the last 5 years.

7.	Information regarding KEPCO shares

A.	Issued share capital: 3.2 trillion Won (Authorized capital: 6 trillion Won)

B.	Total number of issued shares: 641,964,077

(Total number of authorized shares for issuance: 1,200,000,000)

C.	Dividends: Dividend payments for fiscal year 2024 was Won 213 per share and Won 136.7 billion as a total.

II.	Business Overview

1.	Consolidated financial results by segment for a nine-month period ended September 30, 2024 and 2025

(In billions of Won)

	January to September 2024		January to September 2025
	Sales	Operating profit	Sales	Operating profit
Electricity sales	68,664	395	72,468	5,536
Nuclear generation	10,205	1,794	11,847	3,186
Thermal generation	25,161	3,337	22,315	2,661
Plant maintenance & engineering service	2,353	306	2,370	220
Others(1)	1,600	114	1,664	117
Subtotal	107,983	5,946	110,664	11,720
Adjustment for related- party transactions	-38,113	-1	-36,918	-179

Total	69,870	5,945	73,746	11,541

Note:

(1)	Others relate to business areas including overseas businesses, etc..

2.	Changes in unit prices of major products for a nine-month period ended September 30, 2024 and 2025

				(In Won per kWh)

Business sector		Company	January to September 2024	January to September 2025
Electricity sold	Residential	KEPCO	158.14	160.49
	Commercial		173.42	173.05
	Educational		143.62	143.79
	Industrial		164.91	181.48
	Agricultural		81.87	88.27
	Street lighting		161.64	162.38
	Overnight usage		107.86	107.94
Electricity from nuclear generation	Nuclear Generation	KHNP	73.20	82.92
Electricity from thermal generation	Thermal generation	KOSEP	143.34	139.00
		KOMIPO	159.50	157.40
		KOWEPO	168.03	152.92
		KOSPO	175.21	167.08
		EWP	158.71	155.18

3.	Power purchase from generation subsidiaries for a nine-month period ended September 30, 2025

Company	Volume (GWh)	Expense (In billions of Won)
KHNP	139,633	11,591
KOSEP	28,898	4,014
KOMIPO	27,042	4,253
KOWEPO	25,838	3,950
KOSPO	27,512	4,591
EWP	23,631	3,667
Others	162,621	23,854
Closing adjustment	—	3,653

Total	435,175	59,573

4.	Intellectual property as of September 30, 2025

	Patents	Utility models	Designs	Trademarks	Total
KEPCO	5,165	28	111	59	5,363
Generation subsidiaries	4,301	41	93	262	4,697

Total	9,466	69	204	321	10,060

III.	Financial Information

1.	Condensed consolidated financial results as of and for a nine-month period ended September 30, 2024 and 2025

(In billions of Won)

Consolidated statements of comprehensive income				Consolidated statements of financial position
	January to September 2024	January to September 2025	Change		December 31, 2024	September 30, 2025	Change
Sales	69,870	73,747	3,877	Total assets	246,808	253,092	6,284
Operating profit (loss)	5,946	11,541	5,595	Total liabilities	205,445	205,340	-105
Net income (loss)	2,590	7,328	4,738	Total equity	41,363	47,751	6,388

2.	Condensed separate financial results as of and for a nine-month period ended September 30, 2024 and 2025

(In billions of Won)

Separate statements of comprehensive income				Separate statements of financial position
	January to September 2024	January to September 2025	Change		December 31, 2024	September 30, 2025	Change
Sales	68,664	72,468	3,804	Total assets	139,472	142,772	3,300
Operating profit (loss)	395	5,536	5,141	Total liabilities	120,083	118,583	-1,500
Net income (loss)	-831	4,903	5,734	Total equity	19,389	24,189	4,800

IV. Board of Directors (KEPCO on a separate basis)

1. The board of directors is required to consist of not more than 15 directors including the president. Under our Articles of Incorporation, there may not be more than seven standing directors including the president, and more than eight non-standing directors. The number of non-standing directors must exceed the number of standing directors, including our president.

*

Subcommittees under the board of directors: The Audit Committee consists of one standing director and two non-standing directors. All such members of the audit committee are independent within the meaning of the Korea Exchange listing standards, the regulations promulgated under the Korean Commercial Act and the New York Stock Exchange listing standards. The ESG Committee consists of three non-standing directors and one standing director. The Power System Committee consists of three non-standing directors and one standing director.

2. Board meetings and agenda for a six-month period ended September 30, 2025

Number of meetings	Number of agendas	Classification
		Resolutions	Reports
11	33	26	7

*	The audit committee held 10 meetings with 49 agenda (of which, 27 were approved as proposed and 22 were accepted as reported).

3.	Major activities of the Board of Directors for a nine-month period ended September 30, 2025

Date	Agenda	Results	Type
January 23, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director (labor director)	Approved as proposed	Resolution
	Approval of the revised relocation plan for the Gyeonggi Materials Management Center	Approved as proposed	Resolution
	Approval of the safety management plan of 2025	Approved as proposed	Resolution
	Report on the annual management of commercial papers in 2024	Accepted as reported	Report
	Report on the headquarters organizational enhancement plan	Accepted as reported	Report

February 28, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval to call for the annual general meeting of shareholders for the fiscal year 2024	Approved as proposed	Resolution
	Approval of consolidated and separate financial statements for the fiscal year 2024	Approved as proposed	Resolution
	Approval of the maximum aggregate amount of remuneration for directors in 2025	Approved as proposed	Resolution
	Report on internal control over financial reporting for the fiscal year 2024	Accepted as reported	Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2024	Accepted as reported	Report
	Report on audit results for 2024	Accepted as reported	Report

March 21, 2025	Approval of capital contribution for construction and operation of Jafurah combined heat and power plant in Saudi Arabia(Phase 2)	Approved as proposed	Resolution

April 18, 2025	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	Approved as proposed	Resolution

April 23, 2025	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	Approved as proposed	Resolution

May 9, 2025	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2025	Approved as proposed	Resolution

May 23, 2025	Approval of amendments of the Supplementary Power Exchange Terms and Conditions for the Distributed Energy Specialized Area	Approved as proposed	Resolution
	Approval of the 11th long-term plan for power transmission and substation facilities	Approved as proposed	Resolution
	Approval of appointment of a member of Power System Committee	Approved as approved	Resolution

June 20, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval of amendment to the Regulation of the Board of Directors	Approved as proposed	Resolution
	Approval of the mid-to long-term financial management plan (2025~2029)	Approved as proposed	Resolution
	Approval of personnel increase	Approved as proposed	Resolution
	Approval of contribution to Korea Institute of Energy Technology in 2025	Approved as proposed	Resolution

July 18, 2025	Approval of amendment to the Regulation of the Board of Directors	Approved as proposed	Resolution
	Approval of the 1st long-term plan for power distribution	Approved as proposed	Resolution

August 26, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Report on financial statements for the first half of 2025	Accepted as reported	Report

September 19, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Approved as proposed	Resolution
	Approval of the construction of a new DC office building for the Gyeonggi Regional Headquarters	Approved as amended	Resolution
	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2025	Approved as proposed	Resolution
	Report on the commencement and early commencement of construction projects involving 345kV and above	Accepted as reported	Report

4.	Attendance Status of Non-standing directors and Voting Results by Agenda Items for a nine-month period ended September 30, 2025

Date	Agenda	Han, Jin- Hyun	Kim, Jong- Woon	Kim, Jun-Ki	Park, Chung- Kun	Kim, Sung- Eun	Lee, Sung- Ho	Cho, Seong- Jin	Kang, Hoon	Lee, Heung- Ryul

January 23,2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director (labor director)	For	For	For	For	For	For	For	For	Before Appointment
	Approval of the revised relocation plan for the Gyeonggi Materials Management Center	For	For	For	For	For	For	For	For
	Approval of the safety management plan of 2025	For	For	For	For	For	For	For	For
	Report on the annual management of commercial papers in 2024	Agenda for Report
	Report on the headquarters organizational enhancement plan	Agenda for Report

February 28, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Absent	For	For	For	For	For	For	For
	Approval to call for the annual general meeting of shareholders for the fiscal year 2024	Absent	For	For	For	For	For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2024	Absent	For	For	For	Absent	For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2025	Absent	For	For	For	For	For	For	For
	Report on internal control over financial reporting for the fiscal year 2024	Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2024	Agenda for Report
	Report on audit results for 2024	Agenda for Report

March 21, 2025	Approval of capital contribution for construction and operation of Jafurah combined heat and power plant in Saudi Arabia(Phase 2)	For	For	For	For	For	For	For	For
April 18, 2025	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For		For	For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For		For	For	For	For
April 23, 2025	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	Absent	For		For	For	For	For
May 9, 2025	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2025	For	For	For	Retired	For	For	For	For	For
May 23, 2025	Approval of amendments of the Supplementary Power exchange Terms and Conditions for the Distributed Energy Specialized Area	For	For	For		For	For	For	For	For
	Approval of the 11th long-term plan for power transmission and substation facilities	For	For	For		For	For	For	For	For
	Approval of appointment of a member of Power System Committee	For	For	For		For	For	For	For	For
June 20, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Absent	For	For		Absent	For	For	For	For
	Approval of amendment to the Regulation Concerning the Board of Directors	Absent	For	For		Absent	For	For	For	For
	Approval of the mid-to long-term financial management plan (2025~2029)	Absent	For	For		Absent	For	For	For	For
	Approval of personnel increase	Absent	For	For		Absent	For	For	For	For
	Approval of contribution to Korea Institute of Energy Technology in 2025	Absent	For	For		Absent	For	Against	For	For

July 18, 2025	Approval of amendment to the Regulation of the Board of Directors	For	For	For		For	For	For	For	For
	Approval of the 1st long-term plan for power distribution	For	For	For		For	For	For	For	For
August 26, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For		For	For	For	For	For
	Report on financial statements for the first half of 2025	Agenda for Report				Agenda for Report
September 19, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	Absent	For	For		For	For	For	For	For
	Approval of the construction of a new DC office building for the Gyeonggi Regional Headquarters	Absent	For	For		For	For	For	For	For
	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2025	Absent	For	For		For	For	For	For	For
	Report on the commencement and early commencement of construction projects involving 345kV and above	Agenda for Report				Agenda for Report

Attendance Rate		72.7%	90.9%	100%	100%	88.6%	100%	100%	100%	100%

5. Attendance Status of Standing directors for a nine-month period ended September 30, 2025

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Oh, Heung-Bok	Lee, Jun-Ho	Jung, Chi-Gyo	Ahn, Jung-Eun	Seo, Chul-Soo	Seo, Guen- Bae
January 23, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director (labor director)	For	For	For	For	Before Appointment	For	For	For
	Approval of the revised relocation plan for the Gyeonggi Materials Management Center	For	For	For	For		For	For	For
	Approval of the safety management plan of 2025	For	For	For	For		For	For	For
	Report on the annual management of commercial papers in 2024	Agenda for Report					Agenda for Report
	Report on the headquarters organizational enhancement plan	Agenda for Report					Agenda for Report

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Oh, Heung-Bok	Lee, Jun-Ho	Jung, Chi-Gyo	Ahn, Jung-Eun	Seo, Chul-Soo	Seo, Guen- Bae
February 23, 2024	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For		For	For	For
	Approval to call for the annual general meeting of shareholders for the fiscal year 2024	For	For	For	For		For	For	For
	Approval of consolidated and separate financial statements for the fiscal year 2024	For	For	For	For		For	For	For
	Approval of the maximum aggregate amount of remuneration for directors in 2025	For	For	For	For		For	For	For
	Report on internal control over financial reporting for the fiscal year 2024	Agenda for Report					Agenda for Report
	Report on the evaluation of internal control over financial reporting for the fiscal year 2024	Agenda for Report					Agenda for Report
	Report on audit results for 2024	Agenda for Report					Agenda for Report
March 21, 2025	Approval of capital contribution for construction and operation of Jafurah combined heat and power plant in Saudi Arabia(Phase 2)	For	For	For	Retired		For	For	For
April 18, 2025	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For			For	For	For
	Approval of amendments to the Regulation for Employee Remuneration and Welfare	For	For	For			For	For	For
April 23, 2025	Approval to close the shareholders’ registry for the extraordinary general meeting of shareholders	For	For	For			For	For	For
May 9, 2025	Approval to call for the extraordinary general meeting of shareholders for the fiscal year 2025	For	For	For			For	For	For

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Oh, Heung-Bok	Lee, Jun-Ho	Jung, Chi-Gyo	Ahn, Jung-Eun	Seo, Chul-Soo	Seo, Guen- Bae
May 23, 2025	Approval of amendments of the Supplementary Electricity Supply Terms and Conditions for the Distributed Energy Specialized Area	For	For	For			For	For	Retired
	Approval of the 11th long-term plan for power transmission and substation facilities	For	For	For			For	For
	Approval of appointment of a member of Power System Committee	For	For	For			For	For
June 20, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For	For		For	For
	Approval of amendment to the Regulation Concerning the Board of Directors	For	For	For	For		For	For
	Approval of the mid-to long-term financial management plan (2025~2029)	For	For	For	For		For	For
	Approval of personnel increase	For	For	For	For		For	For
	Approval of contribution to Korea Institute of Energy Technology in 2025	For	For	For	For		For	For
July 18, 2025	Approval of amendment to the Regulation of the Board of Directors	For	For	For	For		For	For
	Approval of the 1st long-term plan for power distribution	For	For	For	For		For	For

Date	Agenda	Kim, Dong- Cheol	Jun, Young- Sang	Oh, Heung-Bok	Lee, Jun-Ho	Jung, Chi-Gyo	Ahn, Jung-Eun	Seo, Chul-Soo	Seo, Guen- Bae
August 26, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For		For	For	For
	Report on financial statements for the first half of 2025	Agenda for Report				Agenda for Report
September 19, 2025	Approval of forming Director Nomination Committee and evaluation standards for the candidates of a non-standing director	For	For	For		For	For	For
	Approval of the construction of a new DC office building for the Gyeonggi Regional Headquarters	For	For	For		For	For	For
	Approval of investment in the fund for mutually beneficial cooperation between large enterprises and small and medium enterprises in 2025	For	For	For		For	For	For
	Report on the commencement and early commencement of construction projects involving 345kV and above	Agenda for Report				Agenda for Report

Attendance Rate		100%	100%	100%	100%	100%	100%	100%	100%

6. Major activities of the Audit Committee for a nine-month period ended September 30, 2025

Date	Agenda	Results	Type
January 23, 2025	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of appointment and remuneration of independent auditors of KEPCO and Generation Subsidiaries	Approved as proposed	Resolution
	Approval of annual audit plans for 2025	Approved as proposed	Resolution
	Approval of audit committee’s opinions on the operation of the Board	Accepted as proposed	Resolution
	Report on amendments to the internal control over financial reporting regulations	Accepted as reported	Report
	Report on audit education plans in 2025	Accepted as reported	Report
	Report on audit results for December of 2024	Accepted as reported	Report
	Report on independence of independent auditors	Accepted as reported	Report

February 12, 2025	Approval of appointment of independent auditors of subsidiaries	Rejected	Resolution
	Report on independence of independent auditors prior to engagement	Accepted as reported	Report

February 27, 2025	Approval of the consolidated and separate financial statements and business report for the fiscal year 2024	Approved as proposed	Resolution
	Pre-approval of non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of the Operating Guidelines for the Audit Advisory Committee	Approved as amended	Resolution
	Report on internal control over financial reporting for the fiscal year 2024	Accepted as reported	Report
	Report on the evaluation on internal control over financial reporting for the fiscal year 2024	Accepted as reported	Report
	Report on audit results by the independent auditor for the fiscal year 2024	Accepted as reported	Report
	Report on audit results for 2024	Accepted as reported	Report
March 14, 2025	Approval of appointment of the chairman of the Audit Committee	Approved as proposed	Resolution
	Pre-approval of non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Approval of auditor’s report for the annual general meeting of shareholders	Approved as proposed	Resolution
	Approval of amendments to Internal Audit Regulations	Approved as proposed	Resolution
	Approval of staffing proposal regarding the reorganization of Audit bodies of branch offices	Approved as proposed	Resolution
	Report on audit results by the independent auditor for the fiscal year 2024	Accepted as reported	Report
	Report on audit results for January and February of 2025	Accepted as reported	Report

April 10, 2025	Approval of amendments to audit plans for 2025	Approved as proposed	Resolution
	Approval of amendments to Guidelines for Legal Support on auditors	Approved as amended	Resolution
	Pre-approval of non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Pre-approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of staffing proposal regarding the reorganization of Audit bodies of branch offices	Approved as proposed	Resolution
	Report on the Form 20-F for the fiscal year 2024 to be filed with the U.S. Securities and Exchange	Accepted as reported	Report
	Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2024 to be filed with the U.S. Securities and Exchange	Accepted as reported	Report
	Report on audit results for March of 2025	Accepted as reported	Report
May 22, 2025	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Approved as proposed	Resolution
	Approval of Clean KEPCO branch office certification	Approved as proposed	Resolution
	Approval of amendments to the internal audit guidelines	Approved as proposed	Resolution
	Report on auditor’s review for the first quarter of fiscal year 2025	Accepted as reported	Report
	Report on audit results for April of 2025	Accepted as reported	Report
June 20, 2025	Approval of revocation of Clean KEPCO branch office certification	Approved as proposed	Resolution
	Report on post-evaluation of the auditor for the fiscal year 2024	Accepted as reported	Report
	Report on audit results for May of 2025	Accepted as reported	Report
July 17, 2025	Approval of appointment of independent auditors of subsidiaries	Approved as amended	Resolution
	Report on annual audit plan of independent auditor for fiscal year 2025	Accepted as reported	Report
	Report on audit results for June of 2025	Accepted as reported	Report
August 26, 2025	Approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
September 19, 2025	Pre-approval of non-audit service for subsidiaries by the independent auditor	Approved as proposed	Resolution
	Pre-approval of appointment of independent auditors of subsidiaries	Approved as proposed	Resolution
	Approval of amendments to the internal audit guidelines	Approved as proposed	Resolution
	Auditor’s review report for the first half of 2025	Accepted as reported	Report
	Report on audit results for the first half of 2025, July and August of 2025	Accepted as reported	Report

*

The audit department, organized under the supervision of the Audit Committee, conducts internal audit over the entire company and takes administrative measures as appropriate in accordance with relevant internal regulations.

7. Attendance Status of the Audit Committee for a six-month period ended June 30, 2025

Date	Agenda	Kim, Sung-Eun	Lee, Sung-Ho	Jun, Young- Sang
January 23, 2025	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Attended
Approval of appointment and remuneration of independent auditors of KEPCO and Generation Subsidiaries
Approval of annual audit plans for 2025
Approval of audit committee’s opinions on the operation of the Board
Report on amendments to the internal control over financial reporting regulations
Report on audit education plans in 2025
Report on audit results for December of 2024
Report on independence of independent auditors
February 12, 2025	Approval of appointment of independent auditors of subsidiaries	Attended	Attended	Attended
Report on independence of independent auditors prior to engagement
February 27, 2025	Approval of the consolidated and separate financial statements and business report for the fiscal year 2024	Attended	Absent	Attended
Pre-approval of non-audit service for subsidiaries by the independent auditor
Approval of the operating guidelines for the Audit Advisory Committee
Report on internal control over financial reporting for the fiscal year 2024
Report on the evaluation on internal control over financial reporting for the fiscal year 2024
Report on audit results by the independent auditor for the fiscal year 2024
Report on audit results for 2024
March 14, 2025	Approval of appointment of the chairman of the Audit Committee	Attended	Absent	Attended
Pre-approval of non-audit service for subsidiaries by the independent auditor
Approval of auditor’s report for the annual general meeting of shareholders
Approval of amendments to Internal Audit Regulations
Approval of staffing proposal regarding the reorganization of audit bodies of branch offices
Report on audit results by the independent auditor for the fiscal year 2024
Report on audit results for January and February of 2025

April 10, 2025	Approval of amendments to audit plans for 2025	Attended	Absent	Attended
Approval of amendments to Guidelines for Legal Support on auditors
Pre-approval for non-audit for subsidiaries by the independent auditor
Pre-approval of appointment of independent auditors of subsidiaries
Approval of staffing proposal regarding the reorganization of audit bodies of branch offices
Report on the Form 20-F for the fiscal year 2024 to be filed with the U.S. Securities and Exchange
Report on audit progress by independent auditor on the Form 20-F for the fiscal year 2024 to be filed with the U.S. Securities and Exchange
Report on audit results for March of 2025
May 22, 2025	Approval of investigation result on the agenda for the extraordinary general meeting of shareholders	Attended	Absent	Attended
Approval of Clean KEPCO branch office certification
Approval of amendments to the internal audit guidelines
Report on auditor’s review for the first quarter of fiscal year 2025
Report on audit results for April of 2025

June 20, 2025	Approval of revocation of Clean KEPCO branch office certification	Attended	Absent	Attended
Report on post-evaluation of the auditor for the fiscal year 2024
Report on audit results for May of 2025
July 17, 2025	Approval of appointment of independent auditors of subsidiaries	Attended	Absent	Attended
Report on annual audit plan of independent auditor for fiscal year 2025
Report on audit results for June of 2025
August 26, 2025	Approval of appointment of independent auditors of subsidiaries	Attended	Absent	Attended
September 19, 2025	Pre-approval of non-audit service for subsidiaries by the independent auditor	Attended	Absent	Attended
	Pre-approval of appointment of independent auditors of subsidiaries	Attended	Absent	Attended
	Approval of amendments to the internal audit guidelines	Attended	Absent	Attended
	Auditor’s review report for the first half of 2025	Attended	Absent	Attended
	Report on audit results for the first half of 2025, July and August of 2025	Attended	Absent	Attended

Attendance Rate		100%	20%	100%

V. Shareholder’s Meetings

1. Summary of shareholder’s meetings for a nine-month period ended September 30, 2025

Type	Agenda	Results
Extraordinary General Meeting held on January 6, 2025	Election of a Standing Director	Approved as proposed

Annual General Meeting held on March 26, 2025	Approval of the consolidated and separate financial statements for the fiscal year 2024	Approved as proposed

	Approval of the maximum aggregate amount of remuneration for directors in 2025	Approved as proposed

Extraordinary General Meeting held on May 28, 2025	Election of a Standing Director	Approved as proposed

VI. Shareholders

1. List of shareholders as of September 30, 2025

		Number of shareholders	Shares owned	Percentage of total (%)
	Government of the Republic of Korea	1	116,841,794	18.20
	Korea Development Bank	1	211,235,264	32.90
	Subtotal	2	328,077,058	51.10
	National Pension Service	1	50,266,002	7.83
Public (Non-Koreans)	Common Shares	1,367	121,107,671	18.87
	American depositary shares (ADS)	1	11,929,072	1.86
	Public (Koreans)	563,358	130,584,274	20.34
	Total	564,729	641,964,077	100.00

•	Percentages are based on issued shares of common stock.

•	All of our shareholder have equal voting rights.

•	Citibank, N.A. is our depositary bank and each ADS represents one-half of one share of our common stock.

VII. Directors and employees as of and for a nine-month period ended September 30, 2025 (KEPCO on a separate basis)

1. Directors

(In thousands of Won)

Type		Number of directors	Total remuneration	Average remuneration per person	Remarks
Standing director		6	1,215,660	202,610	Excluding members of the Audit Committee
Non-standing director		6	135,000	22,500
Member of Audit Committee	Standing director	1	180,438	180,438	—
	Non-standing director	2	45,000	22,500	—
Total		15	1,576,098	105,073	—

2. Employees

(In thousands of Won)

Type	Number of employees			Average continuous service year	Total salaries	Average salaries per person
	Regular	Non-regular	Total
Male	17,017	99	17,116	15.2	1,275,444,437	73,983
Female	5,174	107	5,281	14.5	335,609,967	69,649
Total	22,191	206	22,397	15.0	1,611,054,404	71,562

VIII. Other Information Necessary for the Protection of Investors

1. Pending legal proceedings as of September 30, 2025

(In billions of Won)

Type	Number of lawsuits	Amount claimed
Lawsuits where KEPCO and its subsidiaries are engaged as the defendants	720	854
Lawsuits where KEPCO and its subsidiaries are engaged as the plaintiffs	244	756

2. Sanctions as of September 30, 2025(Korea Hydro & Nuclear Power CO, Ltd.)

Sanctions by Law Enforcement and Judicial Authorities

Prosecution Date	Subject		Sanctions	Relevant laws (charges)	Proceedings
	Position	Tenure
June 30, 2021	CEO(Former)	4yrs	Prosecution with detention	The Act on the Aggravated Punishment, etc. of specific economic crimes(Occupational breach of trust), The Criminal Act	In the progress in the district court

April 9, 2024	The head of a power plant(Current)	29yrs	Prosecution with detention	Occupational embezzlement, The Criminal Act	In the progress in the high court

January 3, 2025	KHNP		Prosecution with detention	Nuclear Safety Act(Vicarious Liability Provision)	In the progress in the district court

September 18, 2025	KHNP		Administrative Fine (4 million Won)	The Act on the Protection and Investigation of Buried Cultural Heritage (Vicarious Liability Provision)	Fine Payment

Sanctions by Administrative Authorities

Date	Subject	Sanctions	Grounds and Applicable Laws	Proceedings
January 15, 2025	KHNP HANBIT Nuclear Power Site	Administrative Fine (10 million Won)	Act of Physical Protection and Radiological Emergency Preparedness for Nuclear Facilities, etc. Article 14 (Book and Records)	Fine Payment

January 15, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (8 million Won)	Act of Physical Protection and Radiological Emergency Preparedness for Nuclear Facilities, etc. Article 14 (Book and Records)	Fine Payment

March 6, 2025	KHNP	Corrective Action	Act on the Fairness of Subcontract Transactions Article 3-4 Paragraph(1) Prohibition of unfair contractual terms	Implementation of Corrective Actions to prevent recurrence

June 16, 2025	KHNP HANUL Nuclear Power Site	Administrative Fine (0.25 million Won)	Groundwater Act Article 9 Failure to conduct a geotechnical investigation	Fine Payment

June 26, 2025	KHNP	Administrative Fine (144 million Won)	Nuclear Safety Act Article 70 and 119 The Enforcement Decree of Nuclear Safety ACT Article 107 and 178	Fine Payment

3. Sanctions as of September 30, 2025(Korea East-West Power Co., Ltd)

Date	Sanction Authorities	Subject	Sanctions	Cause	Grounds and Applicable Laws
February 12, 2025	Ministry of Climate, Energy, and Environment	Dangjin Power Complex	Administrative Fine (1.8 million Won)	Unaddressed malfunction of measurement equipment	Act on the Integrated Control of Pollutant-Discharging Facilities Article 20

4. Sanctions as of September 30, 2025(KEPCO KDN)

Date	Sanction Authorities	Resolution Number	Case Name	Proceedings
February 20, 2025	Korea Fair Trade Commission	Resolution 2025-029	Case concerning unlawful collussion between KEPCO KDN and Exem CO,. Ltd. in the procurement bid for additional storage materials for unstructured data at KEPCO	Corrective Actions and fine(39 million Won)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Joo, Hwa-Sik
Name:	Joo, Hwa-Sik
Title:	Vice President

Date: December 18, 2025

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Condensed consolidated interim financial statements

September 30, 2025

with the independent auditors’ review report

Independent Auditors’ Review Report

(English translation of a report originally issued in Korean)

To the Board of Directors and Shareholders of

Korea Electric Power Corporation

Reviewed Financial Statements

We have reviewed the accompanying condensed consolidated interim financial statements of Korea Electric Power Corporation and its subsidiaries (the “Group”), which comprise the condensed consolidated interim statement of financial position as of September 30, 2025, the condensed consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2025, the condensed consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2025 and notes, comprising of material accounting policy information and other explanatory information.

Management’s Responsibility

Management is responsible for the preparation and fair presentation of these condensed consolidated interim financial statements in accordance with Korean International Financial Reporting Standards (“K-IFRS”) No. 1034, ‘Interim Financial Reporting’ and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Review Responsibility

Our responsibility is to issue a report on these condensed consolidated interim financial statements based on our review.

We conducted our review in accordance with the Review Standards for Quarterly and Semiannual Financial Statements established by the Securities and Futures Commission of the Republic of Korea. A review of interim financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Korean Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed consolidated interim financial statements referred to above do not present fairly, in all material respects, in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’.

Other Matters

The procedures and practices utilized in the Republic of Korea to review such condensed consolidated interim financial statements may differ from those generally accepted and applied in other countries.

The consolidated interim statements of comprehensive income for the three-month and nine-month periods ended September 30, 2024 and the consolidated interim statements of changes in equity and cash flows for the nine-month period ended September 30, 2024, presented for comparative purposes, were reviewed by another auditor. Their review report dated November 14, 2024, stated that nothing had come to their attention that caused them to believe that those consolidated interim financial statements did not present fairly, in all material respects, in accordance with K-IFRS No. 1034, ‘Interim Financial Reporting’.

The consolidated statement of financial position as of December 31, 2024, and the related consolidated statements of comprehensive income, changes in equity and cash flows for the year then ended, which are not accompanying this report, have been audited by another auditor in accordance with Korean Standards on Auditing and their report thereon, dated March 11, 2025, expressed an unmodified opinion. The accompanying consolidated statement of financial position as of December 31, 2024, presented for comparative purposes, is not different from that audited by another auditor from which it was derived in all material respects.

Seoul, Korea

November 14, 2025

This report is effective as of November 14, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the accompanying condensed consolidated interim financial statements and notes thereto. Accordingly, the readers of the review report should understand that the above review report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

KOREA ELECTRIC POWER CORPORATION

AND ITS SUBSIDIARIES

Condensed consolidated interim financial statements

For each of the nine-month periods ended September 30, 2025 and 2024

“The accompanying condensed consolidated interim financial statements, including all footnotes and disclosures,

have been prepared by, and are the responsibility of, the Group.”

Dong-Cheol Kim

Chief Executive Officer

Korea Electric Power Corporation

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of financial position

As of September 30, 2025 and December 31, 2024 (Unaudited)

In millions of won	Note	September 30, 2025		December 31, 2024
Assets
Current assets
Cash and cash equivalents	5,6,7,44	~~W~~	2,275,359	2,382,979
Current financial assets, net	5,6,9,11,12,13,44,45,46		5,878,256	3,494,717
Trade and other receivables, net	5,8,20,24,44,45,46		12,219,551	12,216,216
Inventories, net	14		9,882,246	9,769,236
Current income tax assets			84,423	78,495
Current non-financial assets	15		1,451,106	1,267,914
Assets held-for-sale	41		75,905	45,648

Total current assets			31,866,846	29,255,205

Non-current assets
Non-current financial assets, net	5,6,9,10,11,12,13,44,46		4,110,730	4,945,990
Non-current trade and other receivables, net	5,8,20,44,45,46		3,213,902	3,157,409
Property, plant and equipment, net	18,24,27,48		185,941,378	182,982,763
Investment properties, net	19,27		169,321	228,984
Goodwill, net	16		99,145	99,179
Intangible assets other than goodwill, net	21,27		963,419	1,046,918
Investments in associates	4,17		6,792,851	6,704,754
Investments in joint ventures	4,17		6,310,087	4,581,340
Defined benefit assets, net	25		13,885	40,425
Deferred tax assets			12,737,254	13,436,624
Non-current non-financial assets	15		872,726	328,204

Total non-current assets			221,224,698	217,552,590

Total assets	4	~~W~~	253,091,544	246,807,795

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of financial position, Continued

As of September 30, 2025 and December 31, 2024 (Unaudited)

In millions of won	Note	September 30, 2025		December 31, 2024
Liabilities
Current liabilities
Trade and other payables	5,22,24,44,46	~~W~~	8,752,691	9,411,315
Current financial liabilities	5,12,23,44,46		45,827,642	44,465,866
Current income tax liabilities			1,599,650	970,496
Current non-financial liabilities	20,28,29		6,834,306	6,327,141
Current provisions	26,44		3,042,141	2,793,971
Liabilities held-for-sale	41		11,233	—

Total current liabilities			66,067,663	63,968,789

Non-current liabilities
Non-current trade and other payables	5,22,24,44,46		4,217,420	4,609,241
Non-current financial liabilities	5,12,23,44,46		84,977,573	88,352,359
Non-current non-financial liabilities	28,29		13,951,215	13,281,520
Employee benefits liabilities, net	25,44		1,735,947	1,451,547
Deferred tax liabilities			6,125,584	5,944,472
Non-current provisions	26,44		28,264,812	27,837,034

Total non-current liabilities			139,272,551	141,476,173

Total liabilities	4	~~W~~	205,340,214	205,444,962

Equity
Contributed capital	1,30,44
Share capital		~~W~~	3,209,820	3,209,820
Share premium			843,758	843,758

			4,053,578	4,053,578

Retained earnings	31
Legal reserves			1,604,910	1,604,910
Voluntary reserves			567,469	—
Unappropriated retained earnings			24,934,926	18,523,337

			27,107,305	20,128,247

Other components of equity	33
Other capital surplus			1,605,627	1,600,812
Accumulated other comprehensive income			1,078,428	1,424,014
Other equity			12,708,585	12,708,585

			15,392,640	15,733,411

Equity attributable to owners of the controlling company			46,553,523	39,915,236
Non-controlling interests	16,32		1,197,807	1,447,597

Total equity		~~W~~	47,751,330	41,362,833

Total liabilities and equity		~~W~~	253,091,544	246,807,795

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of comprehensive income

For each of the three-month and nine-month periods ended September 30, 2025 and 2024 (Unaudited)

In millions of won, except per share information		September 30, 2025			September 30, 2024
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Sales	4,34,44,46
Sale of goods	2	~~W~~	27,033,542	72,235,987	25,629,338	68,449,978
Sales of services			175,181	478,755	141,906	479,195
Sales of construction services	20		144,830	382,298	136,406	363,315
Revenue related to transfer of assets from customers	28		218,831	649,466	195,707	577,319

			27,572,384	73,746,506	26,103,357	69,869,807

Cost of sales	14,25,42,46
Cost of sales of goods			(20,483,602)	(58,267,318)	(21,617,557)	(60,817,298)
Cost of sales of services			(145,853)	(431,877)	(144,197)	(435,879)
Cost of sales of construction services			(503,651)	(1,210,397)	(189,377)	(461,904)

			(21,133,106)	(59,909,592)	(21,951,131)	(61,715,081)

Gross profit			6,439,278	13,836,914	4,152,226	8,154,726

Selling and administrative expenses	25,35,42,46		(787,366)	(2,295,523)	(756,171)	(2,209,066)

Operating profit	4		5,651,912	11,541,391	3,396,055	5,945,660

Other income	36		122,898	307,436	98,662	321,691

Other expenses	36		(69,524)	(162,980)	(53,167)	(212,972)

Other gains, net	37		240,392	359,576	82,273	126,169

Finance income	5,12,38		774,699	1,886,241	1,128,461	1,233,334

Finance expenses	5,12,39		(1,608,924)	(4,216,554)	(1,927,864)	(4,102,671)

Profit (loss) related to associates, joint ventures and subsidiaries	4,16,17
Share of profit of associates and joint ventures			234,265	719,004	252,142	731,313
Gain on disposal of investments in associates and joint ventures			1	3,880	8	185,348
Gain on disposal of investments in Subsidiaries			—	—	—	98
Share of loss of associates and joint ventures			31,933	(163,289)	—	(163,943)
Loss on disposal of investments in associates and joint ventures			—	—	—	(626)
Loss on disposal of investments in subsidiaries			(28,491)	(28,491)	—	—

		~~W~~	237,708	531,104	252,150	752,190

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of comprehensive income, Continued

For each of the three-month and nine-month periods ended September 30, 2025 and 2024 (Unaudited)

In millions of won, except per share information		September 30, 2025			September 30, 2024
	Note	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Profit before income tax		~~W~~	5,349,161	10,246,214	2,976,570	4,063,401

Income tax expense	40		(1,559,143)	(2,918,131)	(1,096,924)	(1,473,402)

Profit for the period			3,790,018	7,328,083	1,879,646	2,589,999

Other comprehensive income (loss), net of tax	5,12,25,31,33
Items that will not be reclassified subsequently to profit or loss:
Remeasurements of defined benefit plans	25,31	~~W~~	(13,928)	(112,028)	(107,448)	(300,635)
Share of other comprehensive income (loss) of associates and joint ventures	31		1,303	1,313	(219)	1,191
Net change in fair value of financial assets at fair value through other comprehensive income	33		70,097	112,542	11,164	82,614
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting	5,12,33		4,739	14,208	29,840	28,608
Foreign currency translation of foreign operations	33		59,467	(90,369)	(81,017)	11,448
Share of other comprehensive income (loss) of associates and joint ventures	33		175,497	(404,787)	(311,891)	91,362

Other comprehensive income (loss) for the period			297,175	(479,121)	(459,571)	(85,412)

Total comprehensive income for the period		~~W~~	4,087,193	6,848,962	1,420,075	2,504,587

Profit attributable to:	43
Owners of the controlling company		~~W~~	3,755,618	7,220,576	1,849,337	2,475,886
Non-controlling interests			34,400	107,507	30,309	114,113

		~~W~~	3,790,018	7,328,083	1,879,646	2,589,999

Total comprehensive income (loss) attributable to:
Owners of the controlling company		~~W~~	4,032,197	6,770,209	1,418,612	2,392,339
Non-controlling interests			54,996	78,753	1,463	112,248

		~~W~~	4,087,193	6,848,962	1,420,075	2,504,587

Earnings per share (in won)	43
Basic and diluted earnings per share		~~W~~	5,850	11,248	2,881	3,857

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of changes in equity

For the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2024	~~W~~	4,053,578	16,338,262	15,453,203	35,845,043	1,419,707	37,264,750
Total comprehensive income (loss) for the period
Profit for the period		—	2,475,886	—	2,475,886	114,113	2,589,999
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(287,298)	—	(287,298)	(13,337)	(300,635)
Share of other comprehensive income of associates and joint ventures, net of tax		—	1,191	—	1,191	—	1,191
Net change in fair value of financial assets at fair value through other comprehensive income, net of tax		—	—	82,613	82,613	1	82,614
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	29,533	29,533	(925)	28,608
Foreign currency translation of foreign operations, net of tax		—	—	(948)	(948)	12,396	11,448
Share of other comprehensive income of associates and joint ventures, net of tax		—	—	91,362	91,362	—	91,362
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	—	—	—	(83,522)	(83,522)
Additional paid-in capital and others		—	—	—	—	(1,348)	(1,348)
Equity transaction within the consolidated entity		—	—	21	21	—	21
Changes in consolidation scope		—	—	—	—	5	5
Dividends paid for hybrid bonds		—	—	—	—	(7,921)	(7,921)
Others
Transfer of revaluation reserve		—	586,394	(586,394)	—	—	—

Balance as of September 30, 2024	~~W~~	4,053,578	19,114,435	15,069,390	38,237,403	1,439,169	39,676,572

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of changes in equity, Continued

For the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

In millions of won	Equity attributable to owners of the controlling company					Non- controlling interests
	Contributed capital		Retained earnings	Other components of equity	Subtotal		Total equity
Balance as of January 1, 2025	~~W~~	4,053,578	20,128,247	15,733,411	39,915,236	1,447,597	41,362,833
Total comprehensive income (loss) for the period
Profit for the period		—	7,220,576	—	7,220,576	107,507	7,328,083
Items that will not be reclassified subsequently to profit or loss:
Remeasurement of defined benefit plans, net of tax		—	(106,094)	—	(106,094)	(5,934)	(112,028)
Share of other comprehensive income of associates and joint ventures, net of tax		—	1,313	—	1,313	—	1,313
Net change in fair value of financial assets at fair value through other comprehensive income (loss), net of tax		—	—	112,544	112,544	(2)	112,542
Items that may be reclassified subsequently to profit or loss:
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	15,343	15,343	(1,135)	14,208
Foreign currency translation of foreign operations, net of tax		—	—	(68,686)	(68,686)	(21,683)	(90,369)
Share of other comprehensive loss of associates and joint ventures, net of tax		—	—	(404,787)	(404,787)	—	(404,787)
Transactions with owners of the Group, recognized directly in equity
Dividends paid		—	(136,737)	—	(136,737)	(75,715)	(212,452)
Additional paid-in capital and others		—	—	(246)	(246)	(2,693)	(2,939)
Equity transaction within the consolidated entity		—	—	5,061	5,061	(17,865)	(12,804)
Changes in consolidation scope		—	—	—	—	(142)	(142)
Dividends paid for hybrid bonds		—	—	—	—	(2,128)	(2,128)
Repayment of hybrid bond		—	—	—	—	(230,000)	(230,000)

Balance as of September 30, 2025	~~W~~	4,053,578	27,107,305	15,392,640	46,553,523	1,197,807	47,751,330

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of cash flows

For the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

In millions of won	September 30, 2025		September 30, 2024
Cash flows from operating activities
Profit for the period	~~W~~	7,328,083	2,589,999

Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense		2,918,131	1,473,402
Depreciation		10,341,469	10,497,338
Amortization		118,727	122,456
Retire benefit expenses		344,026	311,024
Bad debt expense		54,750	48,698
Interest expense		3,279,432	3,422,931
Loss on disposal of financial assets		3,525	219
Loss on disposal of property, plant and equipment		87,565	58,633
Loss on abandonment of property, plant and equipment		96,181	112,438
Loss on impairment of intangible assets		30	—
Loss on disposal of intangible assets		13	110
Increase in provisions, net		1,561,853	713,933
Loss (gain) on foreign currency translation, net		(740,238)	336,847
Gain on valuation of financial assets at fair value through profit or loss		(54,942)	(68,950)
Loss on valuation of financial assets at fair value through profit or loss		2,493	279
Loss (gain) on derivatives		507,179	(536,080)
Gain on valuation of investments in associates and joint ventures, net		(555,715)	(567,370)
Gain on disposal of financial assets		(29,132)	(29,383)
Reversal of loss on impairment of intangible assets		(42)	—
Gain on disposal of property, plant and equipment		(280,199)	(83,068)
Gain on disposal of intangible assets		(18)	(22)
Gain on disposal of investments in associates and joint ventures		(3,880)	(185,348)
Loss on disposal of investments in associates and joint ventures		—	626
Gain on disposal of investments in subsidiaries		—	(98)
Loss on disposal of investments in subsidiaries		28,491	—
Interest income		(332,010)	(323,744)
Dividends income		(24,695)	(12,243)
Others, net		(308,277)	26,620

		17,014,717	15,319,248

Changes in:
Trade receivables		55,586	768,039
Non-trade receivables		28,835	41,033
Accrued income		184,183	(403,656)
Other receivables		96,779	48,423
Other current assets		(615,935)	(324,965)
Inventories		(1,208,546)	(975,912)
Other non-current assets		(186,574)	262
Trade payables		(666,101)	(15,203)
Non-trade payables		(76,110)	164,431
Accrued expenses		(181,900)	(448,114)
Other current liabilities		728,176	702,683
Other non-current liabilities		615,337	396,880
Investments in associates and joint ventures (dividends received)		288,761	197,040
Provisions		(1,275,292)	(1,177,863)
Payments of employee benefit obligations		(224,331)	(136,783)
Plan assets		(21,536)	(9,756)

	~~W~~	(2,458,668)	(1,173,461)

(Continued)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Condensed consolidated interim statements of cash flows, Continued

For the nine-month periods ended September 30, 2025 and 2024 (Unaudited)

In millions of won	September 30, 2025		September 30, 2024
Cash generated from operating activities	~~W~~	21,884,132	16,735,786
Dividends received		24,695	12,243
Interest paid		(3,438,742)	(3,486,186)
Interest received		226,082	286,777
Income taxes paid		(1,307,855)	(679,107)

Net cash flows provided by operating activities		17,388,312	12,869,513

Cash flows from investing activities
Proceeds from disposals of investments in associates and joint ventures		13,882	221,628
Acquisition of investments in associates and joint ventures		(2,022,072)	(349,945)
Proceeds from disposals of property, plant and equipment		312,044	307,071
Acquisition of property, plant and equipment		(11,920,204)	(10,283,585)
Proceeds from disposals of intangible assets		1,425	414
Acquisition of intangible assets		(58,590)	(57,923)
Proceeds from disposals of financial assets		2,794,164	3,021,131
Acquisition of financial assets		(5,283,864)	(4,374,136)
Increase in loans		(103,906)	(80,693)
Collection of loans		234,613	175,842
Increase in deposits		(115,413)	(131,076)
Decrease in deposits		104,649	138,027
Disposal of held-for-sale assets		37,929	14,363
Receipt of government grants		14,135	25,319
Usage of government grants and others		—	(53)
Net cash outflows from changes in consolidation scope		(3,561)	(2,716)
Other cash outflows from investing activities, net		(96,725)	(140,757)

Net cash flows used in investing activities		(16,091,494)	(11,517,089)

Cash flows from financing activities
Proceeds (repayment) of short-term borrowings, net		1,820,448	(1,326,601)
Proceeds from long-term borrowings		1,293,209	1,995,232
Proceeds from debt securities		19,225,697	12,627,199
Repayment of long-term borrowings		(671,401)	(424,789)
Repayment of debt securities		(22,516,891)	(14,734,229)
Payment of lease liabilities		(463,167)	(473,425)
Settlement of derivative instruments, net		589,621	330,937
Change in non-controlling interests		(42,678)	(1,257)
Repayment of hybrid bond		(230,000)	—
Dividends paid for hybrid bonds		(2,128)	(7,921)
Dividends paid		(209,733)	(83,522)
Other cash outflows from financing activities, net		(261,693)	—

Net cash flows used in financing activities		(1,468,716)	(2,098,376)

Net decrease in cash and cash equivalents before effect of exchange rate fluctuations		(171,898)	(745,952)
Effect of exchange rate fluctuations on cash held		65,927	67,642

Classified to assets held for sale		(1,649)	—
Net decrease in cash and cash equivalents		(107,620)	(678,310)
Cash and cash equivalents as of January 1, 2025 and 2024		2,382,979	4,342,887

Cash and cash equivalents as of September 30, 2025 and 2024	~~W~~	2,275,359	3,664,577

The accompanying notes are an integral part of the condensed consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements

September 30, 2025 and 2024 (unaudited)

1.	Reporting Entity (Description of the controlling company)

Korea Electric Power Corporation (“KEPCO”), the controlling company as defined in International Financial Reporting Standards as adopted by the Republic of Korea (“KIFRS”) 1110 Consolidated Financial Statements, was incorporated on January 1, 1982 in accordance with the Korea Electric Power Corporation Act (the “KEPCO Act”) to engage in the generation, transmission and distribution of electricity and development of electric power resources in the Republic of Korea. KEPCO’s stock was listed on the Korea Stock Exchange on August 10, 1989 and KEPCO listed its Depository Receipts (DR) on the New York Stock Exchange on October 27, 1994. KEPCO’s head office is located in Naju, Jeollanam-do.

As of September 30, 2025, KEPCO’s share capital amounts to ~~W~~3,209,820 million and KEPCO’s shareholders are as follows:

	Number of shares (in shares)	Percentage of ownership
The Government of the Republic of Korea	116,841,794	18.20%
Korea Development Bank	211,235,264	32.90%
Other (*)	313,887,019	48.90%

	641,964,077	100.00%

(*)	The number of shares held by foreign shareholders is 111,319,356 shares (17.34%) as of May 8, 2025, the most recent closing date of the shareholder list.

In accordance with the Restructuring Plan enacted on January 21, 1999 by the Ministry of Trade, Industry and Energy, KEPCO spun off its power generation divisions on April 2, 2001, resulting in the establishment of six power generation subsidiaries.

2.	Basis of Preparation

(1)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with KIFRS 1034 Interim Financial Reporting, enacted by the Act on External Audits of Stock Companies in the Republic of Korea. The accompanying consolidated interim financial statements have been translated into English from the Korean language financial statements. In the event of any differences in interpreting the financial statements or the independent auditors’ review report thereon, the Korean version, which is used for regulatory reporting purposes, shall prevail.

(2)	Basis of measurement

These condensed consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the consolidated statements of financial position:

•	financial instruments at fair value through profit or loss;

•	financial instruments at fair value through other comprehensive income or loss;

•	derivative financial instruments are measured at fair value; and

•	liabilities for defined benefit plans are recognized at the net of the total present value of defined benefit obligations less the fair value of plan assets.

(3)	Functional and presentation currency

These condensed consolidated financial statements are presented in Korean won (presented as “won” or “KRW”), which is also the functional currency of KEPCO and most of the significant operating subsidiaries.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments

The preparation of the condensed consolidated financial statements in conformity with KIFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Meanwhile, KEPCO and its subsidiaries (the “Group”) considers climate-related risks resulting from climate change and the establishment of a global greenhouse gas reduction implementation system in its estimates and assumptions. Climate-related risks increase the uncertainty of the estimates and assumptions considered in various items of the financial statements, and the Group carefully monitors climate-related changes and developments, such as new climate-related legislation, even if it does not have a material impact on current measurements.

The followings are the key assumptions and other key sources of estimation uncertainty at the end of the reporting period, which have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year.

(i)	Useful lives of property, plant and equipment, intangible assets other than goodwill and estimations on provision for decommissioning costs.

The Group reviews the estimated useful lives of property, plant and equipment, intangible assets other than goodwill at the end of each annual reporting period. Management’s assumptions could affect the determination of estimated economic useful lives.

The Group records the present value of estimated decommissioning costs as a liability in the period in which the Group incurs a legal obligation associated with the retirement of long-lived assets that result from acquisition, construction, development and/or normal use of the assets. The Group is required to record a liability for the dismantling (demolition) of nuclear power plants and disposal of spent fuel and low and intermediate radioactive wastes. The measurement of such liability is subject to change based on change in estimated cash flow, inflation rate, discount rate, and expected timing of decommissioning.

(ii)	Deferred tax

The Group recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities of each consolidated taxpaying entity. However, the amount of deferred tax assets may be different if the Group determines the estimated future taxable income is not sufficient to realize the deferred tax assets recognized.

(iii)	Valuations of financial instruments at fair values

The Group’s accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities. The Group has established control framework with respect to the measurement of fair values. The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

If third party information, such as broker quotes or pricing services, is used to measure fair values, then the valuation team assesses the evidence obtained from the third parties to support the conclusion that such valuations meet the requirements of KIFRS including the level in the fair value hierarchy in which such valuation techniques should be classified.

When measuring the fair value of an asset or a liability, the Group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows.

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. The Group recognizes transfers between levels of the fair value hierarchy at the end of the reporting period during which the change has occurred.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

2.	Basis of Preparation, Continued

(4)	Use of estimates and judgments, continued

(iv)	Defined employee benefit liabilities

The Group offers its employees defined benefit plans. The cost of providing benefits is determined using the Projected Unit Credit Method, with actuarial valuations being carried out at the end of each reporting period. For actuarial valuations, certain inputs such as discount rates and future salary increases are estimated. Defined benefit plans contain significant uncertainties in estimations due to its long-term nature (refer to Note 25).

(v)	Unbilled revenue

Electricity delivered but neither metered nor billed is estimated at the reporting date based on the volume of electricity delivered which can vary significantly as a result of customer usage patterns, customer mix, meter reading schedules, weather, and etc. Unbilled revenue recognized as of September 30, 2025 and 2024 are ~~W~~2,067,054 million and ~~W~~2,138,161 million, respectively.

(vi)	Construction contracts

The Group recognizes revenue over time using the cost-based input method which represents a faithful depiction of the Group’s progress towards complete satisfaction of providing the power plant construction, which has been identified as a single performance obligation. In applying the cost-based input method, it is necessary to use estimates and assumptions related to the Group’s efforts or inputs expected to be incurred. Costs incurred towards contract completion include costs associated with direct materials, labor, and other indirect costs related to contract performance. Judgment is required in estimating the costs expected to incur in completing the construction projects which involves estimating future materials, labor, contingencies and other related costs. Revenue is estimated based on the contractual amount; however, it can also be affected by uncertainties resulting from unexpected future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

2.	Basis of Preparation, Continued

(5)	Changes in accounting policies

The Group has applied the following new accounting standards and amendments for their annual reporting period commencing January 1, 2025. The amendment has no significant impact on the Group’s condensed consolidated interim financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but not yet effective.

Amendments to KIFRS 1021 - lack of Exchangeability

The amendments to KIFRS 1021 The Effects of Changes in Foreign Exchange Rates specify how an entity should assess whether a currency is exchangeable and how it should determine a spot exchange rate when exchangeability is lacking. The amendments require disclosure of information that enables users of financial statements to understand the risk and impact of a currency not being exchangeable, or is expected to affect, an entity’s financial performance, financial position, and cash flows.

The amendments apply to annual reporting periods beginning on or after January 1, 2025. When applying this amendment, the Group does not restate comparative information.

This amendment has no significant impact on the consolidated interim financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

3.	Material Accounting Policies

The accounting policies applied by the Group in these condensed consolidated financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2024, except for the changes described in Note 2.(5).

4.	Segment, Geographic and Other Information

(1)	Segment determination and explanation of the measurements

The Group’s operating segments are its business components that generate discrete financial information that is reported to and regularly reviewed by chief operating decision maker of the Group for the purpose of resource allocation and assessment of segment performance. The Group’s reportable segments classified in accordance with KIFRS 1108 are “Transmission and distribution”, “Electric power generation (Nuclear)”, “Electric power generation (Non-nuclear)”, “Plant maintenance & engineering service” and “Others”; others mainly represent the business unit that manages the Group’s foreign operations.

Segment operating profit (loss) is determined in the same way that consolidated operating profit is determined under KIFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the condensed consolidated financial statements. Segment assets and liabilities are determined based on separate financial statements of the entities instead of on a consolidated basis. There are various transactions between the reportable segments, including sales of property, plant and equipment and so on, that are conducted on an arm’s-length basis at market prices that would be applicable to an independent third party. For subsidiaries which are in a different segment from that of its immediate parent company, their carrying amount in separate financial statements is eliminated in the consolidating adjustments in the tables below. In addition, consolidation adjustments in the table below include adjustments of the amount of investment in associates and joint ventures from the cost basis amount reflected in segment assets to that determined using equity method in the condensed consolidated financial statements.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(2)	The financial information of the segments for each of the three and nine-month periods ended September 30, 2025 and 2024, respectively, is as follows:

In millions of won
For the three and nine-month period ended September 30, 2025
Segment	Total segment revenue			lntersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related to associates, joint ventures and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	27,006,924	72,468,408	631,122	1,759,617	26,375,802	70,708,791	2,678,481	5,535,973	1,131,410	3,373,730	21,362	71,905	653,114	2,004,233	178,825	340,416
Electric power generation (Nuclear)		3,640,927	11,847,266	3,539,612	11,651,231	101,315	196,035	790,707	3,186,755	1,225,788	3,794,764	24,170	59,379	198,810	598,340	378	(9,306)
Electric power generation (Non-nuclear)		9,263,218	22,315,366	8,557,597	20,488,716	705,621	1,826,650	2,095,624	2,661,107	1,046,884	3,120,175	9,233	31,995	164,507	503,554	58,427	199,907
Plant maintenance & engineering service		852,027	2,370,040	689,501	1,951,662	162,526	418,378	98,834	219,607	42,841	127,828	6,124	22,041	1,150	4,278	78	87
Others		578,819	1,663,736	351,699	1,067,084	227,120	596,652	77,104	116,686	56,789	173,909	69,184	189,168	70,578	232,743	—	—
Consolidation adjustments		(13,769,531)	(36,918,310)	(13,769,531)	(36,918,310)	—	—	(88,838)	(178,737)	(37,399)	(130,210)	(13,108)	(42,478)	(19,982)	(63,716)	—	—

	~~W~~	27,572,384	73,746,506	—	—	27,572,384	73,746,506	5,651,912	11,541,391	3,466,313	10,460,196	116,965	332,010	1,068,177	3,279,432	237,708	531,104

In millions of won
For the three and nine-month period ended September 30, 2024
Segment	Total segment revenue			lntersegment revenue		Revenue from external customers		Operating Profit (loss)		Depreciation and amortization		Interest income		Interest expense		Profit (loss) related to associates, joint ventures and subsidiaries
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Transmission and distribution	~~W~~	25,669,731	68,663,952	481,848	1,616,404	25,187,883	67,047,548	(773,717)	395,418	1,100,643	3,261,051	18,793	66,231	715,255	2,167,146	115,101	406,349
Electric power generation (Nuclear)		4,111,027	10,205,422	4,084,873	10,045,901	26,154	159,521	1,606,878	1,794,445	1,387,109	4,028,873	15,663	47,666	207,402	578,270	(5,994)	(9,446)
Electric power generation (Non-nuclear)		10,630,397	25,160,645	10,075,017	23,360,192	555,380	1,800,453	2,591,281	3,336,865	1,059,759	3,183,893	11,143	48,762	172,581	543,555	143,628	170,027
Plant maintenance & engineering service		734,706	2,353,096	560,853	1,954,252	173,853	398,844	78,137	306,310	41,683	121,569	6,583	18,523	1,612	5,177	(585)	185,260
Others		529,867	1,599,688	369,780	1,136,247	160,087	463,441	44,219	113,601	42,395	151,701	61,360	182,520	60,903	186,247	—	—
Consolidation adjustments		(15,572,371)	(38,112,996)	(15,572,371)	(38,112,996)	—	—	(150,743)	(979)	(35,466)	(127,293)	(13,167)	(39,958)	(18,934)	(57,464)	—	—

	~~W~~	26,103,357	69,869,807	—	—	26,103,357	69,869,807	3,396,055	5,945,660	3,596,123	10,619,794	100,375	323,744	1,138,819	3,422,931	252,150	752,190

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(3)	The information related to segment assets and segment liabilities as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won
As of September 30, 2025
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	142,771,973	8,458,667	6,686,464	118,583,348
Electric power generation (Nuclear)		76,472,361	162,283	1,811,172	49,420,636
Electric power generation (Non-nuclear)		64,347,749	4,480,395	3,155,965	34,918,890
Plant maintenance & engineering service		4,211,201	1,593	124,207	1,276,268
Others		16,778,912	—	189,160	6,915,359
Consolidation adjustments		(51,490,652)	—	27,001	(5,774,287)

	~~W~~	253,091,544	13,102,938	11,993,969	205,340,214

In millions of won
As of December 31, 2024
Segment	Segment assets		Investments in associates and joint ventures	Acquisition of non-current assets	Segment liabilities
Transmission and distribution	~~W~~	139,472,103	6,839,513	8,417,992	120,083,068
Electric power generation (Nuclear)		72,508,359	171,956	2,629,626	47,082,862
Electric power generation (Non-nuclear)		66,834,569	4,272,928	3,862,287	36,363,754
Plant maintenance & engineering service		4,522,610	1,697	160,978	1,508,112
Others		14,977,126	—	195,451	7,073,716
Consolidation adjustments		(51,506,972)	—	(185,981)	(6,666,550)

	~~W~~	246,807,795	11,286,094	15,080,353	205,444,962

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

4.	Segment, Geographic and Other Information, Continued

(4)	Geographic information

Electricity sales, the main operations of the Group, are conducted in the Republic of Korea. The following information on revenue from external customers and non-current assets is determined by the location of the customers and of the assets:

In millions of won	Revenue from external customers					Non-current assets (*2)
	September 30, 2025			September 30, 2024		September 30, 2025	December 31, 2024
Geographical unit	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Domestic	~~W~~	27,293,486	73,008,904	25,844,430	69,171,416	194,645,845	191,214,679
Overseas (*1)		278,898	737,602	258,927	698,391	6,503,082	4,757,463

	~~W~~	27,572,384	73,746,506	26,103,357	69,869,807	201,148,927	195,972,142

(*1)

Middle East and other Asian countries make up the majority of overseas revenue and non-current assets. Since the overseas revenue or non-current assets attributable to particular countries are not material, they are not disclosed individually.

(*2)	The amounts exclude financial assets, deferred tax assets and defined benefit assets.

(5)	Information on significant customers

There is no single customer who accounts for 10% or more of the Group’s revenue for each of the nine-month periods ended September 30, 2025 and 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

5.	Classification of Financial Instruments

(1)	The classification of financial assets as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won	As of September 30, 2025
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,275,359	—	2,275,359
Current financial assets
Current financial assets at fair value through profit or loss		2,496,263	—	—	—	2,496,263
Current financial assets at amortized costs		—	—	21,067	—	21,067
Current derivative assets		394,998	—	—	287,174	682,172
Other financial assets		—	—	2,678,754	—	2,678,754
Trade and other receivables		—	—	12,219,551	—	12,219,551

		2,891,261	—	17,194,731	287,174	20,373,166

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		727,097	—	—	—	727,097
Non-current financial assets at fair value through other comprehensive income		—	814,875	—	—	814,875
Non-current financial assets at amortized costs		—	—	10,135	—	10,135
Non-current derivative assets		857,198	—	—	92,677	949,875
Other financial assets		—	—	1,608,748	—	1,608,748
Trade and other receivables		—	—	3,213,902	—	3,213,902

		1,584,295	814,875	4,832,785	92,677	7,324,632

	~~W~~	4,475,556	814,875	22,027,516	379,851	27,697,798

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

5.	Classification of Financial Instruments, Continued

(1)	The classification of financial assets as of September 30, 2025 and December 31, 2024 is as follows, continued:

In millions of won	As of December 31, 2024
	Financial assets at fair value through profit or loss		Financial assets at fair value through other comprehensive income	Financial assets at amortized cost	Derivative assets (applying hedge accounting)	Total
Current assets
Cash and cash equivalents	~~W~~	—	—	2,382,979	—	2,382,979
Current financial assets
Current financial assets at fair value through profit or loss		1,456,895	—	—	—	1,456,895
Current financial assets at amortized costs		—	—	20,418	—	20,418
Current derivative assets		396,477	—	—	364,077	760,554
Other financial assets		—	—	1,256,850	—	1,256,850
Trade and other receivables		—	—	12,216,216	—	12,216,216

		1,853,372	—	15,876,463	364,077	18,093,912

Non-current assets
Non-current financial assets
Non-current financial assets at fair value through profit or loss		719,277	—	—	—	719,277
Non-current financial assets at fair value through other comprehensive income		—	674,850	—	—	674,850
Non-current financial assets at amortized costs		—	—	9,815	—	9,815
Non-current derivative assets		1,450,050	—	—	480,560	1,930,610
Other financial assets		—	—	1,611,438	—	1,611,438
Trade and other receivables		—	—	3,157,409	—	3,157,409

		2,169,327	674,850	4,778,662	480,560	8,103,399

	~~W~~	4,022,699	674,850	20,655,125	844,637	26,197,311

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

5.	Classification of Financial Instruments, Continued

(2)	The classification of financial liabilities as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won	As of September 30, 2025
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	19,674,371	—	19,674,371
Debt securities		—	26,104,518	—	26,104,518
Derivative liabilities		48,753	—	—	48,753
Trade and other payables		—	8,752,691	—	8,752,691

		48,753	54,531,580	—	54,580,333

Non-current liabilities
Borrowings		—	3,232,474	—	3,232,474
Debt securities		—	81,467,016	—	81,467,016
Derivative liabilities		278,083	—	—	278,083
Trade and other payables		—	4,217,420	—	4,217,420

		278,083	88,916,910	—	89,194,993

	~~W~~	326,836	143,448,490	—	143,775,326

In millions of won	As of December 31, 2024
	Financial liabilities at fair value through profit or loss		Financial liabilities recognized at amortized cost	Derivative liabilities (applying hedge accounting)	Total
Current liabilities
Borrowings	~~W~~	—	17,540,585	—	17,540,585
Debt securities		—	26,901,367	—	26,901,367
Derivative liabilities		23,914	—	—	23,914
Trade and other payables		—	9,411,315	—	9,411,315

		23,914	53,853,267	—	53,877,181

Non-current liabilities
Borrowings		—	3,118,796	—	3,118,796
Debt securities		—	84,972,652	—	84,972,652
Derivative liabilities		256,018	—	4,893	260,911
Trade and other payables		—	4,609,241	—	4,609,241

		256,018	92,700,689	4,893	92,961,600

	~~W~~	279,932	146,553,956	4,893	146,838,781

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

5.	Classification of Financial Instruments, Continued

(3)	The classification of comprehensive income (loss) from financial instruments for each of the three and nine-month periods ended September 30, 2025 and 2024 is as follows:

In millions of won		September 30, 2025			September 30, 2024
		Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Cash and cash equivalents	Interest income	~~W~~	25,552	77,616	34,610	107,632
	Gain (loss) on foreign currency transactions and translations		11,144	(7,405)	(16,206)	(7,063)
Financial assets at fair value through profit or loss	Interest income		7,010	26,730	143	40,089
	Dividend income		53	3,181	73	2,371
	Gain on valuation of financial assets		18,047	52,449	19,003	68,671
	Gain on disposal of financial assets		8,794	25,607	8,679	29,164
Financial assets at fair value through other comprehensive income	Dividend income		1,321	21,514	1,296	9,872
	Gain on valuation of financial assets at fair value through other comprehensive income (equity, before tax)		90,186	142,365	21,490	125,681
Financial assets at amortized cost	Interest income		714	1,227	659	1,924
	Gain (loss) on foreign currency transactions and translations		934	(2,437)	(2,180)	1,715
Loans	Interest income		11,762	29,779	11,999	31,586
	Bad debt expense (Reversal of allowance for doubtful accounts)		1,340	1,442	(4,903)	(13,188)
	Gain (loss) on foreign currency transactions and translations		430	(1,394)	(2,908)	408
Trade and other receivables	Interest income		51,841	137,729	31,982	106,968
	Bad debt expense		27,607	53,308	21,798	61,886
	Gain (loss) on foreign currency transactions and translations		9,547	(29,585)	14,664	7,162
Short-term financial instruments	Interest income		14,444	39,631	9,121	14,948
Long-term financial instruments	Interest income		5,637	19,162	11,808	20,443
	Gain (loss) on foreign currency transactions and translations		—	—	(2)	1
Other financial assets	Interest income		4	136	53	154
Financial liabilities carried at amortized cost	Interest expense of borrowings and debt securities		856,229	2,643,309	934,315	2,788,485
	Interest expense of trade and other Payables		41,383	126,549	31,538	117,863
	Interest expense of others		170,564	509,574	172,966	516,583
	Other finance income		1,020	2,530	4,593	6,383
	Other finance expenses		(712)	84	23	270
	Gain (loss) on foreign currency transactions and translations		(561,325)	1,051,554	965,307	(412,761)
Derivatives (trading)	Gain (loss) on valuation of derivatives		458,567	(315,954)	(493,863)	274,051
	Gain (loss) on transaction of derivatives		45,115	(9,594)	12,913	130,235
Derivatives (applying hedge accounting)	Gain (loss) on valuation of derivatives (profit or loss)		96,477	(121,009)	(246,526)	115,003
	Gain on valuation of derivatives (equity, before tax)		8,818	27,448	54,882	51,443
	Gain (loss) on transaction of derivatives		7,685	(60,622)	7,370	16,791

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

6.	Restricted Deposits

Restricted deposits as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won		As of September 30, 2025		As of December 31, 2024
Cash and cash equivalents	Escrow accounts	~~W~~	3,028	3,280
	Deposits for government project and others		49,436	30,812
	Collateral provided for borrowings		232,962	211,522
	Collateral provided for lawsuit		332	54
	Deposits for transmission regional support program		5,912	8,959
	Deposits for other business purposes		7,556	4,187
Short-term financial instruments	Restriction on withdrawal related to ‘win-win growth program’ for small and medium enterprises and others		280,500	83,520
	Collateral provided for borrowings		70,324	85,569
Other current financial assets	Deposits for Other Business Purposes and others		5,930	—
Non-current financial assets at fair value through profit or loss	Decommissioning costs of nuclear power plants		327,493	296,496
Long-term financial instruments	Guarantee deposits for banking accounts at oversea branches		1	22
	Collateral provided for borrowings		18,245	6,500
	Decommissioning costs of nuclear power plants		650,000	660,000
	Small and Medium Enterprise Development Fund		4,000	—
Long-term deposit	Court Deposit		78	—
Other non-current financial assets	Deposits for other business purposes		—	9,150

		~~W~~	1,655,797	1,400,071

7.	Cash and Cash Equivalents

Cash and cash equivalents as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Cash	~~W~~	42,811	17,941
Other demand deposits		1,679,646	1,712,130
Short-term deposits classified as cash equivalents		502,768	548,611
Short-term investments classified as cash equivalents		50,134	104,297

	~~W~~	2,275,359	2,382,979

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

8.	Trade and Other Receivables

(1)	Trade and other receivables as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,194,918	(202,759)	—	10,992,159
Other receivables		1,274,601	(43,501)	(3,708)	1,227,392

		12,469,519	(246,260)	(3,708)	12,219,551

Non-current assets
Trade receivables		1,044,385	(93,772)	—	950,613
Other receivables		2,370,687	(98,090)	(9,308)	2,263,289

		3,415,072	(191,862)	(9,308)	3,213,902

	~~W~~	15,884,591	(438,122)	(13,016)	15,433,453

In millions of won	As of December 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Trade receivables	~~W~~	11,266,202	(167,028)	—	11,099,174
Other receivables		1,160,945	(39,817)	(4,086)	1,117,042

		12,427,147	(206,845)	(4,086)	12,216,216

Non-current assets
Trade receivables		1,089,787	(93,746)	—	996,041
Other receivables		2,272,127	(100,351)	(10,408)	2,161,368

		3,361,914	(194,097)	(10,408)	3,157,409

	~~W~~	15,789,061	(400,942)	(14,494)	15,373,625

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

8.	Trade and Other Receivables, Continued

(2)	Other receivables as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	668,326	(37,305)	(319)	630,702
Accrued income		89,226	(1)	—	89,225
Deposits		289,262	—	(3,389)	285,873
Finance lease receivables (*1)		97,793	(4,902)	—	92,891
Others		129,994	(1,293)	—	128,701

		1,274,601	(43,501)	(3,708)	1,227,392

Non-current assets
Non-trade receivables		410,627	(52,415)	(197)	358,015
Accrued income		68,695	(6,320)	—	62,375
Deposits		500,535	(414)	(9,111)	491,010
Finance lease receivables (*2)		1,160,421	(2,253)	—	1,158,168
Others		230,409	(36,688)	—	193,721

		2,370,687	(98,090)	(9,308)	2,263,289

	~~W~~	3,645,288	(141,591)	(13,016)	3,490,681

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~110,951 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~828,635 million.

In millions of won	As of December 31, 2024
	Gross amount		Allowance for doubtful accounts	Present value discount	Book value
Current assets
Non-trade receivables	~~W~~	403,248	(35,041)	(21)	368,186
Accrued income		112,941	—	—	112,941
Deposits		293,712	(4)	(4,065)	289,643
Finance lease receivables (*1)		92,130	(3,480)	—	88,650
Others		258,914	(1,292)	—	257,622

		1,160,945	(39,817)	(4,086)	1,117,042

Non-current assets
Non-trade receivables		243,813	(62,222)	(41)	181,550
Accrued income		21,395	—	—	21,395
Deposits		486,868	(414)	(10,367)	476,087
Finance lease receivables (*2)		1,264,269	(1,775)	—	1,262,494
Others		255,782	(35,940)	—	219,842

		2,272,127	(100,351)	(10,408)	2,161,368

	~~W~~	3,433,072	(140,168)	(14,494)	3,278,410

(*1)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~121,170 million.
(*2)	The gross amount of finance lease receivables is the net lease investment by deducting unearned finance income of ~~W~~956,968 million.

(3)

Trade and other receivables are classified as financial assets at amortized cost and are measured using the effective interest rate method. No interest is accrued for trade receivables related to electricity for the duration between the billing date and the payment due dates. However, once trade receivables are overdue, the Group imposes a monthly interest rate of 1.5% on the overdue trade receivables. The Group holds deposits of three months’ expected electricity usage for customers requesting temporary usage and customers whose contracts have been cancelled due to delinquent payments.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

8.	Trade and Other Receivables, Continued

(4)	The aging analysis of trade receivables as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Trade receivables not overdue	~~W~~	11,873,550	12,010,590

Trade receivables overdue and impairment-reviewed:		365,753	345,399

Less than 60 days		14,565	12,289
60 ~ 90 days		51,072	59,427
90 ~ 120 days		12,239	21,642
120 days ~ 1 year		66,495	56,107
More than 1 year		221,382	195,934

		12,239,303	12,355,989
Less: allowance for doubtful accounts		(296,531)	(260,774)

	~~W~~	11,942,772	12,095,215

At the end of each reporting period, the Group assesses whether the trade receivables are impaired. The Group recognizes loss allowances for trade receivables individually when there is any objective evidence that other receivables are impaired and significant and classifies the trade receivables that are not individually assessed as the trade receivables subject to be assessed on a collective basis. Also, the Group recognizes loss allowances based on an expected credit loss (ECL) model.

(5)	Changes in the allowance for doubtful accounts for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025			For the year ended December 31, 2024
	Trade receivables		Other receivables	Trade receivables	Other receivables
Beginning balance	~~W~~	260,774	140,168	232,645	133,953
Bad debts expense		54,782	6,630	48,160	21,937
Write-off		(14,771)	(5,928)	(17,157)	(23,177)
Reversal		(1,075)	(7,029)	(12,928)	(587)
Others		(3,179)	7,750	10,054	8,042

Ending balance	~~W~~	296,531	141,591	260,774	140,168

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

9.	Financial Assets at Fair Value through Profit or Loss

Financial assets at fair value through profit or loss as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Financial assets at fair value through profit or loss
Beneficiary certificate	~~W~~	320	187,320	313	152,054
Cooperative		—	6,409	—	6,872
Others (*)		2,495,943	387,661	1,456,582	405,309

		2,496,263	581,390	1,456,895	564,235

Financial assets designated as at fair value through profit or loss
Debt with embedded derivatives and others		—	145,707	—	155,042

	~~W~~	2,496,263	727,097	1,456,895	719,277

(*)	Others include MMT, MMF etc.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income

(1)	Changes in financial assets at fair value through other comprehensive income for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	360,096	—	(3,091)	142,954	—	499,959
Unlisted		309,709	—	(9)	(589)	760	309,871

		669,805	—	(3,100)	142,365	760	809,830

Debt securities
Corporate bond		5,045	—	—	—	—	5,045

	~~W~~	674,850	—	(3,100)	142,365	760	814,875

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		674,850	—	(3,100)	142,365	760	814,875

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Valuation	Others	Ending balance
Equity securities
Listed	~~W~~	285,054	—	(170)	73,891	1,321	360,096
Unlisted		212,762	4,000	—	88,256	4,691	309,709

		497,816	4,000	(170)	162,147	6,012	669,805

Debt securities
Corporate bond		4,627	—	—	418	—	5,045

	~~W~~	502,443	4,000	(170)	162,565	6,012	674,850

Current financial assets at fair value through other comprehensive income	~~W~~	—	—	—	—	—	—
Non-current financial assets at fair value through other comprehensive income		502,443	4,000	(170)	162,565	6,012	674,850

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	204,445	204,445
KG Mobility Co., Ltd.	12,205	0.01%		428	40	40
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	30	30
PAN Ocean Co., Ltd.	1,492	0.00%		14	6	6
Codes Combine Co., Ltd.	291	0.00%		1	1	1
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	68,222	68,222
Denison Mines Corp.	58,284,000	7.46%		84,134	224,944	224,944
Paladin Energy	10,760	0.01%		41	81	81
KS Industry Co., Ltd	1,457	0.01%		38	1	1
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	2	2
KC Industry Co., Ltd.	139	0.00%		6	—	—
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	829	829
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354

				326,000	499,959	499,959

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	258,974	258,974
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,569	5,569
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	2,160	2,160
H Robotics Co., Ltd.	903,601	7.05%		4,000	332	332
Good Tcells Co., Ltd.	11,364	0.33%		500	571	571
IPS Bio Co., Ltd.	1,975	3.13%		1,000	896	896
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,189	1,189
Fine Powerex Co., Ltd.	72,633	4.45%		1,500	1,610	1,610
Agencore Co., Ltd.	175,779	7.39%		2,200	2,514	2,514
SamHong Machinery Co., Ltd.	1,543,837	9.13%		7,000	8,318	8,318
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	552	552
Dailyshot Co., Ltd.	1,695	1.66%		1,001	1,250	1,250
Mediquitous Co., Ltd.	5,080	0.49%		1,250	1,442	1,442
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	333,334	14.29%		1,000	1,000	1,000
3i Powergen Inc. (*6)	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
PT.KedapSayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd. and others (*7)	—	—		14,371	10,533	10,533

				352,328	309,871	309,871

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won	As of September 30, 2025
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	535	535
Ino Platech Co., Ltd.	—	—		1,080	1,194	1,194
Daebon Tech Co., Ltd.	—	—		3,000	3,316	3,316

				4,571	5,045	5,045

			~~W~~	682,899	814,875	814,875

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the nine-month period ended September 30, 2025.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity is undergoing corporate rehabilitation procedures for the nine-month period ended September 30, 2025 and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income.

(*6)	The Group has recognized an impairment loss on 3i Powergen Inc. for the difference between the carrying amount and the recoverable amount, due to the discontinuation of its operations.
(*7)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 489 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Listed
Korea District Heating Corp.	2,264,068	19.55%	~~W~~	173,201	93,733	93,733
KG Mobility Co., Ltd.	12,205	0.01%		428	46	46
SM Korea Line Corp.	180	0.00%		1	—	—
Namkwang Engineering & Construction Co., Ltd.	46	0.00%		15	—	—
Bumyang Construction Co., Ltd.	35	0.00%		2	—	—
ELCOMTEC Co., Ltd.	32,875	0.04%		217	34	34
PAN Ocean Co., Ltd.	1,492	0.00%		14	5	5
HD Hyundai Marine Engine Co., Ltd.	61,455	0.22%		430	1,503	1,503
Codes Combine Co., Ltd.	291	0.00%		1	—	—
PT Almatri Resources Indonesia	480,000,000	1.60%		65,028	106,259	106,259
Denison Mines Corp.	58,284,000	7.46%		84,134	155,766	155,766
Paladin Energy	100,000	0.01%		41	74	74
KS Industry Co., Ltd	1,457	0.01%		38	3	3
Vitzrosys Co., Ltd.	399	0.00%		2	—	—
EMnI Co., Ltd.	628	0.00%		25	1	1
Vissem electronics, Co., Ltd.	301	0.00%		11	1	1
KC Industry Co., Ltd.	139	0.00%		6	—	—
Aone Alform Co., Ltd.	2,672	0.04%		19	3	3
Ihsung CNI Co., Ltd.	142,860	4.43%		1,500	1,314	1,314
Kodaco Co., Ltd.	131,698	0.85%		1,317	1,354	1,354

				326,430	360,096	360,096

Unlisted (*1)
Set Holding (*2)	1,100,220	2.50%		229,255	258,974	258,974
SGC Greenpower Co., Ltd.	580,000	5.00%		2,900	5,570	5,570
Le Soleil KHNP LLC	137,600	19.00%		1,376	1,376	1,376
Ihsung CNI Co., Ltd.	127,660	3.96%		1,500	2,160	2,160
H Robotics Co., Ltd.	903,601	7.05%		4,000	331	331
Good Tcells Co., Ltd.	11,364	0.33%		500	571	571
IPS Bio Co., Ltd.	1,975	3.13%		1,000	896	896
Nine B Co., Ltd.	5,000	4.96%		1,000	1,000	1,000
Orano Expansion	5,742,405	4.72%		—	—	—
Common Computer Co., Ltd.	3,856	1.64%		1,000	1,189	1,189
Fine Powerex Co., Ltd.	72,633	4.58%		1,500	1,610	1,610
Agencore Co., Ltd.	175,779	8.08%		2,200	2,514	2,514
SamHong Machinery Co., Ltd.	617,535	11.06%		7,000	8,318	8,318
Aloha Factory Co., Ltd.	2,970	3.70%		1,000	552	552
Dailyshot Co., Ltd.	1,695	1.85%		1,001	1,250	1,250
Mediquitous Co., Ltd.	5,080	0.58%		1,250	1,442	1,442
Black Materials Co., Ltd.	37,038	8.31%		500	500	500
Monit Co., Ltd.	166,667	7.14%		1,000	1,000	1,000
3i Powergen Inc. (*6)	—	15.00%		1,482	—	—
Enersys Co., Ltd.	9,763	19.62%		2,050	2,050	2,050
Kalman Co., Ltd.	23,172	9.54%		1,000	1,000	1,000
Himet Co., Ltd.	1,754,386	13.93%		5,000	5,000	5,000
PT.KedapSayaaq	671	10.00%		18,540	—	—
Joongang Platec Co., Ltd.	3,591	0.75%		72	35	35
Pioneer Gas Power Limited (*5)	123,200,010	38.50%		49,831	—	—
Bobaek C&S Co., Ltd.	13,246	0.87%		2,000	2,000	2,000
BDI Co., Ltd. (*3,4)	6,390,478	32.50%		—	—	—
Hwan Young Steel Co., Ltd. and others (*7)	—	—		14,234	10,371	10,371

				352,191	309,709	309,709

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

10.	Financial Assets at Fair Value through Other Comprehensive Income, Continued

(2)	Financial assets at fair value through other comprehensive income as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won	As of December 31, 2024
	Shares (in shares)	Ownership	Acquisition cost		Book value	Fair value
Debt securities (*1)
Aron Flying Ship Co., Ltd.	—	—	~~W~~	491	535	535
Ino Platech Co., Ltd.	—	—		1,080	1,194	1,194
Daebon Tech Co., Ltd.	—	—		3,000	3,316	3,316

				4,571	5,045	5,045

			~~W~~	683,192	674,850	674,850

(*1)	The Group used initial cost as their fair value because there was not enough information to determine fair value, and the range of the estimated fair value is wide.
(*2)

The Group has estimated the fair value of Set Holding by using the income approach and has recognized the difference between its fair value and book value as gain or loss on valuation of financial assets at FVOCI in other comprehensive income or loss during the year ended December 31, 2024.

(*3)

The Group acquired shares in the entity through conversion of investments performed in accordance with corporate rehabilitation procedures before the prior year, and classified the investments in the entity as financial assets at fair value through other comprehensive income as the Group does not hold a significant influence over the entity until the corporate rehabilitation procedures are completed.

(*4)	During the year ended December 31, 2024, BDI Co., Ltd. was delisted as the Court dismissed the application for temporary injunction requiring the suspension of delisting decision and others.
(*5)

The entity underwent corporate rehabilitation procedures during the year ended December 31, 2024, and the Group cannot hold significant influence over the entity until the corporate rehabilitation procedures are completed. Therefore, investments in the entity were reclassified as financial assets at fair value through other comprehensive income.

(*6)	The Group has recognized an impairment loss on 3i Powergen Inc. for the difference between the carrying amount and the recoverable amount, due to the discontinuation of its operations.
(*7)	Equity securities, acquired through debt-for-equity swaps of electricity rate bonds and others, consist of 464 companies including Hwan Young Steel Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

11.	Financial Assets at Amortized Cost

Financial assets at amortized cost as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,399	1,399
Others		29,803	29,803

	~~W~~	31,202	31,202

Current	~~W~~	21,067	21,067
Non-current		10,135	10,135

In millions of won	As of December 31, 2024
	Financial assets at amortized cost		Book value
Government bonds	~~W~~	1,160	1,160
Others		29,073	29,073

	~~W~~	30,233	30,233

Current	~~W~~	20,418	20,418
Non-current		9,815	9,815

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

12.	Derivatives

(1)	Derivatives as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Derivative assets
Currency forward	~~W~~	3,610	—	12,153	—
Currency swap		666,727	659,973	733,374	1,630,570
Interest rate swap		1,602	161,865	9,571	176,138
Others (*2,3)		10,233	128,037	5,456	123,902

	~~W~~	682,172	949,875	760,554	1,930,610

Derivative liabilities
Currency forward	~~W~~	216	—	132	—
Currency swap		14,564	97,052	1,640	36,328
Interest rate swap		387	68,407	127	76,356
Others (*1,2,4,5)		33,586	112,624	22,015	148,227

	~~W~~	48,753	278,083	23,914	260,911

(*1)

In relation to the agreement to purchase hybrid bonds issued by Samcheok Eco Materials Co., Ltd., a joint venture of the Group, the performance obligation as of September 30, 2025 which amounts to ~~W~~26,422 million (~~W~~26,422 million as of December 31, 2024) to the underwriter of the bonds was recorded as other derivative liabilities.

(*2)

The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its associate, Hyundai Green Power Co., Ltd., as other derivatives assets and liabilities. Also, the fair value of derivatives under the power purchase agreement of the subsidiary, Elara Energy Project, LLC, has been recognized as other derivative liabilities.

(*3)	The Group recorded the fair value of derivatives regarding the Power Purchase Agreement (“PPA”) of its subsidiary Columboola Solar Farm Hold Co Pty., Ltd. as other derivative assets.
(*4)

The Group entered into a Price Return Swap (PRS) contract to exchange gains or losses arising from fluctuations in the stock price of its subsidiary, KEPCO Engineering & Construction Company, Inc. The settlement of the PRS contract was completed during the nine-month period ended September 30, 2025, and the Group recognized a gain on transaction of derivative instruments of ~~W~~37,572 million for the nine-month period ended September 30, 2025.

(*5)	The Group recorded the fair value of derivatives in accordance with the shareholders’ agreement of its joint venture, Wadi Noor Solar Power, as other derivative liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(2)	Currency forward contracts which are not designated as hedging instruments as of September 30, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract date	Maturity date	Contract amounts				Contract exchange rate (in won)
			Pay		Receive
Busan Bank	2025.09.15	2025.10.02	~~W~~	8,333	USD	6,000	~~W~~	1,388.80
Morgan Stanley	2025.09.05	2025.10.10		13,909	USD	10,000		1,390.90
Hana Bank	2025.09.10	2025.10.16		13,853	USD	10,000		1,385.30
Mizuho Bank	2025.09.10	2025.10.14		13,868	USD	10,000		1,386.80
Hana Bank	2025.09.15	2025.10.17		13,863	USD	10,000		1,386.30
Kyongnam Bank	2025.09.16	2025.10.21		13,838	USD	10,000		1,383.80
shinhan Bank	2025.09.29	2025.10.02		12,597	USD	9,000		1,399.70
Woori Bank	2025.09.29	2025.10.23		12,590	USD	9,000		1,398.90
Standard Chartered	2025.09.30	2025.10.24		11,210	USD	8,000		1,401.30
Morgan Stanley	2025.09.30	2025.10.28		16,834	USD	12,000		1,402.80
Busan Bank	2025.09.30	2025.10.30		16,839	USD	12,000		1,403.30
Mizuho Bank	2025.09.16	2025.10.10		13,808	USD	10,000		1,380.80
Hana Bank	2025.09.16	2025.10.10		9,666	USD	7,000		1,380.79
JP Morgan	2025.09.16	2025.10.10		8,286	USD	6,000		1,380.95
Kookmin Bank	2025.09.18	2025.10.10		13,836	USD	10,000		1,383.60
shinhan Bank	2025.09.22	2025.10.14		11,141	USD	8,000		1,392.63
Nonghyup Bank	2025.09.24	2025.10.14		9,757	USD	7,000		1,393.90
Mizuho Bank	2025.09.24	2025.10.14		9,757	USD	7,000		1,393.88
JP Morgan	2025.09.29	2025.10.23		4,203	USD	3,000		1,401.10
Mizuho Bank	2025.09.29	2025.10.23		4,203	USD	3,000		1,400.99
Hana Bank	2025.09.29	2025.10.23		4,203	USD	3,000		1,400.98
Nonghyup Bank	2025.09.30	2025.10.23		8,413	USD	6,000		1,402.10
Korea Development Bank	2025.09.30	2025.10.23		7,010	USD	5,000		1,401.95
MUFG	2025.07.16	2026.01.16		6,585	JPY	700,000		9.41
MUFG	2025.09.04	2026.01.08		6,621	JPY	700,000		9.46
Nonghyup Bank	2025.09.12	2025.10.21		4,574	USD	3,300		1,386.05
MUFG	2025.09.12	2025.10.21		3,742	USD	2,700		1,386.05
JP Morgan	2025.09.16	2025.10.23		6,886	USD	5,000		1,377.15
MUFG	2025.09.17	2025.10.23		6,888	USD	5,000		1,377.62
MUFG	2025.09.25	2025.10.01		7,002	USD	5,000		1,400.40
Nonghyup Bank	2025.09.26	2025.10.31		7,049	USD	5,000		1,409.70
MUFG	2025.09.26	2025.10.31		7,049	USD	5,000		1,409.75
JP Morgan	2025.09.26	2025.10.31		7,049	USD	5,000		1,409.70
Nonghyup Bank	2025.09.29	2025.11.03		7,001	USD	5,000		1,400.20
MUFG	2025.09.29	2025.11.03		7,001	USD	5,000		1,400.22
Nonghyup Bank	2025.09.30	2025.11.04		7,006	USD	5,000		1,401.20
JP Morgan	2025.09.30	2025.11.04		7,006	USD	5,000		1,401.20
Bank of America	2025.08.28	2025.10.14		5,540	USD	4,000		1,385.00
SMBC	2025.09.01	2025.10.23		8,342	USD	6,000		1,390.34
shinhan Bank	2025.09.03	2025.10.14		2,689	USD	1,937		1,388.20
Nonghyup Bank	2025.09.08	2025.10.27		5,543	USD	4,000		1,385.80
Nonghyup Bank	2025.09.29	2025.10.27		11,190	USD	8,000		1,398.71
JP Morgan	2025.09.03	2025.10.14		3,326	USD	2,395		1,388.70
JP Morgan	2025.09.17	2025.10.02		6,894	USD	5,000		1,378.70
Citi Bank	2025.09.10	2025.10.27		4,152	USD	3,000		1,384.10
Hana Bank	2025.09.15	2025.10.23		8,317	USD	6,000		1,386.19
Nonghyup Bank	2025.07.18	2025.11.27		6,912	USD	5,000		1,382.48
shinhan Bank	2025.09.05	2025.11.28		767	USD	555		1,382.61
Woori Bank	2025.09.16	2025.12.03		6,900	USD	5,000		1,379.90
shinhan Bank	2025.09.16	2025.12.05		6,899	USD	5,000		1,379.88
MUFG	2025.09.16	2025.12.05		6,893	USD	5,000		1,378.55
Bank of America	2025.09.16	2025.12.05		6,891	USD	5,000		1,378.25
Hana Bank	2025.09.16	2025.12.05		6,890	USD	5,000		1,377.90
Busan Bank	2025.09.16	2025.12.05		6,889	USD	5,000		1,377.70
HSBC	2025.09.16	2025.12.05		6,873	USD	5,000		1,374.50

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Standard Chartered	2014~2029	~~W~~	102,470	USD	100,000	3.14%	3.57%	~~W~~	1,024.70
Woori Bank	2019~2027		21,708	USD	19,417	5.04%	6.75%		1,118.00
Kookmin Bank	2020~2026		76,355	USD	70,445	5.83%	6.00%		1,083.90
Woori Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Korea Development Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
Hana Bank	2021~2026		118,170	USD	100,000	1.11%	1.13%		1,181.70
JP Morgan	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Woori Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Kookmin Bank	2022~2027		128,600	USD	100,000	3.56%	4.00%		1,286.00
Korea Development Bank	2022~2026		283,820	USD	200,000	4.67%	5.38%		1,419.10
Hana Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
Woori Bank	2022~2026		141,910	USD	100,000	4.68%	5.38%		1,419.10
JP Morgan	2022~2026		141,910	USD	100,000	4.69%	5.38%		1,419.10
Korea Development Bank	2022~2028		283,820	USD	200,000	5.12%	5.50%		1,419.10
Woori Bank	2022~2028		141,910	USD	100,000	5.13%	5.50%		1,419.10
Hana Bank	2023~2026		256,000	USD	200,000	3.97%	5.38%		1,280.00
Shinhan Bank	2023~2026		192,000	USD	150,000	3.99%	5.38%		1,280.00
Kookmin Bank	2023~2026		128,000	USD	100,000	4.03%	5.38%		1,280.00
Korea Development Bank	2023~2026		256,000	USD	200,000	4.04%	5.38%		1,280.00
Bank of America	2023~2026		128,000	USD	100,000	4.04%	5.38%		1,280.00
Standard Chartered	2023~2026		128,000	USD	100,000	4.04%	5.38%		1,280.00
Woori Bank	2023~2026		192,000	USD	150,000	4.05%	5.38%		1,280.00
Shinhan Bank	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Kookmin Bank	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Korea Development Bank	2024~2027		864,890	USD	650,000	3.53%	4.88%		1,330.60
Bank of America	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
Standard Chartered	2024~2027		133,060	USD	100,000	3.53%	4.88%		1,330.60
IBK Securities Co., Ltd.	2024~2027		199,590	USD	150,000	3.53%	4.88%		1,330.60
Shinhan Bank	2024~2034		138,010	USD	100,000	3.64%	5.13%		1,380.10
Hana Bank	2024~2034		138,010	USD	100,000	3.69%	5.13%		1,380.10
Woori Bank	2024~2034		119,958	USD	86,920	3.74%	5.13%		1,380.10
Woori Bank	2017~2027		111,610	USD	100,000	2.25%	3.13%		1,116.10
Korea Development Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Hana Bank	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
Korea Development Bank	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
Shinhan Bank	2018~2028		115,387	HKD	850,000	2.66%	3.35%		135.75
Korea Development Bank	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
Woori Bank	2021~2026		222,800	USD	200,000	0.93%	1.25%		1,114.00
Shinhan Bank	2021~2026		111,400	USD	100,000	0.92%	1.25%		1,114.00
Korea Development Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Nonghyup Bank	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
Woori Bank	2022~2027		262,000	USD	200,000	3.62%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2027		131,000	USD	100,000	3.63%	4.25%		1,310.00
Kookmin Bank	2022~2027		131,000	USD	100,000	3.62%	4.25%		1,310.00
Hana Bank	2022~2027		131,000	USD	100,000	3.61%	4.25%		1,310.00
Korea Development Bank	2022~2027		262,000	USD	200,000	3.63%	4.25%		1,310.00
Export-Import Bank of Korea	2022~2032		349,829	HKD	1,935,000	4.87%	5.16%		180.79
JP Morgan	2022~2032		75,194	HKD	415,000	5.00%	5.16%		181.19
Export-Import Bank of Korea	2023~2030		172,982	HKD	1,037,000	4.25%	4.51%		166.81
Hana Bank	2024~2028		128,940	USD	100,000	3.73%	5.00%		1,289.40
JP Morgan	2024~2028		128,940	USD	100,000	3.85%	5.00%		1,289.40
Korea Development Bank	2024~2028		257,880	USD	200,000	3.80%	5.00%		1,289.40
Korea Development Bank	2024~2028		128,940	USD	100,000	3.69%	5.00%		1,289.40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(3)	Currency swap contracts which are not designated as hedging instruments as of September 30, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Hana Bank	2024~2029	~~W~~	138,540	USD	100,000	3.15%	4.63%	~~W~~	1,385.40
Shinhan Bank	2024~2029		138,540	USD	100,000	3.15%	4.63%		1,385.40
Kookmin Bank	2024~2029		138,540	USD	100,000	3.16%	4.63%		1,385.40
Woori Bank	2024~2029		138,540	USD	100,000	3.17%	4.63%		1,385.40
Korea Development Bank	2024~2029		138,540	USD	100,000	3.19%	4.63%		1,385.40
Credit Agricole	2025~2028		218,963	HKD	1,166,000	2.85%	4.10%		187.79
Korea Development Bank	2025~2030		556,560	USD	400,000	2.75%	SOFR + 0.79%		1,391.40
Hana Bank	2025~2030		139,140	USD	100,000	2.75%	SOFR + 0.79%		1,391.40

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(4)	Currency swap contracts which are designated as hedging instruments as of September 30, 2025 are as follows:

In millions of won and thousands of foreign currencies except contract exchange rate information

Counterparty	Contract year	Contract amount				Contract interest rate		Contract exchange rate (in won)
		Pay		Receive		Pay	Receive
Korea Development Bank	2020~2026	~~W~~	118,910	USD	100,000	0.61%	1.00%	~~W~~	1,189.10
Hana Bank	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
Woori Bank	2020~2026		118,910	USD	100,000	0.62%	1.00%		1,189.10
Nomura	2017~2037		52,457	EUR	40,000	2.60%	1.70%		1,311.42
Nomura	2017~2037		59,423	SEK	450,000	2.62%	2.36%		132.05
Kookmin Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Hana Bank	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
Korea Development Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
Woori Bank	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
JP Morgan	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
Woori Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Shinhan Bank	2021~2026		220,600	USD	200,000	0.47%	0.75%		1,103.00
Hana Bank	2021~2026		55,150	USD	50,000	0.48%	0.75%		1,103.00
Shinhan Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%		1,329.30
Nonghyup Bank	2023~2026		132,930	USD	100,000	4.05%	5.38%		1,329.30
Kookmin Bank	2023~2026		132,930	USD	100,000	4.07%	5.38%		1,329.30
Woori Bank	2023~2028		259,000	USD	200,000	3.83%	4.88%		1,295.00
Korea Development Bank	2023~2028		129,500	USD	100,000	3.85%	4.88%		1,295.00
Bank of America	2023~2028		64,750	USD	50,000	3.85%	4.88%		1,295.00

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(5)	Interest rate swap contracts which are not designated as hedging instruments as of September 30, 2025 are as follows:

In millions of won and thousands of foreign currencies

Counterparty	Contract year	Contract amount		Contract interest rate per annum
				Pay	Receive
Nomura (*1)	2018~2038	~~W~~	30,000	3M CD + 0.10%	3.75%
Shinhan Bank	2021~2025		100,000	2.32%	3M CD + 0.43%
Hana Bank	2022~2027		200,000	3.02%	3M CD + 0.61%
Hana Bank	2022~2027		200,000	3.04%	3M CD + 0.58%
Hana Bank	2022~2027		250,000	3.38%	3M CD + 0.59%
Nomura	2022~2027		200,000	3.55%	3M CD + 0.60%
Shinhan Bank	2022~2027		150,000	3.53%	3M CD + 0.55%
Hana Bank	2022~2027		200,000	3.70%	3M CD + 0.59%
Nomura	2022~2027		300,000	3.89%	3M CD + 0.67%
Hana Bank	2022~2027		200,000	3.93%	3M CD + 0.67%
Nomura	2022~2027		200,000	3.80%	3M CD + 0.68%
Nomura	2022~2027		300,000	4.04%	3M CD + 0.60%
Hana Bank	2022~2027		100,000	4.68%	3M CD + 1.04%
Hana Bank	2022~2027		100,000	5.45%	3M CD + 1.20%
Shinhan Bank	2023~2028		200,000	4.27%	3M CD + 0.76%
Shinhan Bank	2023~2028		50,000	4.27%	3M CD + 0.76%
Nomura	2023~2028		250,000	4.13%	3M CD + 0.73%
Hana Bank	2023~2028		200,000	3.74%	3M CD + 0.51%
Hana Bank	2023~2028		100,000	4.19%	3M CD + 0.50%
Shinhan Bank	2023~2028		300,000	3.81%	3M CD + 0.70%
Hana Bank	2023~2028		200,000	3.95%	3M CD + 0.50%
Shinhan Bank	2024~2029		200,000	3.84%	3M CD + 0.50%
Hana Bank	2024~2027		250,000	3.72%	3M CD + 0.34%
Hana Bank	2024~2027		250,000	3.77%	3M CD + 0.31%
Hana Bank	2024~2027		250,000	3.31%	3M CD + 0.31%
Hana Bank	2024~2027		200,000	3.46%	3M CD + 0.53%
Nomura	2024~2027		200,000	3.38%	3M CD + 0.50%
Hana Bank	2024~2027		300,000	3.18%	3M CD + 0.53%
Shinhan Bank	2024~2025		100,000	3.29%	3M CD + 0.42%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.57%
Hana Bank	2025~2030		200,000	3.28%	3M CD + 0.62%
Shinhan Bank	2025~2030		200,000	2.82%	3M CD + 0.50%
Hana Bank	2025~2028		200,000	2.86%	3M CD + 0.45%
Nomura	2017~2032		52,457	2.55% + Floating rate	2.60%
Nomura	2017~2032		59,423	2.57% + Floating rate	2.62%
Nomura (*2)	2021~2041		30,000	1.84%	2.60%
Nomura (*3)	2021~2041		50,000	1.87%	2.38%
MUFG	2022~2048	USD	155,941	3M SOFR	3.71%
Mizuho Capital Markets LLC	2022~2048	USD	155,941	3M SOFR	1.05%
Mizuho Capital Markets LLC	2024~2025	USD	112,194	1M SOFR	4.20%
NORD LB Bank	2022~2036	USD	16,121	1.83%	6M SOFR
Rabobank	2022~2036	USD	19,619	1.83%	6M SOFR
Mizuho Capital Markets LLC	2024~2045	USD	78,927	3M USD Synthetic Libor	1.14%

(*1)	Depending on the counterparty exercising the right, the contract may be early settled on the same date every year from June 15, 2023.
(*2)	1.84% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.
(*3)	1.87% of the contract paying interest rate is applied for five years from the date of issuance, and 3M CMT+0.35% is applied thereafter.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

12.	Derivatives, Continued

(6)	Interest rate swap contracts which are designated as hedging instruments as of September 30, 2025 are as follows:

In thousands of foreign currencies

Counterparty			Contract interest rate per annum
	Contract year	Contract amount	Pay	Receive
Export-Import Bank of Korea	2015~2031	USD 11,021	2.67%	SOFR + 0.428%
ING Bank	2015~2031	USD 27,178	2.67%	SOFR + 0.428%
BNP Paribas	2015~2031	USD 28,994	2.67%	SOFR + 0.428%
BNP Paribas	2009~2027	USD 22,923	4.16%	6M USD Synthetic Libor
KFW	2009~2027	USD 22,923	4.16%	6M USD Synthetic Libor
Export-Import Bank of Korea	2016~2036	USD 53,525	3.00%	6M USD Synthetic Libor
SMTB	2025~2036	JPY 3,787,290	1.82%	6M TIBOR + 0.55%

(7)

Gains and losses on valuation and transaction of derivatives for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows and they are included as finance income and expenses in the consolidated statements of comprehensive income (loss):

In millions of won	Net income effects of valuation gain (loss)					Net income effects of transaction gain (loss)				Accumulated other comprehensive income (loss) (*)
	September 30, 2025			September 30, 2024		September 30, 2025		September 30, 2024		September 30, 2025		September 30, 2024
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
Currency forward	~~W~~	4,653	3,432	(19,294)	125	12,627	(14,480)	(15,139)	26,941	—	—	—	—
Currency swap		514,709	(455,917)	(689,581)	377,267	48,519	(79,049)	22,493	91,451	9,523	32,244	59,804	53,243
Interest rate swap		32,557	4,042	(27,446)	(11,363)	(8,336)	(14,260)	2,715	13,047	(705)	(4,796)	(4,922)	(1,800)
Other derivatives		3,125	11,480	(4,068)	23,025	(10)	37,573	10,214	15,587	—	—	—	—

	~~W~~	555,044	(436,963)	(740,389)	389,054	52,800	(70,216)	20,283	147,026	8,818	27,448	54,882	51,443

(*)

For the nine-month periods ended September 30, 2025 and 2024, the net gain (loss) on valuation of derivatives applying cash flow hedge accounting of ~~W~~14,208 million and ~~W~~(28,608) million, net of tax, is included in other comprehensive income (loss), respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

13.	Other Financial Assets

(1)	Other financial assets as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Loans	~~W~~	88,845	907,683	115,161	901,953
Less: allowance for doubtful accounts		(5,157)	(68,097)	(5,156)	(66,838)
Less: present value discount		(1,056)	(35,857)	(1,084)	(35,888)

		82,632	803,729	108,921	799,227

Long-term / short-term financial instruments		2,596,122	805,019	1,147,929	812,211

	~~W~~	2,678,754	1,608,748	1,256,850	1,611,438

(2)	Loans as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September, 2025
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,818	(5,155)	(1,056)	28,607
Loans for housing		38,812	—	—	38,812
Other loans		15,215	(2)	—	15,213

		88,845	(5,157)	(1,056)	82,632

Long-term loans
Loans for tuition		358,646	(3,221)	(35,857)	319,568
Loans for housing		249,770	—	—	249,770
Loans for related parties		285,906	(64,876)	—	221,030
Other loans		13,361	—	—	13,361

		907,683	(68,097)	(35,857)	803,729

	~~W~~	996,528	(73,254)	(36,913)	886,361

In millions of won	As of December 31, 2024
	Face value		Allowance for doubtful accounts	Present value discount	Carrying value
Short-term loans
Loans for tuition	~~W~~	34,484	(5,156)	(1,084)	28,244
Loans for housing		43,171	—	—	43,171
Other loans		37,506	—	—	37,506

		115,161	(5,156)	(1,084)	108,921

Long-term loans
Loans for tuition		364,685	(4,888)	(35,888)	323,909
Loans for housing		266,208	—	—	266,208
Loans for related parties		260,227	(61,950)	—	198,277
Other loans		10,833	—	—	10,833

		901,953	(66,838)	(35,888)	799,227

	~~W~~	1,017,114	(71,994)	(36,972)	908,148

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

13.	Other Financial Assets, Continued

(3)	Changes in the allowance for doubtful accounts of loans for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	71,994	80,793
Bad debts expense		1,442	3,727
Write-off		(182)	(12,526)

Ending balance	~~W~~	73,254	71,994

(4)	Long-term and short-term financial instruments as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Time deposits	~~W~~	2,259,993	145,581	823,806	135,995
CD		20,000	—	40,000	—
Others		316,129	659,438	284,123	676,216

	~~W~~	2,596,122	805,019	1,147,929	812,211

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

14.	Inventories

Inventories as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	5,146,198	(1,559)	5,144,639
Merchandises		2,929	—	2,929
Work-in-progress		220,250	(32)	220,218
Finished goods		29,394	—	29,394
Supplies		3,676,423	—	3,676,423
Inventories-in-transit		793,924	—	793,924
Other inventories		14,719	—	14,719

	~~W~~	9,883,837	(1,591)	9,882,246

In millions of won	As of December 31, 2024
	Acquisition cost		Valuation allowance	Book value
Raw materials	~~W~~	4,914,250	(1,573)	4,912,677
Merchandises		1,733	—	1,733
Work-in-progress		220,110	—	220,110
Finished goods		96,390	(630)	95,760
Supplies		3,358,831	—	3,358,831
Inventories-in-transit		1,160,238	—	1,160,238
Other inventories		19,887	—	19,887

	~~W~~	9,771,439	(2,203)	9,769,236

The reversal of the allowance for loss on inventory valuation included in cost of sales for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 amounts to ~~W~~4,424 million and ~~W~~9,182 million, respectively.

The amounts of loss from inventory valuation included in other gains or losses for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 were ~~W~~3,812 million and ~~W~~9,941 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

15.	Non-Financial Assets

Non-financial assets as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advanced payments	~~W~~	584,753	539,672	467,156	66,174
Prepaid expenses		477,053	252,894	431,087	221,922
Others (*)		389,300	80,160	369,671	40,108

	~~W~~	1,451,106	872,726	1,267,914	328,204

(*)	Details of others as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Greenhouse gas emissions rights	~~W~~	225,964	—	211,969	—
Other quick assets		163,336	80,160	157,702	40,108

	~~W~~	389,300	80,160	369,671	40,108

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries

(1)	Consolidated subsidiaries as of September 30, 2025 and December 31, 2024 are as follows:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of September 30, 2025	As of December 31, 2024
Korea Hydro & Nuclear Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea South-East Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Midland Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Western Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea Southern Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Korea East-West Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
KEPCO Engineering & Construction Company, Inc. (*1)	Engineering and construction for utility plant and others	Korea	51.00%	51.00%
KEPCO Plant Service & Engineering Co., Ltd.	Utility plant maintenance and others	Korea	51.00%	51.00%
KEPCO Nuclear Fuel Co., Ltd.	Nuclear fuel	Korea	96.36%	96.36%
KEPCO KDN Co., Ltd.	Electric power information technology and others	Korea	100.00%	100.00%
KEPCO International HongKong Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO International Philippines Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Gansu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Philippines Holdings Inc.	Holding company	Philippines	100.00%	100.00%
KEPCO Philippines Corporation	Operation of utility plant	Philippines	100.00%	100.00%
KEPCO Ilijan Corporation	Construction and operation of utility plant	Philippines	51.00%	51.00%
KEPCO Neimenggu International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KEPCO Shanxi International Ltd.	Holding company	Hong Kong	100.00%	100.00%
KOMIPO Global Pte Ltd.	Holding company	Singapore	100.00%	100.00%
KEPCO Netherlands B.V.	Holding company	Netherlands	100.00%	100.00%
KEPCO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSEP Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KEPCO Middle East Holding Company	Holding company	Bahrain	100.00%	100.00%
Qatrana Electric Power Company	Construction and operation of utility plant	Jordan	80.00%	80.00%
KHNP Canada Energy Ltd.	Holding company	Canada	100.00%	100.00%
KEPCO Bylong Australia Pty., Ltd.	Resources development	Australia	100.00%	100.00%
Korea Waterbury Uranium Limited Partnership	Resources development	Canada	80.12%	80.12%
KEPCO Holdings de Mexico	Holding company	Mexico	100.00%	100.00%
KST Electric Power Company, S.A.P.I. de C.V.	Construction and operation of utility plant	Mexico	56.00%	56.00%
KEPCO Energy Service Company	Operation of utility plant	Mexico	100.00%	100.00%
KEPCO Netherlands S3 B.V.	Holding company	Netherlands	100.00%	100.00%
PT. KOMIPO Pembangkitan Jawa Bali	Operation of utility plant	Indonesia	51.00%	51.00%
PT. Cirebon Power Service (*2)	Operation of utility plant	Indonesia	27.50%	27.50%
KOWEPO International Corporation	Operation of utility plant	Philippines	99.99%	99.99%
KOSPO Jordan LLC	Operation of utility plant	Jordan	100.00%	100.00%
EWP America Inc.	Holding company	USA	100.00%	100.00%
EWP Renewable Corporation	Holding company	USA	100.00%	100.00%
KNF Canada Energy Limited	Holding company	Canada	100.00%	100.00%
EWP Barbados 1 SRL	Holding company	Barbados	100.00%	100.00%
California Power Holdings, LLC	Power generation	USA	100.00%	100.00%
Gyeonggi Green Energy Co., Ltd.	Power generation	Korea	62.01%	62.01%
PT. Tanggamus Electric Power	Power generation	Indonesia	52.50%	52.50%
Gyeongju Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KOMIPO America Inc.	Holding company	USA	100.00%	100.00%
PT. EWP Indonesia	Holding company	Indonesia	99.99%	99.99%
KEPCO Netherlands J3 B.V.	Holding company	Netherlands	100.00%	100.00%
Korea Offshore Wind Power Co., Ltd.	Power generation	Korea	100.00%	100.00%
Global One Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Global Energy Pioneer B.V.	Holding company	Netherlands	100.00%	100.00%
Mira Power Limited (*3)	Power generation	Pakistan	76.00%	76.00%
KOSEP Material Co., Ltd.	Recycling fly ashes	Korea	86.22%	86.22%
Commerce and Industry Energy Co., Ltd. (*4)	Biomass power generation	Korea	24.30%	85.03%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2025 and December 31, 2024 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of September 30, 2025	As of December 31, 2024
KEPCO KPS Philippines Corp.	Utility plant maintenance and others	Philippines	99.99%	99.99%
KOSPO Chile SpA	Holding company	Chile	100.00%	100.00%
Hee Mang Sunlight Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Fujeij Wind Power Company	Operation of utility plant	Jordan	100.00%	100.00%
KOSPO Youngnam Power Co., Ltd.	Operation of utility plant	Korea	100.00%	100.00%
Chitose Solar Power Plant LLC	Power generation	Japan	65.00%	65.00%
KEPCO ES Co., Ltd.	Energy service	Korea	100.00%	100.00%
KEPCO Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
KOSPO Power Services Ltda.	Utility plant maintenance and others	Chile	65.00%	65.00%
Energy New Industry Specialized Investment Private Investment Trust	Holding company	Korea	99.01%	99.01%
KOEN Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOMIPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOSPO Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
EWP Bylong Pty., Ltd.	Resources development	Australia	100.00%	100.00%
KOWEPO Lao International	Utility plant maintenance and others	Laos	100.00%	100.00%
KEPCO Mangilao Holdings LLC	Holding company	USA	100.00%	100.00%
Mangilao Investment LLC	Holding company	USA	69.55%	69.55%
KEPCO Mangilao Solar, LLC	Power generation	USA	100.00%	100.00%
Jeju Hanlim Offshore Wind Co., Ltd.	Power generation	Korea	79.03%	79.03%
PT. Siborpa Eco Power	Construction and operation of utility plant	Indonesia	55.00%	55.00%
BSK E-New Industry Fund VII	Holding company	Korea	81.67%	81.67%
e-New Industry LB Fund 1	Holding company	Korea	76.11%	76.11%
Songhyun e-New Industry Fund	Holding company	Korea	80.65%	80.65%
BSK E-New Industry Fund X	Holding company	Korea	66.80%	66.80%
PT. Korea Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KOLAT SpA	Utility plant maintenance and others	Chile	100.00%	100.00%
KEPCO California, LLC	Holding company	USA	100.00%	100.00%
KEPCO Mojave Holdings, LLC	Holding company	USA	100.00%	100.00%
Incheon Fuel Cell Co., Ltd.	Power generation	Korea	60.00%	60.00%
KOEN Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOMIPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOWEPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
EWP Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
PT. KOMIPO Energy Indonesia	Utility plant maintenance and others	Indonesia	95.00%	95.00%
KNF Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOSPO USA Inc.	Holding company	USA	100.00%	100.00%
KOSPO Niles LLC (formerly, Nambu USA LLC)	Holding company	USA	100.00%	100.00%
Tamra Offshore Wind Power Co., Ltd.	Power generation	Korea	63.00%	63.00%
KEPCO MCS Co., Ltd.	Electric meter reading and others	Korea	100.00%	100.00%
KEPCO FMS Co., Ltd.	Security service and others	Korea	100.00%	100.00%
Firstkeepers Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Secutec Co., Ltd.	Security service	Korea	100.00%	100.00%
SE Green Energy Co., Ltd. (*8)	Power generation	Korea	100.00%	84.80%
Mangilao Intermediate Holdings LLC	Holding company	USA	100.00%	100.00%
KEPCO CSC Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KOAK Power Limited	Hydro power facility maintenance	Pakistan	100.00%	100.00%
KOMIPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
Haenanum Energy Fund	Holding company	Korea	99.64%	99.64%
Paju Ecoenergy Co., Ltd. (*8)	Power generation	Korea	93.68%	89.00%
Guam Ukudu Power LLC	Power generation	USA	100.00%	100.00%
K-SOLAR SHINAN Co., Ltd.	Power generation	Korea	90.00%	90.00%
KPS Partners Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
KEPCO E&C Service Co., Ltd.	Facility maintenance and service	Korea	100.00%	100.00%
Moha solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
Ogiri Solar Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
KHNP USA LLC	Holding company	USA	100.00%	100.00%
KOMIPO Vanphong Power Service LLC	Utility plant maintenance and others	Vietnam	100.00%	100.00%

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2025 and December 31, 2024 are as follows, continued:

Subsidiaries	Key operation activities	Location	Percentage of ownership (%)
			As of September 30, 2025	As of December 31, 2024
Energy Innovation Fund I	Holding company	Korea	71.91%	71.91%
KHNP Chile SpA	Holding company	Chile	100.00%	100.00%
Yeong Yang Apollon Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Corporation Co., Ltd.	Power generation	Korea	100.00%	100.00%
SolarVader Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Innovation Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Horus Photovoltaic Co., Ltd.	Power generation	Korea	100.00%	100.00%
Yeong Yang Solar Management Co., Ltd.	Power generation	Korea	100.00%	100.00%
LSG Hydro Power Limited	Holding company	Pakistan	99.99%	99.99%
KOEN Bio Co., Ltd.	Wood pellet utilization business	Korea	70.00%	70.00%
KOMIPO Energy Solution America, LLC	Holding company	USA	100.00%	100.00%
Elara Investment Holdings, LLC (*5)	Holding company	USA	0.10%	0.10%
Elara Equity Holdings, LLC	Holding company	USA	54.00%	54.00%
Elara Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
Elara Class B Member, LLC	Holding company	USA	100.00%	100.00%
Elara Development Holdings, LLC	Holding company	USA	100.00%	100.00%
KOMIPO Development, LLC	Holding company	USA	100.00%	100.00%
Elara Energy Holdings, LLC	Holding company	USA	61.62%	61.62%
Elara Energy Project, LLC	Power generation	USA	100.00%	100.00%
KOMIPO Iberian Solar Group, S.L.U.	Holding company	Spain	100.00%	100.00%
Jeongam Wind Power Co., Ltd.	Power generation	Korea	80.00%	80.00%
KOWEPO Europe B.V.	Holding company	Netherlands	100.00%	100.00%
CVS Equity Holdings, LLC	Holding company	USA	80.96%	80.96%
CVS Class B Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development Holdings, LLC	Holding company	USA	100.00%	100.00%
CVS Development, LLC	Holding company	USA	100.00%	100.00%
CVS Class B Member, LLC	Holding company	USA	100.00%	100.00%
CVS Energy Holdings, LLC	Holding company	USA	62.62%	62.62%
Concho Valley Energy, LLC	Holding company	USA	100.00%	100.00%
Concho Valley Solar, LLC	Power generation	USA	100.00%	100.00%
Yeongdeok Sunrise Wind Power Co., Ltd.	Power generation	Korea	70.00%	70.00%
UI Carbon-Neutrality Fund	Holding company	Korea	78.97%	78.97%
KA Power Limited	Power generation	Pakistan	100.00%	100.00%
Western Power Changgi Solar Co., Ltd.	Power generation	Korea	100.00%	100.00%
EWP Australia Pty., Ltd.	Holding company	Australia	100.00%	100.00%
Columboola Solar Farm Hold Co Pty., Ltd. (*3,6)	Holding company	Australia	74.04%	74.04%
Digital Innovation Growth Fund	Holding company	Korea	76.92%	76.92%
J Wind First, LLC (*7)	Company specializing in liquidation	Korea	—	—
KEPCO Holding Company	Holding company	Saudi Arabia	100.00%	100.00%
KEPCO for Maintenance Company	Utility plant maintenance and others	Saudi Arabia	100.00%	100.00%
KOSPO Trumbull LLC	Holding company	USA	100.00%	100.00%
Changjuk Wind Power Co., Ltd.	Power generation	Korea	73.00%	73.00%
Chile Solar JV SpA	Power generation	Chile	100.00%	100.00%
KEPCO KPS South Africa Pty., Ltd.	Utility plant maintenance and others	Republic of South Africa	98.96%	98.96%
KOWEPO Holding Limited	Holding company	United Arab Emirates	100.00%	100.00%
Magna Energy New Industrial Fund	Holding company	Korea	71.30%	71.30%
Columboola Solar Farm Nominees Pty., Ltd. (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Op Trust (*3)	Power generation	Australia	100.00%	100.00%
Columboola Solar Farm Fin Co Pty., Ltd. (*3)	Holding company	Australia	100.00%	100.00%
EWP ESS Holdings, LLC	Holding company	USA	100.00%	100.00%
Fairhaven ESS LLC	Holding company	USA	100.00%	100.00%
KOSPO Rutile, LLC	Holding company	USA	100.00%	100.00%
Sprott Chile Solar I SpA	Holding company	Chile	100.00%	100.00%
KEPCO Yona America LLC	Holding company	USA	100.00%	—
KEPCO SADAWI - FZCO	Holding company	United Arab Emirates	100.00%	—
EWP Yona America LLC	Holding company	USA	100.00%	—
KOMIPO Middle East Energy L.L.C-FZ	Holding company	Oman	100.00%	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(1)	Consolidated subsidiaries as of September 30, 2025 and December 31, 2024 are as follows, continued:

(*1)	Considering treasury stocks, the effective percentage of ownership is 51.24%.
(*2)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the condensed consolidated financial statements as the Group obtained the majority of the voting power under the shareholders’ agreement.

(*3)

As of September 30, 2025, the annual reporting period of all subsidiaries ends on December 31, except for Mira Power Limited, Columboola Solar Farm Hold Co Pty., Ltd., Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust and Columboola Solar Farm Fin Co Pty., Ltd.

(*4)	During the nine-month period ended September 30, 2025, the investment was reclassified from a subsidiary to an associate due to a partial disposal of shares.
(*5)

The effective percentage of ownership is less than 50%. However, this subsidiary is included in the condensed consolidated financial statements as the Group has control over the board of directors under the shareholders’ agreement.

(*6)	Excluding preferred stocks, the percentage of ownership with voting rights is 100%.
(*7)

Although the Group does not hold a stake as of September 30, 2025, considering the purpose and design of the structured entity, the Group is exposed to volatility in the profits of the structured entity. In addition, the Group has the ability to direct activities that can most significantly affect the operations of the structured entity, so it has been determined that the Group has control over the entity.

(*8)	The ownership interest changed due to a disproportionate capital reduction with consideration during the nine-month period ended September 30, 2025.

(2)	The subsidiaries included in and excluded from the scope of consolidation for the nine-month period ended September 30, 2025 are as follows:

<Subsidiaries included in consolidation during the nine-month period ended September 30, 2025>

Subsidiaries	Reason
KEPCO Yona America LLC	New investment
KEPCO SADAWI – FZCO	New investment
EWP Yona America LLC	New investment
KOMIPO Middle East Energy L.L.C-FZ	New investment

<Subsidiaries excluded from consolidation during the nine-month period ended September 30, 2025>

Subsidiaries	Reason
Commerce and Industry Energy Co., Ltd.	Loss of control due to a partial disposal of shares

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows:

In millions of won

As of and for the nine-month period ended September 30, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	76,472,361	49,420,636	11,847,266	2,032,646
Korea South-East Power Co., Ltd.		12,368,682	5,937,828	5,134,648	503,405
Korea Midland Power Co., Ltd.		14,410,055	9,268,262	4,388,479	263,440
Korea Western Power Co., Ltd.		13,030,907	7,682,740	4,183,163	296,387
Korea Southern Power Co., Ltd.		12,699,859	6,801,913	4,775,201	327,644
Korea East-West Power Co., Ltd.		11,838,246	5,228,147	3,833,875	534,095
KEPCO Engineering & Construction Company, Inc.		851,649	239,678	313,266	75,855
KEPCO Plant Service & Engineering Co., Ltd.		1,631,269	327,785	1,116,828	103,608
KEPCO Nuclear Fuel Co., Ltd.		1,047,748	533,918	417,179	49,364
KEPCO KDN Co., Ltd.		680,535	174,887	522,767	25,548
KEPCO International HongKong Ltd.		142,509	—	—	5,302
KEPCO International Philippines Inc.		13,025	—	—	13
KEPCO Gansu International Ltd.		8,159	1,012	—	(45)
KEPCO Philippines Holdings Inc.		199,243	121	—	40,359
KEPCO Philippines Corporation		2,926	—	—	93
KEPCO Ilijan Corporation		54,147	334	—	(2,297)
KEPCO Neimenggu International Ltd.		306,851	3,079	—	(212)
KEPCO Shanxi International Ltd.		775,494	357,850	—	(7,454)
KOMIPO Global Pte Ltd.		438,744	2,743	—	9,743
KEPCO Netherlands B.V.		138,695	72	—	1,069
KEPCO Australia Pty., Ltd.		390	188	—	(26)
KOSEP Australia Pty., Ltd.		57,902	6,179	19,424	5,203
KOMIPO Australia Pty., Ltd.		107,182	5,654	19,518	8,944
KOWEPO Australia Pty., Ltd.		102,546	4,532	19,424	6,413
KOSPO Australia Pty., Ltd.		45,061	4,596	19,424	3,666
KEPCO Middle East Holding Company		132,744	132,572	—	(6,572)
Qatrana Electric Power Company		535,450	187,130	22,558	17,632
KHNP Canada Energy Ltd.		249,446	33,945	—	285
KEPCO Bylong Australia Pty., Ltd.		45,475	542,131	—	15,325
Korea Waterbury Uranium Limited Partnership		21,951	43	—	(82)
KEPCO Holdings de Mexico		665	3,056	—	261
KST Electric Power Company, S.A.P.I. de C.V.		630,593	505,348	76,109	12,876
KEPCO Energy Service Company		4,363	1,430	10,431	2,086
KEPCO Netherlands S3 B.V.		76,123	18,191	—	1,654
PT. KOMIPO Pembangkitan Jawa Bali		21,149	4,089	14,747	4,915
PT. Cirebon Power Service		3,846	1,363	7,451	405
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		37,124	20,125	11,015	3,328
EWP America Inc. (*1)		57,280	3,597	19,159	9,628
KNF Canada Energy Limited		2,357	21	—	(47)
EWP Barbados 1 SRL		475,611	977	—	24,514
Gyeonggi Green Energy Co., Ltd.		212,451	286,677	47,216	(7,636)
PT. Tanggamus Electric Power		209,429	129,408	3,680	8,162
Gyeongju Wind Power Co., Ltd.		83,971	36,143	12,094	1,365
KOMIPO America Inc. (*2)		593,471	294,791	16,306	(2,064)
PT. EWP Indonesia		98,589	59	—	5,084
KEPCO Netherlands J3 B.V.		169,676	19,439	—	(861)
Korea Offshore Wind Power Co., Ltd.		332,891	122,424	31,831	5,242
Global One Pioneer B.V.		1,715,615	110	—	(231)
Global Energy Pioneer B.V.		428	110	—	(158)
Mira Power Limited		370,415	250,083	2,188	16,569
KOSEP Material Co., Ltd.		7,485	677	4,019	1,236
KEPCO KPS Philippines Corp.		6,999	928	5,057	569
KOSPO Chile SpA		181,238	83,773	—	(304)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won

As of and for the nine-month period ended September 30, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,924	2,319	460	84
Fujeij Wind Power Company		239,672	157,094	—	12,878
KOSPO Youngnam Power Co., Ltd.		355,925	245,538	234,521	3,108
Chitose Solar Power Plant LLC		91,597	84,156	12,591	3,667
KEPCO ES Co., Ltd.		331,815	22,698	4,931	2,512
KEPCO Solar Co., Ltd.		243,174	29,076	19,077	6,820
KOSPO Power Services Ltda.		8,611	5,881	10,429	1,031
Energy New Industry Specialized Investment Private Investment Trust (*3)		467,100	5,564	—	2,231
KOEN Bylong Pty., Ltd.		15	174	—	(1)
KOMIPO Bylong Pty., Ltd.		17	189	—	(14)
KOWEPO Bylong Pty., Ltd.		16	176	—	(6)
KOSPO Bylong Pty., Ltd.		184	416	—	(6)
EWP Bylong Pty., Ltd.		15	14	—	—
KOWEPO Lao International		19,157	1,036	9,692	3,637
KEPCO Mangilao Holdings LLC		94,800	50,325	629	(3)
Mangilao Investment LLC		207,668	17	—	—
KEPCO Mangilao Solar, LLC		212,508	727	13,099	2,591
Jeju Hanlim Offshore Wind Co., Ltd.		628,151	555,088	57,573	7,089
PT. Siborpa Eco Power		15,482	2,293	—	(46)
PT. Korea Energy Indonesia		9,285	5,823	5,513	963
KOLAT SpA		49,043	312	2,481	1,098
KEPCO California, LLC		49,894	7,107	668	(295)
KEPCO Mojave Holdings, LLC		92,726	85,278	—	(3,338)
Incheon Fuel Cell Co., Ltd.		233,034	222,303	59,649	(5,242)
KOEN Service Co., Ltd.		10,616	7,188	30,126	503
KOMIPO Service Co., Ltd.		9,781	4,873	30,046	1,512
KOWEPO Service Co., Ltd.		9,920	5,622	32,339	1,307
KOSPO Service Co., Ltd.		9,590	4,600	25,524	2,384
EWP Service Co., Ltd.		7,217	3,552	21,824	2,206
PT. KOMIPO Energy Indonesia		4,785	181	3,945	1,557
KNF partners Co., Ltd.		3,031	1,045	4,814	294
KOSPO USA Inc.		834,951	493	—	(4,976)
KOSPO Niles LLC (formerly, Nambu USA LLC)		317,329	1,103	492	4,725
Tamra Offshore Wind Power Co., Ltd.		105,717	66,684	12,834	1,095
KEPCO MCS Co., Ltd.		89,349	70,232	207,499	(7,307)
KEPCO FMS Co., Ltd.		19,400	23,968	86,718	(2,198)
Firstkeepers Co., Ltd.		32,370	17,646	75,416	4,994
Secutec Co., Ltd.		19,581	11,592	61,109	1,379
SE Green Energy Co., Ltd.		120,913	92,596	28,891	(183)
Mangilao Intermediate Holdings LLC		210,189	119,124	—	(7,475)
KEPCO CSC Co., Ltd.		17,995	8,176	35,515	3,904
KOAK Power Limited		15,610	116	—	(107)
KOMIPO Europe B.V.		91,304	130	888	(2,184)
Haenanum Energy Fund		7,436	3	951	923
Paju Ecoenergy Co., Ltd.		61,682	2,654	13,204	2,519
Guam Ukudu Power LLC		898,574	943,366	37,592	(10,812)
K-SOLAR SHINAN Co., Ltd.		270,476	252,312	26,596	2,319

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won

As of and for the nine-month period ended September 30, 2025
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	5,463	2,877	11,448	715
KEPCO E&C Service Co., Ltd.		10,014	2,075	12,654	1,240
Moha solar Co., Ltd.		25,359	27,993	—	(189)
Ogiri Solar Power Co., Ltd.		1,054	21	—	(22)
KHNP USA LLC		2,317	382	927	249
KOMIPO Vanphong Power Service LLC		33,799	1,947	22,705	9,457
Energy Innovation Fund I		39,578	1,136	—	(732)
KHNP Chile SpA		5,812	4,599	—	(55)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,465	1,261	170	106
Yeong Yang Corporation Co., Ltd.		1,443	1,251	168	103
SolarVader Co., Ltd.		1,454	1,254	168	104
Yeong Yang Innovation Co., Ltd.		1,444	1,251	165	100
Yeong Yang Horus Photovoltaic Co., Ltd.		1,425	1,251	158	93
Yeong Yang Solar Management Co., Ltd.		1,461	1,254	175	110
LSG Hydro Power Limited		405	14	—	(191)
KOEN Bio Co., Ltd.		1,368	862	1,530	9
KOMIPO Iberian Solar Group, S.L.U.		85,996	75,250	—	2,937
Jeongam Wind Power Co., Ltd.		69,928	60,226	6,116	(901)
KOWEPO Europe B.V.		50	3,897	—	(104)
Yeongdeok Sunrise Wind Power Co., Ltd.		110,860	85,186	8,443	(472)
KA Power Limited		6,192	3,171	—	(21)
Western Power Changgi Solar Co., Ltd.		39,267	33,019	4,856	(207)
EWP Australia Pty., Ltd.		63,017	425	—	(5,339)
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		335,701	222,790	8,311	(6,216)
Digital Innovation Growth Fund		11,721	171	—	1,846
J Wind First, LLC		—	—	1,474	—
KEPCO Holding Company		83,484	79,943	—	(18)
KEPCO for Maintenance Company		13,210	9,524	7,319	4,412
KOSPO Trumbull LLC		405,113	—	—	—
Changjuk Wind Power Co., Ltd.		25,305	2,503	5,612	682
Chile Solar JV SpA		86,042	71,435	5,848	254
KEPCO KPS South Africa Pty., Ltd.		9,778	3,250	17,813	195
KOWEPO Holding Limited		21,682	606	—	13,335
KOSPO Rutile, LLC		3,084	—	—	(1)
Sprott Chile Solar I SpA		8,282	27	—	(2)
KEPCO Yona America LLC		—	—	—	—
KEPCO SADAWI - FZCO		459	—	—	(3)
EWP Yona America LLC		—	—	—	—
KOMIPO Middle East Energy L.L.C-FZ		1,297	364	—	—

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2024
Subsidiaries	Total Assets		Total liabilities	Sales	Profit (loss) for the period
Korea Hydro & Nuclear Power Co., Ltd.	~~W~~	72,508,359	47,082,862	13,447,880	567,267
Korea South-East Power Co., Ltd.		13,203,109	6,447,903	6,527,922	382,336
Korea Midland Power Co., Ltd.		14,849,596	9,513,087	7,088,426	225,196
Korea Western Power Co., Ltd.		13,309,836	7,708,730	6,193,922	361,725
Korea Southern Power Co., Ltd.		13,184,059	7,101,465	6,430,487	311,530
Korea East-West Power Co., Ltd.		12,287,969	5,592,569	5,322,832	467,885
KEPCO Engineering & Construction Company, Inc.		945,384	367,910	553,363	58,513
KEPCO Plant Service & Engineering Co., Ltd.		1,675,776	355,479	1,534,269	170,967
KEPCO Nuclear Fuel Co., Ltd.		1,060,367	562,604	397,595	48,061
KEPCO KDN Co., Ltd.		846,361	222,119	781,646	215,791
KEPCO International HongKong Ltd.		149,757	1,611	—	7,596
KEPCO International Philippines Inc.		13,720	78	—	40,427
KEPCO Gansu International Ltd.		8,233	693	—	(5)
KEPCO Philippines Holdings Inc.		202,810	173	—	49,999
KEPCO Philippines Corporation		2,990	4	—	120
KEPCO Ilijan Corporation		58,752	615	—	4,549
KEPCO Neimenggu International Ltd.		323,519	4,839	—	10,891
KEPCO Shanxi International Ltd.		811,971	366,377	—	13,677
KOMIPO Global Pte Ltd.		454,052	2,716	—	15,618
KEPCO Netherlands B.V.		155,632	109	—	4,237
KEPCO Australia Pty., Ltd.		226	—	—	(4,017)
KOSEP Australia Pty., Ltd.		55,461	7,847	31,935	10,139
KOMIPO Australia Pty., Ltd.		94,760	3,214	31,935	6,253
KOWEPO Australia Pty., Ltd.		93,353	2,736	31,935	4,978
KOSPO Australia Pty., Ltd.		39,606	3,221	31,935	8,768
KEPCO Middle East Holding Company		136,740	129,721	—	(7,668)
Qatrana Electric Power Company		554,387	207,773	28,465	24,062
KHNP Canada Energy Ltd.		180,220	20,431	—	506
KEPCO Bylong Australia Pty., Ltd.		45,420	552,861	—	(69,620)
Korea Waterbury Uranium Limited Partnership		20,773	62	—	(142)
KEPCO Holdings de Mexico		670	3,025	—	(1,032)
KST Electric Power Company, S.A.P.I. de C.V.		654,086	532,766	67,656	24,713
KEPCO Energy Service Company		2,257	1,198	9,361	146
KEPCO Netherlands S3 B.V.		81,554	19,084	—	978
PT. KOMIPO Pembangkitan Jawa Bali		18,014	3,684	21,567	969
PT. Cirebon Power Service		3,004	823	10,515	586
KOWEPO International Corporation		—	11	—	—
KOSPO Jordan LLC		36,620	22,271	17,477	4,312
EWP America Inc. (*1)		49,381	3,120	14,888	332
KNF Canada Energy Limited		2,337	30	—	(67)
EWP Barbados 1 SRL		469,387	1,463	—	28,937
Gyeonggi Green Energy Co., Ltd.		160,060	226,650	60,769	(31,941)
PT. Tanggamus Electric Power		232,963	155,119	6,136	4,216
Gyeongju Wind Power Co., Ltd.		87,987	41,547	18,550	5,817
KOMIPO America Inc. (*2)		633,218	328,237	18,806	9,662
PT. EWP Indonesia		101,015	84	—	6,115
KEPCO Netherlands J3 B.V.		174,130	15,748	—	7,378
Korea Offshore Wind Power Co., Ltd.		336,687	131,463	41,489	14,607
Global One Pioneer B.V.		150	64	—	(130)
Global Energy Pioneer B.V.		363	69	—	(131)
Mira Power Limited		443,556	332,629	4,213	11,499
KOSEP Material Co., Ltd.		6,111	539	5,016	1,108
Commerce and Industry Energy Co., Ltd.		65,954	25,841	35,054	(3,638)
KEPCO KPS Philippines Corp.		6,403	594	7,372	422
KOSPO Chile SpA		186,200	83,705	—	(1,185)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
Hee Mang Sunlight Power Co., Ltd.	~~W~~	5,875	2,355	567	46
Fujeij Wind Power Company		245,967	171,610	—	14,962
KOSPO Youngnam Power Co., Ltd.		371,946	257,626	412,037	10,275
Chitose Solar Power Plant LLC		93,435	78,709	14,453	2,553
KEPCO ES Co., Ltd.		318,648	6,087	6,384	8,758
KEPCO Solar Co., Ltd.		240,555	29,240	20,788	6,210
KOSPO Power Services Ltda.		8,118	6,363	17,005	1,924
Energy New Industry Specialized Investment Private Investment Trust (*3)		483,585	3,358	—	22,608
KOEN Bylong Pty., Ltd.		15	165	—	(12)
KOMIPO Bylong Pty., Ltd.		15	172	—	(17)
KOWEPO Bylong Pty., Ltd.		15	168	—	(17)
KOSPO Bylong Pty., Ltd.		202	425	—	(57)
EWP Bylong Pty., Ltd.		15	13	—	2
KOWEPO Lao International		17,335	2,247	11,891	4,823
KEPCO Mangilao Holdings LLC		99,669	52,732	810	(7,804)
Mangilao Investment LLC		224,646	18	—	—
KEPCO Mangilao Solar, LLC		226,509	247	16,907	3,634
Jeju Hanlim Offshore Wind Co., Ltd.		590,613	524,640	10,872	(5,067)
PT. Siborpa Eco Power		13,877	3	—	(38)
PT. Korea Energy Indonesia		9,146	5,524	4,550	1,171
KOLAT SpA		49,452	406	2,880	1,090
KEPCO California, LLC		52,627	7,464	645	(507)
KEPCO Mojave Holdings, LLC		101,912	90,646	—	(3,950)
Incheon Fuel Cell Co., Ltd.		249,022	233,049	91,097	(5,805)
KOEN Service Co., Ltd.		10,072	7,186	39,482	323
KOMIPO Service Co., Ltd.		8,123	4,728	38,415	657
KOWEPO Service Co., Ltd.		8,422	6,678	40,875	314
KOSPO Service Co., Ltd.		7,199	4,593	32,422	949
EWP Service Co., Ltd.		5,291	3,851	27,101	27
PT. KOMIPO Energy Indonesia		5,177	1,273	6,433	874
KNF partners Co., Ltd.		2,875	1,182	6,700	286
KOSPO USA Inc.		725,984	321	—	(6,099)
KOSPO Niles LLC (formerly, Nambu USA LLC)		326,651	51	—	9,947
Tamra Offshore Wind Power Co., Ltd.		112,747	74,809	19,937	1,551
KEPCO MCS Co., Ltd.		94,305	67,881	292,011	(9,033)
KEPCO FMS Co., Ltd.		16,330	18,815	108,560	1,126
Firstkeepers Co., Ltd.		24,800	13,930	95,836	4,546
Secutec Co., Ltd.		17,416	11,980	78,011	1,968
SE Green Energy Co., Ltd.		126,012	93,330	41,251	178
Mangilao Intermediate Holdings LLC		230,079	126,833	—	(1,277)
KEPCO CSC Co., Ltd.		17,430	11,516	49,443	2,944
KOAK Power Limited		16,961	322	—	(75)
KOMIPO Europe B.V.		84,899	123	890	(6,403)
Haenanum Energy Fund		7,415	3	493	445
Paju Ecoenergy Co., Ltd.		61,836	2,635	16,306	697
Guam Ukudu Power LLC		940,137	960,812	112,782	(39,280)
K-SOLAR SHINAN Co., Ltd.		279,204	263,030	34,148	907

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(3)	The summarized financial information of consolidated subsidiaries as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won

As of and for the year ended December 31, 2024
Subsidiaries	Total assets		Total liabilities	Sales	Profit (loss) for the period
KPS Partners Co., Ltd.	~~W~~	4,264	2,298	14,053	487
KEPCO E&C Service Co., Ltd.		8,437	1,738	16,861	1,578
Moha solar Co., Ltd.		25,946	28,391	—	(273)
Ogiri Solar Power Co., Ltd.		1,077	21	77	55
KHNP USA LLC		2,170	400	1,196	186
KOMIPO Vanphong Power Service LLC		39,147	3,592	26,235	9,951
Energy Innovation Fund I		40,554	894	—	(899)
KHNP Chile SpA		6,081	4,818	—	(60)
Yeong Yang Apollon Photovoltaic Co., Ltd.		1,422	1,324	194	(4)
Yeong Yang Corporation Co., Ltd.		1,403	1,314	190	(12)
SolarVader Co., Ltd.		1,413	1,317	195	(12)
Yeong Yang Innovation Co., Ltd.		1,407	1,314	188	1
Yeong Yang Horus Photovoltaic Co., Ltd.		1,395	1,314	184	(3)
Yeong Yang Solar Management Co., Ltd.		1,415	1,318	198	(23)
LSG Hydro Power Limited		629	12	—	(187)
KOEN Bio Co., Ltd.		1,179	683	1,570	90
KOMIPO Iberian Solar Group, S.L.U.		76,858	69,709	—	(3,786)
Jeongam Wind Power Co., Ltd.		70,772	60,170	7,094	(2,113)
KOWEPO Europe B.V.		35	3,511	—	(181)
Yeongdeok Sunrise Wind Power Co., Ltd.		112,863	87,437	7,717	3,555
KA Power Limited		6,620	3,375	—	(207)
Western Power Changgi Solar Co., Ltd.		43,393	36,938	6,461	321
EWP Australia Pty., Ltd.		67,756	358	—	12,457
Columboola Solar Farm Hold Co Pty., Ltd. (*4)		342,603	222,480	8,349	20,622
Digital Innovation Growth Fund		11,989	172	—	1,745
J Wind First, LLC		54,456	54,456	2,992	—
KEPCO Holding Company		3,727	—	—	(35)
KEPCO for Maintenance Company		12,192	10,078	2,726	1,838
KOSPO Trumbull LLC		336,425	—	—	—
Changjuk Wind Power Co., Ltd.		25,434	2,815	5,983	686
Chile Solar JV SpA		96,796	81,288	9,862	(5,411)
KEPCO KPS South Africa Pty., Ltd.		10,784	4,688	19,713	266
KOWEPO Holding Limited		9,108	888	—	7,679
KOSPO Rutile, LLC		147	—	—	—
Sprott Chile Solar I SpA		8,682	27	—	1

(*1)	Financial information of EWP America Inc. includes that of 4 other subsidiaries, EWP Renewable Corporation, California Power Holdings LLC, EWP ESS Holdings, LLC, and Fairhaven ESS LLC.
(*2)	Financial information of KOMIPO America Inc. includes that of 17 other subsidiaries including Elara Equity Holdings, LLC and CVS Equity Holdings, LLC.
(*3)

Financial information of Energy New Industry Specialized Investment Private Investment Trust includes that of 6 other subsidiaries, BSK E-New Industry Fund VII, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund X, UI Carbon-Neutrality Fund, and Magna Energy New Industrial Fund.

(*4)	Financial information of Columboola Solar Farm Hold Co Pty., Ltd. includes that of 3 other subsidiaries including Columboola Solar Farm Nominees Pty., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of September 30, 2025 are as follows:

Company	Nature and extent of any significant restrictions
Gyeonggi Green Energy Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~10 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.
KOSPO Youngnam Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s shares cannot be wholly or partially transferred without prior written consent of financial institutions.
Jeongam Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, payments to the contracting party may be restricted depending on the financial management priority of the contract. The Group’s shares cannot be wholly or partially transferred without prior consent of other stakeholders including shareholders or financial institutions.
Incheon Fuel Cell Co., Ltd.	Acquisition or disposal of assets of more than ~~W~~20 billion, change in the capacity of cogeneration units (except for the change due to performance improvement of equipment, maintenance) will require unanimous consent of all directors of the entity.
Gyeongju Wind Power Co., Ltd.	Dividends and settlement amounts for O&M and renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.
Korea Offshore Wind Power Co., Ltd.	Principals and interest on subordinated loans or dividends and settlement amounts for renewable energy certificate may be payable only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. The Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior written consent of financial institutions.
Jeju Hanlim Offshore Wind Co., Ltd.	Prior approval from the lender is required when withdrawing funds (major expenditure, REC settlement, dividend payment, etc.) according to the loan agreement.
Yeongdeok Sunrise Wind Power Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.
Columboola Solar Farm Hold Co Pty., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied.
Guam Ukudu Power LLC	Dividends may be payable only when all conditions of the loan agreement are satisfied. Disposing or transferring assets either as a whole or as a part is restricted, and the Group’s equity interest in the subsidiary may not be transferred either wholly or partially without prior consent of other stakeholders including financial institutions.
Mira Power Limited	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.
Chile Solar JV SpA	The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders.
K-SOLAR SHINAN Co., Ltd.	Dividends may be payable only when all conditions of the loan agreement are satisfied. The Group’s equity interest may not be transferred either wholly or partially without prior consent of other stakeholders until five years have elapsed after the commencement of the operation.
Western Power Changgi Solar Co., Ltd.	Principals and interest on subordinated loans or dividends to investors are only payable when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Also, the Group’s equity interest may not be transferred either wholly or partially without prior written consent of financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(4)	Significant restrictions on the Group’s abilities to its subsidiaries as of September 30, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions
Chitose Solar Power Plant LLC	Capital expenditure may be incurred only upon prior consent of financial institutions. The issuance of securities to third parties, including current investors, is restricted, and the amount of paid-in capital cannot either increase, be written off or decrease.
Mangilao Intermediate Holdings LLC	Changes or termination of the O&M contract, and delays in the EPC contract may not be made without the prior written consent of the majority of the lenders, and dividends can be implemented only after repayment of the loan is completed.
Fujeij Wind Power Company	Incurring additional borrowings not specified in the loan agreement, or changing the PPA schedule without the lender’s prior written consent is restricted. In addition, capital acquisition and new share issuance other than dividends payment to investors are restricted.
Qatrana Electric Power Company	Dividends payment, repayment of capital investment, and settlement for O&M can only be made when all conditions of the loan agreement are satisfied and prior consent of financial institutions is obtained.
KST Electric Power Company, S.A.P.I. de C.V.	Disposal of assets exceeding $5 million per year is restricted, and the debt ratio is required to be maintained below 90%. Additionally, capital and cost expenditures that do not meet the conditions in the loan agreement are restricted.

(5)	As of September 30, 2025, the Group has following commitments unrecognized in relation to its subsidiaries as per its shareholders’ agreements:

Company	Unrecognized commitments
Jeongam Wind Power Co., Ltd.	When the Group requests other shareholders to transfer shares after the completion of the power generation complex, the Group has a right to purchase the shares at fair value.
Changjuk Wind Power Co., Ltd.	When other shareholders want to sell their shares after the performance guarantee period of wind power generators stipulated in the equipment supply contract is completed, the Group has a right to purchase the shares at fair value after consulting with the parties on the timing and size of the acquisition, taking into account financial conditions, business conditions, and other circumstances.
Columboola Solar Farm Hold Co Pty., Ltd.	The Group holds a call option to purchase the shares held by another shareholder at 80% of the stock’s valuation in the event of a breach of obligation specified in the shareholder agreement.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(6)	Details of non-controlling interests prior to intra-company eliminations as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won

As of and for the nine-month period ended September 30, 2025
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	53,379	991,066	508,279	1,264,120	2,816,844
Non-current assets		768	640,203	343,370	4,454,599	5,438,940
Current liabilities		(249)	(268,317)	(232,249)	(871,782)	(1,372,597)
Non-current liabilities		(85)	(59,468)	(7,429)	(2,688,097)	(2,755,079)
Net assets		53,813	1,303,484	611,971	2,158,840	4,128,108
Book value of non-controlling interests		26,368	638,707	298,397	234,335	1,197,807
Sales		—	1,116,828	313,266	932,657	2,362,751
Profit for the period		(2,297)	103,608	75,855	122,382	299,548
Profit for the period attributable to non-controlling interests		(1,126)	50,768	36,987	20,878	107,507
Cash flows from operating activities		(1,916)	48,502	16,047	351,209	413,842
Cash flows from investing activities		22	46,489	15,582	(24,663)	37,430
Cash flows from financing activities before dividends to non-controlling interests		(236)	(68,074)	(38,739)	(256,106)	(363,155)
Dividends to non-controlling interests		—	(54,441)	—	(20,680)	(75,121)
Effect of exchange rate fluctuation		(2,631)	(1,205)	(16)	(9,653)	(13,505)
Net increase (decrease) in cash and cash equivalents		(4,761)	(28,729)	(7,126)	40,107	(509)

In millions of won

As of and for the year ended December 31, 2024
Description	KEPCO Ilijan Corporation		KEPCO Plant Service & Engineering Co., Ltd.	KEPCO Engineering & Construction Company, Inc.	Others	Total
Percentage of ownership		49.00%	49.00%	48.76%
Current assets	~~W~~	58,291	1,033,936	568,226	1,284,969	2,945,422
Non-current assets		461	641,840	377,158	4,814,101	5,833,560
Current liabilities		(280)	(341,918)	(359,629)	(1,282,746)	(1,984,573)
Non-current liabilities		(335)	(13,561)	(8,281)	(2,578,521)	(2,600,698)
Net assets		58,137	1,320,297	577,474	2,237,803	4,193,711
Book value of non-controlling interests		28,487	646,946	281,576	490,588	1,447,597
Sales		—	1,534,269	553,363	1,032,246	3,119,878
Profit for the period		4,549	170,967	58,513	120,682	354,711
Profit for the period attributable to non-controlling interests		2,229	83,774	28,531	15,736	130,270
Cash flows from operating activities		5,034	538,151	46,528	345,168	934,881
Cash flows from investing activities		—	(379,243)	(31,761)	(195,587)	(606,591)
Cash flows from financing activities before dividends to non-controlling interests		(64,696)	(63,535)	(11,104)	(161,447)	(300,782)
Dividends to non-controlling interests		(36,759)	(47,584)	(9,552)	(43,321)	(137,216)
Effect of exchange rate fluctuation		12,321	1,362	447	28,762	42,892
Net increase (decrease) in cash and cash equivalents		(84,100)	49,151	(5,442)	(26,425)	(66,816)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

16.	Consolidated Subsidiaries, Continued

(7)	Changes in goodwill

(i)	Details of goodwill as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Acquisition cost	~~W~~	101,727	101,761
Less: accumulated impairment		(2,582)	(2,582)

Carrying book value	~~W~~	99,145	99,179

(ii)	Changes in goodwill for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won
	For the nine-month period ended September 30, 2025
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,761	—	—	—	(34)	101,727
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,179	—	—	—	(34)	99,145

In millions of won
	For the year ended December 31, 2024
	Beginning		Increase	Decrease	Impairment	Others	Ending
Acquisition cost	~~W~~	101,738	—	—	—	23	101,761
Less: accumulated impairment		(2,582)	—	—	—	—	(2,582)

Carrying book value	~~W~~	99,156	—	—	—	23	99,179

(8)	Disposals of subsidiaries

During the nine-month period ended September 30, 2025, the Group sold a portion of its stake in Commerce and Industry Energy Co., Ltd. and reclassified it from a subsidiary to an associate. The Group has completed the liquidation process of PT. KOWEPO Sumsel Operation and Maintenance Services and KEPCO Lebanon SARL for the year ended December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures

(1)	Investments in associates and joint ventures as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won
As of September 30, 2025
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,360,114
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	31,019
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	85,774
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	270,247
Daeryun Power Co., Ltd.(*3)	Power generation	Korea	6.85%		46,373	33,161
SPC Power Corporation (*4)	Power generation	Philippines	38.00%		20,635	112,524
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	767,438
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	156,286
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	34,595
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	667,848
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	197,245
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	70,842
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	290,630
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	228,751
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	151,024
Dongducheon Dream Power Co., Ltd. (*5)	Power generation	Korea	33.61%		148,105	99,095
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	282,668
Nepal Water & Energy Development Company Private Limited (*6, 15)	Construction and operation of utility plant	Nepal	66.10%		110,332	163,549
Indeck Niles Development, LLC	Holding company	USA	50.00%		249,274	370,629
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	Korea	55.14%		21,037	37,893
PT. Cirebon Energi Prasarana (*8)	Power generation	Indonesia	10.00%		26,710	90,324
Others (Taebaek Guinemi Wind Power Co., Ltd. and 82 others)					251,833	291,195

					3,403,240	6,792,851

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	80,119
KEPCO SPC Power Corporation (*4,9)	Construction and operation of utility plant	Philippines	60.00%		94,579	131,957
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	203,903
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	48,506
Rabigh Electricity Company (*10)	Power generation	Saudi Arabia	40.00%		109,743	272,860
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	410,316
Amman Asia Electric Power Company (*9)	Power generation	Jordan	60.00%		111,476	266,753
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,682
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	542,256
Kelar S.A. (*9)	Power generation	Chile	65.00%		78,060	149,204
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	93,816
Barakah One Company (*11)	Power generation	UAE	18.00%		1,794,166	1,631,454
Daegu Green Power Co., Ltd. (*12)	Power generation	Korea	29.00%		46,225	33,398
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	47,595
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	78,233
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	48,474
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	53,790
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	58,938
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		44,545	52,641
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	224,645
Cheongna Energy Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	67,918
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	59,900
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		296,872	473,917
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	39,216
Namyangju Combined Heat and Power Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	70.10%		124,077	121,929
Trumbull Development Partners, LLC (*14)	Holding company	USA	56.23%		389,649	414,145
Others (Dangjin Eco Power Co., Ltd. and 96 others) (*16)					660,073	667,522

					4,883,301	6,310,087

				~~W~~	8,286,541	13,102,938

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2025 and December 31, 2024 are as follows, continued:

(*1)	The effective percentage of ownership, including the effect of hybrid bond, is 21.66%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*4)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of September 30, 2025.
(*5)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as associates.

(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as associates.

(*8)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the critical decisions related to finance and operation.

(*9)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*10)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*11)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed by all ownership parties. Accordingly, the entity is classified as joint ventures.

(*12)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*13)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as a joint venture since the entity’s critical financial and operating decisions require unanimous agreement of members in the board of directors.

(*14)

Although the Group holds more than 50% of the equity interest, the investee has been classified as a joint venture, considering the minimum voting rights required by the representative committee under the joint shareholders’ agreement for decisions on critical financial and operating policies.

(*15)	The Group’s ownership interest was changed during the nine-month period ended September 30, 2025, as a result of a disproportionate capital contribution by a financial investor.
(*16)	During the nine-month period ended September 30, 2025, Jeonju Bio Green Energy Co., Ltd. and DE Energia SpA were liquidated and excluded from joint ventures.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won
As of December 31, 2024
Investees	Key operation activities	Location	Percentage of ownership	Acquisition cost		Book value
<Associates>
Korea Gas Corporation (*1)	Importing and wholesaling LNG	Korea	20.47%	~~W~~	94,500	2,289,304
Korea Electric Power Industrial Development Co., Ltd.	Electricity metering and others	Korea	29.00%		4,727	30,177
Hyundai Green Power Co., Ltd.	Power generation equipment consignment and operation service	Korea	29.00%		88,885	87,393
Korea Power Exchange (*2)	Management of power market and others	Korea	100.00%		127,839	273,962
Daeryun Power Co., Ltd.(*3)	Power generation	Korea	6.85%		46,373	31,093
SPC Power Corporation (*4)	Power generation	Philippines	38.00%		20,635	107,574
Gemeng International Energy Co., Ltd.	Power generation	China	42.00%		516,007	728,338
PT. Cirebon Electric Power	Power generation	Indonesia	27.50%		40,365	157,530
PT Wampu Electric Power	Power generation	Indonesia	46.00%		21,292	39,268
PT. Bayan Resources TBK	Resources development	Indonesia	20.00%		615,860	717,376
S-Power Co., Ltd.	Power generation	Korea	49.00%		132,300	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.	Power generation	Laos	25.00%		87,426	73,065
Goseong Green Power Co., Ltd.	Power generation	Korea	29.00%		262,740	284,542
Gangneung Eco Power Co., Ltd.	Power generation	Korea	29.00%		261,000	241,814
Shin Pyeongtaek Power Co., Ltd.	Power generation	Korea	40.00%		72,000	139,059
Dongducheon Dream Power Co., Ltd. (*5)	Power generation	Korea	33.61%		148,105	91,351
GS Donghae Electric Power Co., Ltd.	Power generation	Korea	34.00%		204,000	279,432
Nepal Water & Energy Development Company Private Limited (*6)	Construction and operation of utility plant	Nepal	68.88%		110,332	170,955
Indeck Niles Development, LLC	Holding company	USA	50.00%		249,274	370,970
Saemangeum Sebit Power Plant Co., Ltd. (*7)	Power generation	Korea	55.14%		21,037	37,110
PT. Cirebon Energi Prasarana (*8)	Power generation	Indonesia	10.00%		26,710	96,846
Others (Taebaek Guinemi Wind Power Co., Ltd. and 76 others)					243,426	277,223

					3,394,833	6,704,754

<Joint ventures>
Shuweihat Asia Power Investment B.V.	Holding company	Netherlands	49.00%		44,405	86,450
KEPCO SPC Power Corporation (*4,9)	Construction and operation of utility plant	Philippines	60.00%		94,579	159,139
Datang Chifeng Renewable Power Co., Ltd.	Power generation	China	40.00%		121,928	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.	Power generation	China	40.00%		39,872	48,325
Rabigh Electricity Company (*10)	Power generation	Saudi Arabia	40.00%		109,743	269,893
Jamaica Public Service Company Limited	Power generation	Jamaica	40.00%		301,910	412,616
Amman Asia Electric Power Company (*9)	Power generation	Jordan	60.00%		111,476	268,864
Chun-cheon Energy Co., Ltd.	Power generation	Korea	29.90%		52,700	36,599
Nghi Son 2 Power LLC	Power generation	Vietnam	50.00%		175,261	563,079
Kelar S.A. (*9)	Power generation	Chile	65.00%		78,060	152,367
PT. Tanjung Power Indonesia	Power generation	Indonesia	35.00%		57,039	100,580
Barakah One Company (*11)	Power generation	UAE	18.00%		118	—
Daegu Green Power Co., Ltd. (*12)	Power generation	Korea	29.00%		46,225	30,513
South Jamaica Power Company Limited	Power generation	Jamaica	20.00%		20,430	48,760
RE Holiday Holdings LLC	Power generation	USA	50.00%		42,948	89,780
RE Pioneer Holdings LLC	Power generation	USA	50.00%		27,891	55,622
RE Barren Ridge 1 Holdings LLC	Power generation	USA	50.00%		28,021	59,806
Solar Philippines Calatagan Corporation	Power generation	Philippines	38.00%		47,903	63,695
Pulau Indah Power Plant Sdn. Bhd.	Power generation	Malaysia	25.00%		39,052	50,721
PT Barito Wahana Tenaga	Power generation	Indonesia	30.61%		59,574	207,565
Cheongna Energy Co., Ltd. (*13)	Generating and distributing vapor and hot/cold water	Korea	50.10%		49,344	46,158
Naepo Green Energy Co., Ltd.	Power generation	Korea	29.20%		29,200	48,031
OneEnergy Asia Limited	Power generation	Vietnam	40.00%		258,011	465,349
Prime Swedish Holding AB	Holding company	Sweden	45.00%		35,410	37,559
Namyangju Combined Heat and Power Co., Ltd. (*14)	Generating and distributing vapor and hot/cold water	Korea	70.10%		53,977	51,768
Trumbull Development Partners, LLC	Holding company	USA	56.23%		304,836	355,379
Others (Dangjin Eco Power Co., Ltd. and 90 others)					651,051	668,206

					2,880,964	4,581,340

				~~W~~	6,275,797	11,286,094

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(1)	Investments in associates and joint ventures as of September 30, 2025 and December 31, 2024 are as follows, continued:

(*1)	The effective percentage of ownership, including the effect of hybrid bond, is 21.66%.
(*2)

The effective percentage of ownership is 100%. However, the Government regulates the Group’s ability to make operating and financial decisions over the entity, as the Government requires maintaining arms-length transactions between KPX and the Group’s other subsidiaries. Accordingly, the entity is not classified as a consolidated subsidiary. The Group can exercise significant influence by virtue of right to nominate directors to the board of directors of the entity.

(*3)

The effective percentage of ownership is less than 20%. However, the Group can exercise significant influence by virtue of its contractual right to appoint directors to the board of directors of the entity, and by strict decision criteria of the Group’s financial and operating policy of the board of directors.

(*4)	The Group is planning to sell its investment in SPC Power Corporation, KEPCO SPC Power Corporation and time or proceeds of sales are not specified as of December 31, 2024.
(*5)	The effective percentage of ownership is 34.01% considering the conversion of redeemable convertible preferred stock into ordinary stock.
(*6)

The effective percentage of ownership is more than 50% but the Group does not hold control over the entity according to the shareholders’ agreement. Accordingly, the entity is classified as associates.

(*7)

The effective percentage of ownership is more than 50% but the Group does not hold control over relevant business while it exercises significant influence by participating in the Investment Decision Committee. Accordingly, the entity is classified as associates.

(*8)

The effective percentage of ownership is less than 20%. However, the entity is classified as an associate because the Group exercises significant influence over the decisions related to finance and operation.

(*9)

The effective percentage of ownership is more than 50%. However, according to the shareholders’ agreement, all critical financial and operating decisions must be agreed to by all ownership parties and the Group can exercise same voting rights as other shareholders at the board of directors. Accordingly, the entities are classified as joint ventures.

(*10)

The effective percentage of ownership is less than 50%. However, all critical financial and operating decisions must be agreed to by all ownership parties. Accordingly, the entities are classified as joint ventures.

(*11)	The effective percentage of ownership is less than 50%. However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.
(*12)	Although the nominal percentage of ownership is 29%, the effective percentage of ownership is 54.24%, considering the interest of financial investors as a liability component.
(*13)

Although the Group’s effective percentage of ownership is more than 50%, However, decisions in relevant activities must be agreed by ownership parties. Accordingly, the entity is classified as joint ventures.

(*14)

Although the Group’s effective percentage of ownership is more than 50%, the entity is classified as joint ventures since the entity’s critical financial and operating decisions require unanimous agreement of members in the board of directors.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(2)	The fair values of investments in associates which are actively traded in an open market as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won

Investees	As of September 30, 2025		As of December 31, 2024
<Associates>
Korea Electric Power Industrial Development Co., Ltd.	~~W~~	111,085	88,489
Korea Gas Corporation		738,990	655,830
SPC Power Corporation		109,529	130,063
PT. Bayan Resources TBK		10,260,201	12,298,501

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won

For the nine-month period ended September 30, 2025
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	2,289,304	—	—	(27,500)	116,946	(18,700)	64	2,360,114
Korea Electric Power Industrial Development Co., Ltd.		30,177	—	—	(3,470)	4,132	—	180	31,019
Hyundai Green Power Co., Ltd.		87,393	—	—	(3,555)	1,936	—	—	85,774
Korea Power Exchange		273,962	—	—	—	(3,690)	(25)	—	270,247
Daeryun Power Co., Ltd.		31,093	—	—	—	2,070	—	(2)	33,161
SPC Power Corporation		107,574	—	—	(5,628)	16,241	(5,663)	—	112,524
Gemeng International Energy Co., Ltd.		728,338	—	—	(20,644)	68,385	(8,641)	—	767,438
PT. Cirebon Electric Power		157,530	—	—	—	6,067	(7,311)	—	156,286
PT Wampu Electric Power		39,268	—	—	(3,902)	1,175	(1,946)	—	34,595
PT. Bayan Resources TBK		717,376	—	—	(109,528)	93,684	(33,640)	(44)	667,848
S-Power Co., Ltd.		180,372	—	—	—	16,873	—	—	197,245
Xe-Pian Xe-Namnoy Power Co., Ltd.		73,065	—	—	—	2,793	(5,016)	—	70,842
Goseong Green Power Co., Ltd.		284,542	—	—	—	6,084	—	4	290,630
Gangneung Eco Power Co., Ltd.		241,814	—	—	—	(13,063)	—	—	228,751
Shin Pyeongtaek Power Co., Ltd.		139,059	—	—	—	11,965	—	—	151,024
Dongducheon Dream Power Co., Ltd.		91,351	—	—	—	7,744	—	—	99,095
GS Donghae Electric Power Co., Ltd.		279,432	—	—	(12,029)	15,265	—	—	282,668
Nepal Water & Energy Development Company Private Limited		170,955	—	—	—	(52)	(7,354)	—	163,549
Indeck Niles Development, LLC		370,970	—	—	(5,808)	31,699	(26,232)	—	370,629
Saemangeum Sebit Power Plant Co., Ltd.		37,110	—	—	—	783	—	—	37,893
PT. Cirebon Energi Prasarana		96,846	—	—	—	1,992	(8,514)	—	90,324
Others (Taebaek Guinemi Wind Power Co., Ltd. and 82 others)		277,223	10,167	(1,760)	(11,572)	19,552	(3,630)	1,215	291,195

		6,704,754	10,167	(1,760)	(203,636)	408,581	(126,672)	1,417	6,792,851

<Joint ventures>
Shuweihat Asia Power Investment B.V.		86,450	—	—	(1,080)	1,758	(7,009)	—	80,119
KEPCO SPC Power Corporation		159,139	—	—	(27,876)	8,223	(7,529)	—	131,957
Datang Chifeng Renewable Power Co., Ltd.		204,516	—	—	—	3,838	(4,451)	—	203,903
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		48,325	—	—	—	1,107	(926)	—	48,506
Rabigh Electricity Company		269,893	—	—	(1,696)	22,543	(17,880)	—	272,860
Jamaica Public Service Company Limited		412,616	—	—	(9,700)	22,188	(14,788)	—	410,316
Amman Asia Electric Power Company		268,864	—	—	—	15,490	(17,601)	—	266,753
Chun-cheon Energy Co., Ltd.		36,599	—	—	—	83	—	—	36,682
Nghi Son 2 Power LLC		563,079	—	—	—	34,820	(55,643)	—	542,256
Kelar S.A.		152,367	—	—	—	5,841	(9,004)	—	149,204
PT. Tanjung Power Indonesia		100,580	—	—	(4,785)	5,269	(7,087)	(161)	93,816
Barakah One Company		—	1,794,047	—	—	(99,651)	(62,942)	—	1,631,454
Daegu Green Power Co., Ltd.		30,513	—	—	—	2,885	—	—	33,398
South Jamaica Power Company Limited		48,760	—	—	(2,436)	3,431	(2,160)	—	47,595
RE Holiday Holdings LLC		89,780	—	—	—	(7,281)	(4,266)	—	78,233
RE Pioneer Holdings LLC		55,622	—	—	—	(4,871)	(2,277)	—	48,474
RE Barren Ridge 1 Holdings LLC		59,806	—	—	(1,663)	(1,764)	(2,589)	—	53,790
Solar Philippines Calatagan Corporation		63,695	—	—	(6,480)	4,764	(3,041)	—	58,938
Pulau Indah Power Plant Sdn. Bhd.		50,721	5,493	—	—	1,281	(4,854)	—	52,641
PT Barito Wahana Tenaga		207,565	—	—	—	39,669	(22,589)	—	224,645
Cheongna Energy Co., Ltd.		46,158	—	—	—	21,760	—	—	67,918
Naepo Green Energy Co., Ltd.		48,031	—	—	(13,432)	25,301	—	—	59,900
OneEnergy Asia Limited		465,349	38,861	—	—	15,423	(45,716)	—	473,917
Prime Swedish Holding AB		37,559	—	—	—	(1,284)	2,941	—	39,216
Namyangju Combined Heat and Power Co., Ltd.		51,768	70,100	—	—	(69)	130	—	121,929
Trumbull Development Partners, LLC		355,379	84,813	—	—	(288)	(25,759)	—	414,145
Others (Dangjin Eco Power Co., Ltd. and 98 others)		668,206	20,635	(11,185)	(15,978)	26,668	(20,824)	—	667,522

		4,581,340	2,013,949	(11,185)	(85,126)	147,134	(335,864)	(161)	6,310,087

	~~W~~	11,286,094	2,024,116	(12,945)	(288,762)	555,715	(462,536)	1,256	13,102,938

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(3)	Changes in investments in associates and joint ventures for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows, continued:

In millions of won

For the year ended December 31, 2024
Investees	Beginning balance		Acquisition	Disposals	Dividends received	Share of income (loss)	Other comprehen- sive income (loss)	Others	Ending balance
<Associates>
Korea Gas Corporation	~~W~~	1,970,643	—	—	—	248,385	36,628	33,648	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		29,500	—	—	(2,801)	3,124	—	354	30,177
YTN Co., Ltd.		52,303	—	(52,303)	—	—	—	—	—
Hyundai Green Power Co., Ltd.		118,173	—	—	(3,555)	2,712	—	(29,937)	87,393
Korea Power Exchange		274,286	—	—	—	2,768	(59)	(3,033)	273,962
Daeryun Power Co., Ltd.		26,834	—	—	—	4,301	—	(42)	31,093
SPC Power Corporation		78,931	—	—	(13,529)	13,412	28,760	—	107,574
Gemeng International Energy Co., Ltd.		705,812	—	—	(22,908)	(33,472)	78,870	36	728,338
PT. Cirebon Electric Power		134,259	—	—	—	4,144	—	19,127	157,530
PT Wampu Electric Power		34,555	—	—	(3,765)	3,495	152	4,831	39,268
PT. Bayan Resources TBK		619,207	—	—	(168,698)	187,634	79,332	(99)	717,376
S-Power Co., Ltd.		162,765	—	—	—	17,607	—	—	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.		116,378	—	—	—	(20,217)	11,861	(34,957)	73,065
Goseong Green Power Co., Ltd.		287,624	—	—	—	(3,026)	—	(56)	284,542
Gangneung Eco Power Co., Ltd.		254,929	—	—	—	(13,115)	—	—	241,814
Shin Pyeongtaek Power Co., Ltd.		145,026	—	—	(30,080)	24,145	—	(32)	139,059
Dongducheon Dream Power Co., Ltd.		87,203	—	—	—	4,141	—	7	91,351
GS Donghae Electric Power Co., Ltd.		259,085	—	—	—	20,323	—	24	279,432
Nepal Water & Energy Development Company Private Limited		110,573	—	—	—	7,392	52,990	—	170,955
Indeck Niles Development, LLC		335,401	—	(14,551)	(10,591)	12,909	47,802	—	370,970
Saemangeum Sebit Power Plant Co., Ltd.		37,191	—	—	—	(81)	—	—	37,110
PT. Cirebon Energi Prasarana		76,597	—	—	—	6,051	2,782	11,416	96,846
Others (Taebaek Guinemi Wind Power Co., Ltd. and 81 others)		259,614	18,987	(10,772)	(10,941)	10,004	2,656	7,675	277,223

		6,176,889	18,987	(77,626)	(266,868)	502,636	341,774	8,962	6,704,754

<Joint ventures>
Shuweihat Asia Power Investment B.V.		69,902	—	—	—	1,709	14,839	—	86,450
KEPCO SPC Power Corporation		196,544	—	—	(28,591)	16,714	(25,528)	—	159,139
Datang Chifeng Renewable Power Co., Ltd.		186,739	—	—	(10,624)	7,772	20,629	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		43,207	—	—	(591)	813	4,896	—	48,325
Rabigh Electricity Company		235,051	—	—	(7,270)	17,147	24,965	—	269,893
Jamaica Public Service Company Limited		349,866	—	—	(15,215)	28,849	49,463	(347)	412,616
Amman Asia Electric Power Company		223,424	—	—	(8,171)	20,485	33,126	—	268,864
Chun-cheon Energy Co., Ltd.		35,083	—	—	—	1,516	—	—	36,599
Nghi Son 2 Power LLC		417,989	—	—	—	45,889	99,201	—	563,079
Kelar S.A.		131,529	—	—	—	4,739	(2,498)	18,597	152,367
PT. Tanjung Power Indonesia		90,151	—	—	(8,349)	6,138	14,122	(1,482)	100,580
Barakah One Company		—	—	—	—	—	—	—	—
Daegu Green Power Co., Ltd.		26,430	—	—	—	4,103	—	(20)	30,513
South Jamaica Power Company Limited		43,109	—	—	(2,895)	2,704	5,842	—	48,760
RE Holiday Holdings LLC		84,092	—	—	—	(3,139)	8,827	—	89,780
RE Pioneer Holdings LLC		54,081	—	—	—	(2,910)	4,451	—	55,622
RE Barren Ridge 1 Holdings LLC		58,154	—	—	(1,966)	(1,546)	5,164	—	59,806
Solar Philippines Calatagan Corporation		58,130	—	—	(6,107)	6,523	5,149	—	63,695
Pulau Indah Power Plant Sdn. Bhd.		25,603	14,713	—	—	(816)	11,221	—	50,721
PT Barito Wahana Tenaga		156,994	—	—	—	24,435	26,136	—	207,565
Cheongna Energy Co., Ltd.		25,549	—	—	—	20,609	—	—	46,158
Naepo Green Enegry Co., Ltd.		5,285	—	—	—	32,284	—	10,462	48,031
OneEnergy Asia Limited		289,966	62,880	—	—	47,346	65,157	—	465,349
Prime Swedish Holding AB		38,789	—	—	—	(3,782)	—	2,552	37,559
Namyangju Combined Heat and Power Co., Ltd.		3,850	50,127	—	—	(1,519)	(690)	—	51,768
Trumbull Development Partners, LLC		—	304,836	—	—	7,976	42,567	—	355,379
Others (Dangjin Eco Power Co., Ltd. and 90 others)		636,182	22,847	(68)	(7,730)	(31,223)	46,856	1,342	668,206

		3,485,699	455,403	(68)	(97,509)	252,816	453,895	31,104	4,581,340

	~~W~~	9,662,588	474,390	(77,694)	(364,377)	755,452	795,669	40,066	11,286,094

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows:

In millions of won
As of and for the nine-month period ended September 30, 2025
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	52,949,555	41,797,143	26,734,978	539,086
Korea Electric Power Industrial Development Co., Ltd.		216,034	109,071	288,683	4,991
Hyundai Green Power Co., Ltd.		661,900	263,925	82,628	7,227
Korea Power Exchange		370,420	100,173	92,327	4,300
Daeryun Power Co., Ltd.		1,094,986	598,911	296,542	29,244
SPC Power Corporation		314,653	18,538	52,452	43,150
Gemeng International Energy Co., Ltd.		8,095,432	5,431,145	2,267,740	168,042
PT. Cirebon Electric Power		692,773	124,460	222,286	22,060
PT Wampu Electric Power		182,429	107,223	13,302	2,553
PT. Bayan Resources TBK		4,268,872	1,007,181	3,447,096	737,475
S-Power Co., Ltd.		677,504	272,932	505,909	34,305
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,331,312	904,514	156,439	11,048
Goseong Green Power Co., Ltd.		5,038,519	4,001,703	1,006,462	32,218
Gangneung Eco Power Co., Ltd.		5,436,871	4,769,996	742,970	(21,880)
Shin Pyeongtaek Power Co., Ltd.		1,105,511	702,934	565,103	28,669
Dongducheon Dream Power Co., Ltd.		1,327,455	999,495	861,330	22,219
GS Donghae Electric Power Co., Ltd.		1,803,499	972,123	437,132	44,895
Nepal Water & Energy Development Company Private Limited		626,202	380,114	65,219	(12,803)
Indeck Niles Development, LLC		1,195,778	655,398	286,950	64,816
Saemangeum Sebit Power Plant Co., Ltd.		145,103	76,540	16,330	1,424
PT. Cirebon Energi Prasarana		3,656,554	2,753,314	369,796	19,922

<Joint ventures>
Shuweihat Asia Power Investment B.V.		163,537	29	—	(226)
KEPCO SPC Power Corporation		247,912	27,984	126,862	13,920
Datang Chifeng Renewable Power Co., Ltd.		804,691	294,932	80,250	12,810
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		173,156	51,891	20,315	2,931
Rabigh Electricity Company		2,438,281	1,661,500	274,983	55,120
Jamaica Public Service Company Limited		2,560,785	1,571,803	1,182,276	60,069
Amman Asia Electric Power Company		724,675	280,086	23,143	25,874
Chun-cheon Energy Co., Ltd.		513,177	389,676	281,121	255
Nghi Son 2 Power LLC		4,012,976	2,928,465	608,019	69,204
Kelar S.A.		656,977	432,406	85,293	12,959
PT. Tanjung Power Indonesia		705,440	437,396	78,004	14,993
Barakah One Company		44,484,057	36,392,384	2,357,842	170,409
Daegu Green Power Co., Ltd.		473,548	374,551	216,687	5,554
South Jamaica Power Company Limited		511,934	273,944	211,767	17,158
RE Holiday Holdings LLC		327,416	170,950	14,367	(9,206)
RE Pioneer Holdings LLC		247,819	150,871	5,755	(6,548)
RE Barren Ridge 1 Holdings LLC		202,432	94,852	7,792	(1,672)
Solar Philippines Calatagan Corporation		159,699	35,147	17,192	9,348
Pulau Indah Power Plant Sdn. Bhd.		1,384,840	1,196,846	316,233	(191)
PT Barito Wahana Tenaga		733,841	—	—	106,677
Cheongna Energy Co., Ltd.		476,975	345,320	114,847	43,424
Naepo Green Energy Co., Ltd.		767,567	574,215	334,106	82,463
OneEnergy Asia Limited		3,421,827	2,300,815	87,853	34,669
Prime Swedish Holding AB		150,461	66,566	7,631	(2,853)
Namyangju Combined Heat and Power Co., Ltd.		175,082	1,419	—	(97)
Trumbull Development Partners, LLC		1,697,196	1,049,043	—	(418)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(4)	The summarized financial information of associates and joint ventures as of and for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows, continued:

In millions of won
As of and for the year ended December 31, 2024
Investees	Total assets		Total liabilities	Sales	Profit (loss) for the period
<Associates>
Korea Gas Corporation	~~W~~	57,669,638	46,843,282	38,388,740	1,148,985
Korea Electric Power Industrial Development Co., Ltd.		213,423	109,367	361,690	14,587
Hyundai Green Power Co., Ltd.		698,653	295,095	109,081	9,354
Korea Power Exchange		365,652	91,690	120,586	1,795
Daeryun Power Co., Ltd.		1,117,771	651,892	397,332	61,893
SPC Power Corporation		301,805	18,716	72,191	35,657
Gemeng International Energy Co., Ltd.		8,301,632	5,803,020	2,907,291	(66,765)
PT. Cirebon Electric Power		742,634	169,796	281,041	15,070
PT Wampu Electric Power		209,724	124,358	19,146	7,598
PT. Bayan Resources TBK		5,338,900	2,100,603	4,700,051	1,285,816
S-Power Co., Ltd.		739,732	369,429	734,607	35,889
Xe-Pian Xe-Namnoy Power Co., Ltd.		1,414,921	979,112	182,433	(81,032)
Goseong Green Power Co., Ltd.		5,129,641	4,125,053	1,310,775	2,823
Gangneung Eco Power Co., Ltd.		5,359,845	4,667,564	635,026	(10,547)
Shin Pyeongtaek Power Co., Ltd.		1,052,048	678,140	841,818	58,855
Dongducheon Dream Power Co., Ltd.		1,350,004	1,044,020	1,360,809	10,453
GS Donghae Electric Power Co., Ltd.		1,910,960	1,089,101	535,012	59,776
Nepal Water & Energy Development Company Private Limited		666,316	419,386	123,848	10,732
Indeck Niles Development, LLC		1,234,170	704,296	284,855	32,491
Saemangeum Sebit Power Plant Co., Ltd.		160,225	93,086	20,376	(147)
PT. Cirebon Energi Prasarana		3,831,992	2,863,534	543,340	60,512

<Joint ventures>
Shuweihat Asia Power Investment B.V.		176,569	137	—	(370)
KEPCO SPC Power Corporation		291,538	26,307	190,296	28,108
Datang Chifeng Renewable Power Co., Ltd.		900,001	388,711	115,297	17,722
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		180,827	60,016	26,678	2,031
Rabigh Electricity Company		2,651,843	1,873,439	353,677	63,270
Jamaica Public Service Company Limited		2,649,022	1,656,068	1,490,606	76,611
Amman Asia Electric Power Company		791,478	343,371	22,776	34,047
Chun-cheon Energy Co., Ltd.		533,211	409,989	430,679	4,890
Nghi Son 2 Power LLC		4,412,970	3,286,814	921,504	91,777
Kelar S.A.		715,489	486,293	112,110	9,733
PT. Tanjung Power Indonesia		754,514	467,144	106,081	17,705
Barakah One Company		43,235,235	45,056,439	1,636,730	(53,778)
Daegu Green Power Co., Ltd.		493,595	399,918	338,750	7,344
South Jamaica Power Company Limited		532,323	288,501	250,519	14,460
RE Holiday Holdings LLC		363,750	184,188	20,251	(1,413)
RE Pioneer Holdings LLC		272,900	161,657	13,343	(3,168)
RE Barren Ridge 1 Holdings LLC		224,922	105,310	12,905	(1,301)
Solar Philippines Calatagan Corporation		166,126	37,872	19,412	8,733
Pulau Indah Power Plant Sdn. Bhd.		1,054,236	873,923	40,818	(2,896)
PT Barito Wahana Tenaga		678,043	—	—	74,744
Cheongna Energy Co., Ltd.		463,574	375,343	142,400	41,124
Naepo Green Energy Co., Ltd.		738,857	586,152	467,225	124,830
OneEnergy Asia Limited		3,237,191	2,137,600	424,036	100,781
Prime Swedish Holding AB		143,102	62,354	8,911	(8,404)
Namyangju Combined Heat and Power Co., Ltd.		75,474	1,899	—	(2,410)
Trumbull Development Partners, LLC		1,582,082	1,042,712	—	14,174

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

The financial information of associates and joint ventures reconciled to the Group’s investments in condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won
As of September 30, 2025
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	11,152,412	21.66%	2,415,612	—	—	(55,498)	2,360,114
Korea Electric Power Industrial Development Co., Ltd.		106,963	29.00%	31,019	—	—	—	31,019
Hyundai Green Power Co., Ltd.		397,975	29.00%	115,413	—	—	(29,639)	85,774
Korea Power Exchange		270,247	100.00%	270,247	—	—	—	270,247
Daeryun Power Co., Ltd.		496,075	6.85%	33,981	—	—	(820)	33,161
SPC Power Corporation		296,115	38.00%	112,524	—	—	—	112,524
Gemeng International Energy Co., Ltd.		2,664,287	42.00%	1,119,002	—	—	(351,564)	767,438
PT. Cirebon Electric Power		568,313	27.50%	156,286	—	—	—	156,286
PT Wampu Electric Power		75,206	46.00%	34,595	—	—	—	34,595
PT. Bayan Resources TBK		3,261,691	20.00%	652,339	91,889	—	(76,380)	667,848
S-Power Co., Ltd.		404,572	49.00%	198,240	—	(995)	—	197,245
Xe-Pian Xe-Namnoy Power Co., Ltd.		426,798	25.00%	106,700	305	(915)	(35,248)	70,842
Goseong Green Power Co., Ltd.		1,036,816	29.00%	300,676	—	(10,046)	—	290,630
Gangneung Eco Power Co., Ltd.		666,875	29.00%	193,394	46,042	(10,685)	—	228,751
Shin Pyeongtaek Power Co., Ltd.		402,577	40.00%	161,031	3,559	(13,566)	—	151,024
Dongducheon Dream Power Co., Ltd.		327,960	34.01%	111,539	1,757	(1,619)	(12,582)	99,095
GS Donghae Electric Power Co., Ltd.		831,376	34.00%	282,668	—	—	—	282,668
Nepal Water & Energy Development Company Private Limited		246,088	66.12%	162,713	836	—	—	163,549
Indeck Niles Development, LLC		540,380	50.00%	270,189	96,053	—	4,387	370,629
Saemangeum Sebit Power Plant Co., Ltd.		68,563	55.00%	37,711	182	—	—	37,893
PT. Cirebon Energi Prasarana		903,240	10.00%	90,324	—	—	—	90,324

<Joint ventures>
Shuweihat Asia Power Investment B.V.		163,508	49.00%	80,119	—	—	—	80,119
KEPCO SPC Power Corporation		219,928	60.00%	131,957	—	—	—	131,957
Datang Chifeng Renewable Power Co., Ltd.		509,759	40.00%	203,903	—	—	—	203,903
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		121,265	40.00%	48,506	—	—	—	48,506
Rabigh Electricity Company		776,781	40.00%	310,713	—	(37,048)	(805)	272,860
Jamaica Public Service Company Limited		988,982	40.00%	395,593	29,357	—	(14,634)	410,316
Amman Asia Electric Power Company		444,589	60.00%	266,753	—	—	—	266,753
Chun-cheon Energy Co., Ltd.		123,501	29.90%	36,927	3	—	(248)	36,682
Nghi Son 2 Power LLC		1,084,511	50.00%	542,256	—	—	—	542,256
Kelar S.A.		224,571	65.00%	145,972	3,232	—	—	149,204
PT. Tanjung Power Indonesia		268,044	35.00%	93,816	—	—	—	93,816
Barakah One Company		8,091,673	18.00%	1,456,501	—	174,953	—	1,631,454
Daegu Green Power Co., Ltd.		98,997	54.24%	53,696	84	—	(20,382)	33,398
South Jamaica Power Company Limited		237,990	20.00%	47,598	—	—	(3)	47,595
RE Holiday Holdings LLC		156,466	50.00%	78,233	—	—	—	78,233
RE Pioneer Holdings LLC		96,948	50.00%	48,474	—	—	—	48,474
RE Barren Ridge 1 Holdings LLC		107,580	50.00%	53,790	—	—	—	53,790
Solar Philippines Calatagan Corporation		124,552	38.00%	47,330	—	—	11,608	58,938
Pulau Indah Power Plant Sdn. Bhd.		187,994	25.00%	46,998	5,643	—	—	52,641
PT Barito Wahana Tenaga		733,841	30.61%	224,645	—	—	—	224,645
Cheongna Energy Co., Ltd.		131,655	50.10%	65,959	3,137	(1,178)	—	67,918
Naepo Green Energy Co., Ltd.		193,352	29.20%	56,458	—	—	3,442	59,900
OneEnergy Asia Limited		1,121,012	40.00%	448,405	25,512	—	—	473,917
Prime Swedish Holding AB		83,895	45.00%	37,752	1,223	—	241	39,216
Namyangju Combined Heat and Power Co., Ltd.		173,663	70.10%	121,738	191	—	—	121,929
Trumbull Development Partners, LLC		648,153	56.23%	364,456	49,689	—	—	414,145

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(5)

The financial information of associates and joint ventures reconciled to the Group’s investments in condensed consolidated financial statements as of September 30, 2025 and December 31, 2024 is as follows, continued:

In millions of won
As of December 31, 2024
Investees	Net assets		Percentage of ownership (*)	Share in net assets	Investment differential	Intercompany transaction	Others	Book value
<Associates>
Korea Gas Corporation	~~W~~	10,826,356	21.66%	2,344,989	—	—	(55,685)	2,289,304
Korea Electric Power Industrial Development Co., Ltd.		104,056	29.00%	30,177	—	—	—	30,177
Hyundai Green Power Co., Ltd.		403,558	29.00%	117,033	—	—	(29,640)	87,393
Korea Power Exchange		273,962	100.00%	273,962	—	—	—	273,962
Daeryun Power Co., Ltd.		465,879	6.85%	31,913	—	—	(820)	31,093
SPC Power Corporation		283,089	38.00%	107,574	—	—	—	107,574
Gemeng International Energy Co., Ltd.		2,498,612	42.00%	1,049,417	—	—	(321,079)	728,338
PT. Cirebon Electric Power		572,838	27.50%	157,530	—	—	—	157,530
PT Wampu Electric Power		85,366	46.00%	39,268	—	—	—	39,268
PT. Bayan Resources TBK		3,238,297	20.00%	647,659	146,097	—	(76,380)	717,376
S-Power Co., Ltd.		370,303	49.00%	181,448	—	(1,076)	—	180,372
Xe-Pian Xe-Namnoy Power Co., Ltd.		435,809	25.00%	108,953	305	(946)	(35,247)	73,065
Goseong Green Power Co., Ltd.		1,004,588	29.00%	291,331	—	(6,789)	—	284,542
Gangneung Eco Power Co., Ltd.		692,281	29.00%	200,761	46,872	(5,819)	—	241,814
Shin Pyeongtaek Power Co., Ltd.		373,908	40.00%	149,563	3,559	(14,064)	1	139,059
Dongducheon Dream Power Co., Ltd.		305,984	34.01%	104,065	1,757	(1,889)	(12,582)	91,351
GS Donghae Electric Power Co., Ltd.		821,859	34.00%	279,432	—	—	—	279,432
Nepal Water & Energy Development Company Private Limited		246,930	68.88%	170,083	872	—	—	170,955
Indeck Niles Development, LLC		529,874	50.00%	264,936	101,361	—	4,673	370,970
Saemangeum Sebit Power Plant Co., Ltd.		67,139	55.00%	36,928	182	—	—	37,110
PT. Cirebon Energi Prasarana		968,458	10.00%	96,846	—	—	—	96,846

<Joint ventures>
Shuweihat Asia Power Investment B.V.		176,432	49.00%	86,450	—	—	—	86,450
KEPCO SPC Power Corporation		265,231	60.00%	159,139	—	—	—	159,139
Datang Chifeng Renewable Power Co., Ltd.		511,290	40.00%	204,516	—	—	—	204,516
Datang KEPCO Chaoyang Renewable Power Co., Ltd.		120,811	40.00%	48,325	—	—	—	48,325
Rabigh Electricity Company		778,404	40.00%	311,362	—	(40,752)	(717)	269,893
Jamaica Public Service Company Limited		992,954	40.00%	397,182	29,357	—	(13,923)	412,616
Amman Asia Electric Power Company		448,107	60.00%	268,864	—	—	—	268,864
Chun-cheon Energy Co., Ltd.		123,222	29.90%	36,843	3	—	(247)	36,599
Nghi Son 2 Power LLC		1,126,156	50.00%	563,079	—	—	—	563,079
Kelar S.A.		229,196	65.00%	148,978	3,389	—	—	152,367
PT. Tanjung Power Indonesia		287,370	35.00%	100,580	—	—	—	100,580
Barakah One Company		(1,821,204)	18.00%	(327,817)	—	153,104	174,713	—
Daegu Green Power Co., Ltd.		93,677	54.24%	50,810	84	—	(20,381)	30,513
South Jamaica Power Company Limited		243,822	20.00%	48,764	—	—	(4)	48,760
RE Holiday Holdings LLC		179,562	50.00%	89,780	—	—	—	89,780
RE Pioneer Holdings LLC		111,243	50.00%	55,622	—	—	—	55,622
RE Barren Ridge 1 Holdings LLC		119,612	50.00%	59,806	—	—	—	59,806
Solar Philippines Calatagan Corporation		128,254	38.00%	48,737	—	—	14,958	63,695
Pulau Indah Power Plant Sdn. Bhd.		180,313	25.00%	45,078	5,643	—	—	50,721
PT Barito Wahana Tenaga		678,043	30.61%	207,565	—	—	—	207,565
Cheongna Energy Co., Ltd.		88,231	50.10%	44,204	3,137	(1,183)	—	46,158
Naepo Green Energy Co., Ltd.		152,705	29.20%	44,590	—	—	3,441	48,031
OneEnergy Asia Limited		1,099,591	40.00%	439,837	25,512	—	—	465,349
Prime Swedish Holding AB		80,748	45.00%	36,336	1,223	—	—	37,559
Namyangju Combined Heat and Power Co., Ltd.		73,575	70.10%	51,575	193	—	—	51,768
Trumbull Development Partners, LLC		539,370	56.23%	303,288	52,091	—	—	355,379

(*)	The percentage of ownership shown above is the effective ownership ratio that takes into account treasury stocks.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(6)	The share of losses of associates and joint ventures that has not been recognized due to the discontinuation of loss recognition as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Unrecognized equity interest		Accumulated unrecognized equity interest	Unrecognized equity interest	Accumulated unrecognized equity interest
Boim Combined Heat and Power Generation Co., Ltd.	~~W~~	3,112	31,835	769	28,723
Samcheok Eco Materials Co., Ltd.		262	5,588	895	5,326
Barakah One Company		(174,713)	—	33,994	174,713
KAPES, Inc.		6,927	10,858	916	3,931
ITR Co., Ltd.		(15)	—	14	15
SEP Co., Ltd.		—	15	—	15
Noeul Green Energy Co., Ltd.		(1,117)	2,718	(1,377)	3,835
PlatformN. Co., Ltd.		—	18	(44)	18
KEPCO KPS CARABAO Corp.		(70)	174	207	244
Bitsolar Energy Co., Ltd.		256	1,520	1,264	1,264
Green Energy Electricity Generation Co., Ltd.		(396)	—	396	396
O2&B Global Co., Ltd.		13	19	6	6
Pulau Indah O&M Sdn. Bhd.		(1)	—	1	1
Foresight Iberian Solar Group Holding, S.L.		5,975	10,370	4,395	4,395
Green Radiation Co., Ltd.,		(11)	—	11	11
Hoenggye Renewable Energy Co., Ltd.,		(266)	—	266	266
CapMan Lynx SCA, SICAR		2,716	33,806	31,090	31,090
G.GURU Co., Ltd.		4	4	—	—
International Offshore Power Transmission Holding Company Limited		68	68	—	—
Jeju Gimnyeong Wind Power Co., Ltd.		18	18	—	—
Korea Energy Data Co., Ltd.		1	1	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2025, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows:

(i)	Taebaek Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Taebaek Wind Power Co., Ltd. after the warrant period in the EPC contract of defect repair for wind power generator has expired, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(ii)	Pyeongchang Wind Power Co., Ltd.

In the case where non-controlling shareholders decide to dispose of their shares in Pyeongchang Wind Power Co., Ltd. after commercial operation of the power plant has started, the Group acquires those shares at fair value. The acquisition is to be made after the conditions of the acquisition are discussed among the parties involved, with consideration of various factors such as financial status and business situation.

(iii)	Daeryun Power Co., Ltd.

The Group reserves the right to participate in the transfer of shares in Daeryun Power Co., Ltd. on the same terms as Daeryun E&S Co., Ltd., if Daeryun E&S Co., Ltd. wishes to transfer its shares in Daeryun Power Co., Ltd.

(iv)	Daegu Green Power Co., Ltd.

The Group has a right to purchase all the shares of Daegu Green Power Co., Ltd. held by the financial investors at the yield-based transfer amount agreed with the shareholders. The Group can exercise its right 5, 10 and 13 years after the date of the investment. Also, the Group has a right to purchase all or part of the shares of Daegu Green Power Co., Ltd. held by Lotte Engineering & Construction Co. at the yield-based transfer amount agreed with the shareholders.

(v)	Yeonggwang Wind Power Co., Ltd.

In case the Group intends to purchase all or part of the shares from Daehan Green Energy Co., Ltd., which is a non-controlling shareholder, Daehan Green Energy Co., Ltd. has an obligation to evaluate the shares at fair value and transfer them to the Group.

(vi)	Omisan Wind Power Co., Ltd.

The Group has the right to claim Unison Co., Ltd. to transfer its shares in Omisan Wind Power Co., Ltd. either as a whole or as a part after the completion of the power generation complex, and if the Group exercises its right to claim transfer, Unison Co., Ltd. is obliged to transfer such shares at fair value to the Group or a third party designated by the Group.

(vii)	Geumsungsan Wind Power Co., Ltd.

The Group has a right to purchase shares owned by Daemyung Energy Co., Ltd., within the range of 18%, for 3 years after the commencement of the operation.

(viii)	Seokmun Green Energy

According to the special conditions of the REC trading contract, the Group may demand the sale of ownership stakes held by other investors to the Group, or the investors may acquire new stakes or modify business documents through a capital increase in Seokmun Green Energy with prior written consent from the trustee. In the event that other investors sell their stakes to the Group, they may demand that the Group purchase their stakes in the future if certain conditions are met.

(ix)	Taebaek Guinemi Wind Power Co., Ltd.

If shareholders of Taebaek Guinemi Wind Power Co., Ltd. other than the Group intend to sell their shares after the elapse of warranty period for wind power generators specified in the EPC contract, the Group has preferential right to other parties and third parties to take over the shares that the shareholders want to sell at fair value by reaching agreement with the shareholders on the timing of sales and volume of shares to be sold considering the financial conditions, management conditions and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(7)	As of September 30, 2025, shareholders’ agreements on investments in associates and joint ventures that may cause future economic resource or cash outflows are as follows, continued:

(x)	HORANG ENERGY Inc.

The Group has the right to purchase all or partial shares of HORANG ENERGY Inc. held by other shareholders after three years have elapsed from the date of commencing the operations under the unanimous agreement of all shareholders. The Group also has an obligation to sell its shares in HORANG ENERGY Inc. either as a whole or as a part to CNcore Co., Ltd. after three years have elapsed from the date of commencing the operations upon the claim of CNcore Co., Ltd., under the unanimous agreement of all shareholders.

(xi)	Namyangju Combined Heat and Power Co., Ltd.

The Group has an obligation to purchase certain shares from Narae Energy Co., Ltd. at fair value when Narae Energy Co., Ltd. intends to sell its shares in Namyangju Combined Heat and Power Co., Ltd. on the exercise date agreed upon in accordance with the shareholders’ agreement. If Narae Energy Co., Ltd. becomes the largest shareholder by selling, assigning, or transferring shares in accordance with the shareholders’ agreement, the Group is obligated to guarantee the drag-along right that allows Narae Energy Co., Ltd. to sell the shares held by both shareholders under the same conditions.

(xii)	Jeongeup Green Power Co., Ltd.

The Group has the right to acquire the shares held by M Eco Co., Ltd. at fair value on the date when it has been third, seventh, and tenth year from the beginning date of commercial operation. However, if M Eco Co., Ltd. transfers its shares to the entity holding the majority of shares in M Eco Co., Ltd., its right to transfer shares to the shareholder prevails the Group’s right to acquire shares from M Eco Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates and joint ventures as of September 30, 2025 are as follows:

Company	Nature and extent of any significant restrictions

Daegu Green Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of financial institutions.

Pyeongchang Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Daeryun Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior consent of the financial institutions.

KNH Solar Co., Ltd.	Shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Korea Power Engineering Service Co., Ltd.	Shares cannot be wholly or partially transferred without the consent of the board of directors.

Daehan Wind Power PSC	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Daejung Offshore Wind Power Co., Ltd.	Before the commencement of the operation, shares cannot be wholly or partially transferred without the prior written consent of other shareholders.

Naepo Green Energy Co., Ltd.	Dividends can only be paid to shareholders when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior consent of interested parties. All or part of the stocks held cannot be transferred without the written consent of the financial institution and if the conditions for the O&M utilization rate are not met or if a payment deferment is necessary due to the fulfillment of the obligation to provide funds, the contract amount will be paid in a subordinated order.

Solaseado Solar Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of other stakeholders including shareholders and financial institutions.

Samcheok Eco Materials Co., Ltd.	Dividends can only be paid when all conditions of the shareholders’ agreement are satisfied. Also, shares cannot be wholly or partially transferred without the written consent of the other shareholders.

Taebaek Guinemi Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and consent of the financial institutions is obtained. Also, shares cannot be wholly or partially transferred without the written consent of the financial institutions.

Indeck Niles Asset Management, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Indeck Niles Development, LLC	Shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar IV SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar V SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Diego de Almagro Solar SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Laurel SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Chester Solar I SpA	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

Kelar S.A.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, shares cannot be wholly or partially transferred without the consent of the stakeholders.

GS Donghae Electric Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Honam Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied.

Seokmun Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Chun-cheon Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Also, principals and interests on subordinated loans shall not be paid until the payment conditions are satisfied.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Yeonggwangbaeksu Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when written consent of financial institutions is obtained.

Yeonggwang Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Jamaica Public Service Company Limited	Dividends can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

PT. Tanjung Power Indonesia	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Daesan Green Energy Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Taebaek Gadeoksan Wind Power Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Also, principals and interests on subordinated loans can only be paid when prior written consent of financial institutions is obtained.

Bitsolar Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied.

Omisan Wind Power Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without the consent of the stakeholders including other shareholders and financial institutions. Also, either of Korea Southern Power Co., Ltd., a subsidiary of the Group, and Unison Co., Ltd. shall not transfer their shares to others wholly or partially until 4 years have passed from the completion of power complex without the written consent from the other party. In case the shares of each party become less than 10% of outstanding shares after the transfer, it also requires the written consent from the other party.

Yangyang Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Busan Industrial Solar Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Geumsungsan Wind Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred for 3 years after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

KPE green energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Cheongju Eco Park Co., Ltd.	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied, or permitted by related financing contracts, or prior written consent of financial institutions is obtained.

Goheung New Energy Co., Ltd.	Payment of dividends or repayment of loans such as subordinated loans to the investors can only be made when all conditions of the loan agreement are satisfied, and prior written consent of financial institutions is obtained.

Seokmun Green Energy	Dividends and settlement amount for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained.

Trumbull Asset Management, LLC	Shares cannot be either wholly or partially transferred without the consent of the stakeholders.

HORANG ENERGY Inc.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred before three years have passed after the commencement of operation, and also cannot be transferred or disposed to the third party in a way not permitted in the financial documents without prior written consent of an agent bank.

Yanggu Floating Photovoltaic Power Plant Inc.	Payment of dividends or repayment of loans such as subordinated loans to the investors can be made only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Hoenggye Renewable Energy Co., Ltd.	Dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained.

Dongducheon Dream Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid only when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior consent of the stakeholders.

Shin Pyeongtaek Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seoroseoro Sunny Power Plant Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Anjwa Smart Farm & Solar City Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Muan Solar Park Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

YuDang Solar Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haemodum Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Cheongna Energy Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Hapcheon Floating Photovoltaic Power Plant Inc.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Yeongwol Eco Wind Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gurae Resident Power Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Gunsan Land Solar Co., Ltd.	Principals and interest payments on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions. When the internal rate of return defined in shareholders’ agreement is met, any excessive dividend income must be provided to Gunsan City.

Eumseong Eco Park Co., Ltd.	Dividends and settlement amounts for renewable energy certificate can only be paid when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained. Shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

PungBack Wind Farm Corporation	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Seobusambo highway photovoltaics Co., Ltd.	Principals and interest on subordinated loans or dividends can be paid either when all conditions of the loan agreement are satisfied or when prior written consent of financial institutions is obtained. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

17.	Investments in Associates and Joint Ventures, Continued

(8)	Significant restrictions on the Group’s abilities on associates or joint ventures as of September 30, 2025 are as follows, continued:

Company	Nature and extent of any significant restrictions

Haman Green Energy Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares without the consent of other shareholders until five years have elapsed from the date of issuance of the acquisition notice after the comprehensive completion of the EPC contract for the project, and shares cannot be wholly or partially transferred without prior written consent of the financial institutions.

Jeongeup Green Power Co., Ltd.	Dividends to investors are only possible when the conditions in the loan agreement are met or prior written consent from the financial institution is obtained, and subordinated loans cannot be paid to investors before the loan principal and interest are fully repaid. Additionally, all or part of the shares held cannot be transferred without the consent of other shareholders before the commencement of commercial operation of this business. The entity’s stocks may not be transferred to a third party or otherwise disposed of in a manner not permitted in the financial documents without the prior written consent of the agent bank.

Nepal Water & Energy Development Company Private Limited	The Group must maintain a minimum percentage of ownership (50%) until the project completion date and thereafter.

Goseong Green Power Co., Ltd.	Shares cannot be either wholly or partially transferred before the final completion date of the project without the consent of the stakeholders.

Gangneung Eco Power Co., Ltd.	Shares cannot be either wholly or partially transferred until two years have elapsed from the final completion date of the project without the consent of the stakeholders.

S-Power Co., Ltd.	Dividends can only be paid when all conditions of the loan agreement are satisfied. Shares cannot be wholly or partially transferred without prior consent of the stakeholders.

South Jamaica Power Company Limited	Dividends can be paid only when all conditions of the loan agreement are satisfied and prior written consent of financial institutions is obtained.

Rutile BESS Holdings, LLC	Shares cannot be either wholly or partially transferred without prior written consent of other stakeholders.

Kumyang Eco Park Co., Ltd.	Dividends and payables from settlement for renewable energy certificates can only be paid when all conditions of the loan agreement are satisfied or a prior written consent of financial institutions is obtained.

HyChangwon Fuel Cell. Co., Ltd.	Principals and interests on subordinated loans or dividends can only be paid when all conditions of the loan agreement are satisfied or prior written consent of financial institutions is obtained. In addition, the Group cannot transfer all or part of its shares until five years have elapsed from the date of issuance of the acquisition notice. Shares cannot be wholly or partially transferred without obtaining prior written consent of the financial institutions.

Roof One Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Amaala Sustainable Company for Energy LLC	Dividends may be payable only when all conditions prescribed in the loan agreement between Amaala Sustainable Company for Energy LLC and financial institution are satisfied.

Namjeju Bitdream Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Cheonwang Green Energy Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be either wholly or partially transferred without prior written consent of the financial institutions.

Haetbyeotgil Solar Co., Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

Luluah SKY Energy Holding Ltd.	Dividends can only be paid when all conditions prescribed in the loan agreement are satisfied. Shares cannot be wholly or partially transferred without obtaining prior consent of the stakeholders.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

18.	Property, Plant and Equipment

(1)	Property, plant and equipment as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,840,925	(27,392)	—	(29,519)	14,784,014
Buildings		26,831,484	(39,052)	(13,542,658)	(7,103)	13,242,671
Structures		91,542,883	(142,219)	(39,851,246)	(18,678)	51,530,740
Machinery		124,956,451	(95,622)	(69,506,467)	(532,617)	54,821,745
Ships		17,870	—	(8,734)	—	9,136
Vehicles		533,440	(2,447)	(392,334)	(116)	138,543
Equipment		2,601,271	(2,328)	(2,180,618)	(375)	417,950
Tools		1,475,608	(1,092)	(1,301,446)	(1)	173,069
Construction-in-progress		36,992,256	(233,591)	—	(22,795)	36,735,870
Right-of-use assets		5,555,974	—	(2,824,028)	—	2,731,946
Asset retirement costs		18,375,099	—	(9,152,551)	(146,423)	9,076,125
Others		18,178,658	—	(15,899,089)	—	2,279,569

	~~W~~	341,901,919	(543,743)	(154,659,171)	(757,627)	185,941,378

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Accumulated impairment losses	Book value
Land	~~W~~	14,577,296	(27,403)	—	(29,241)	14,520,652
Buildings		26,217,223	(41,718)	(12,812,659)	(7,103)	13,355,743
Structures		89,573,695	(149,737)	(37,762,078)	(18,678)	51,643,202
Machinery		122,610,077	(105,546)	(65,120,941)	(533,405)	56,850,185
Ships		17,870	—	(7,336)	—	10,534
Vehicles		452,812	(2,745)	(371,245)	(116)	78,706
Equipment		2,512,223	(3,915)	(2,073,752)	(375)	434,181
Tools		1,428,994	(1,306)	(1,255,257)	(1)	172,430
Construction-in-progress		31,307,153	(223,566)	—	(22,795)	31,060,792
Right-of-use assets		6,031,076	—	(2,984,680)	—	3,046,396
Asset retirement costs		18,283,796	—	(8,388,929)	(146,423)	9,748,444
Others		17,198,254	—	(15,136,756)	—	2,061,498

	~~W~~	330,210,469	(555,936)	(145,913,633)	(758,137)	182,982,763

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,548,055	3,176	(11,545)	—	—	271,720	14,811,406
(Government grants)		(27,403)	—	11	—	—	—	(27,392)
Buildings		13,397,461	11,698	(19,827)	(740,888)	—	633,279	13,281,723
(Government grants)		(41,718)	—	—	2,965	—	(299)	(39,052)
Structures		51,792,939	26,004	(240,118)	(2,238,348)	—	2,332,482	51,672,959
(Government grants)		(149,737)	—	490	7,087	—	(59)	(142,219)
Machinery		56,955,731	312,517	(167,990)	(4,882,267)	—	2,699,376	54,917,367
(Government grants)		(105,546)	—	313	11,552	—	(1,941)	(95,622)
Ships		10,534	—	—	(1,398)	—	—	9,136
Vehicles		81,451	1,834	(56)	(35,154)	—	92,915	140,990
(Government grants)		(2,745)	—	6	980	—	(688)	(2,447)
Equipment		438,096	68,483	(108)	(159,564)	—	73,371	420,278
(Government grants)		(3,915)	—	—	1,587	—	—	(2,328)
Tools		173,736	17,221	(25)	(58,937)	—	42,166	174,161
(Government grants)		(1,306)	—	—	327	—	(113)	(1,092)
Construction-in-progress		31,284,358	11,431,328	—	—	—	(5,746,225)	36,969,461
(Government grants)		(223,566)	2,926	—	—	—	(12,951)	(233,591)
Right-of-use assets		3,046,396	58,577	(3,079)	(368,557)	—	(1,391)	2,731,946
Asset retirement costs		9,748,444	—	—	(1,105,977)	—	433,658	9,076,125
Others		2,061,498	2,387	—	(774,099)	—	989,783	2,279,569

	~~W~~	182,982,763	11,936,151	(441,928)	(10,340,691)	—	1,805,083	185,941,378

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

18.	Property, Plant and Equipment, Continued

(2)	Changes in property, plant and equipment for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows, continued:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Depreciation	Impairment	Others	Ending balance
Land	~~W~~	14,398,088	28,390	(38,162)	—	—	159,739	14,548,055
(Government grants)		(27,404)	—	1	—	—	—	(27,403)
Buildings		13,360,204	3,767	(13,366)	(984,288)	(1,351)	1,032,495	13,397,461
(Government grants)		(46,227)	—	—	4,508	—	1	(41,718)
Structures		50,890,001	16,201	(303,046)	(2,873,012)	(9,154)	4,071,949	51,792,939
(Government grants)		(157,881)	—	1,330	9,458	—	(2,644)	(149,737)
Machinery		53,817,046	341,652	(199,670)	(6,311,423)	(735)	9,308,861	56,955,731
(Government grants)		(119,824)	—	522	16,076	—	(2,320)	(105,546)
Ships		12,365	—	—	(1,865)	—	34	10,534
Vehicles		83,374	4,311	(223)	(43,837)	—	37,826	81,451
(Government grants)		(2,837)	—	8	1,233	—	(1,149)	(2,745)
Equipment		430,875	84,020	(236)	(210,376)	—	133,813	438,096
(Government grants)		(5,932)	—	—	2,118	—	(101)	(3,915)
Tools		164,474	32,825	(68)	(82,603)	—	59,108	173,736
(Government grants)		(62)	—	—	341	—	(1,585)	(1,306)
Construction-in-progress		32,008,502	14,335,323	—	—	—	(15,059,467)	31,284,358
(Government grants)		(173,474)	6,806	75	—	—	(56,973)	(223,566)
Right-of-use assets		3,363,743	132,495	(2,252)	(538,995)	—	91,405	3,046,396
Asset retirement costs		9,733,574	—	—	(1,809,280)	—	1,824,150	9,748,444
Others		2,146,930	1,704	—	(1,011,161)	—	924,025	2,061,498

	~~W~~	179,875,535	14,987,494	(555,087)	(13,833,106)	(11,240)	2,519,167	182,982,763

(3)

For the nine-month period ended September 30, 2025, the Group’s subsidiaries including Korea Hydro & Nuclear Power Co., Ltd. recognized proceeds and costs from selling items produced before the assets’ intended use. As a result, ~~W~~681 million (~~W~~97,747 million for the nine-month period ended September 30, 2024) was recognized as revenue and ~~W~~5,416 million (~~W~~77,429 million for the nine-month period ended September 30, 2024) was recognized as cost of sales in profit or loss, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

19.	Investment Properties

(1)	Investment properties as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	148,727	—	—	148,727
Buildings		36,477	(23)	(15,860)	20,594

	~~W~~	185,204	(23)	(15,860)	169,321

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated depreciation	Book value
Land	~~W~~	210,509	—	—	210,509
Buildings		32,517	(22)	(14,020)	18,475

	~~W~~	243,026	(22)	(14,020)	228,984

(2)	Changes in investment properties for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	210,509	—	—	(61,782)	148,727
Buildings		18,497	—	(778)	2,898	20,617
(Government grants)		(22)	—	—	(1)	(23)

	~~W~~	228,984	—	(778)	(58,885)	169,321

In millions of won	For the year ended December 31, 2024
	Beginning balance		Disposal	Depreciation	Others	Ending balance
Land	~~W~~	172,594	—	—	37,915	210,509
Buildings		12,955	—	(683)	6,225	18,497
(Government grants)		(22)	—	1	(1)	(22)

	~~W~~	185,527	—	(682)	44,139	228,984

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

19.	Investment Properties, Continued

(3)	Income and expenses related to investment properties for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Rental income	~~W~~	3,603	9,081	3,138	8,707
Operating and maintenance expenses related to rental income		(276)	(794)	(191)	(524)

	~~W~~	3,327	8,287	2,947	8,183

(4) Fair values of investment properties as of September 30, 2025 and December 31, 2024 are as follows:
In millions of won	As of September 30, 2025			As of December 31, 2024
	Book value		Fair value	Book value	Fair value
Land	~~W~~	148,727	252,769	210,509	337,379
Buildings		20,594	21,407	18,475	19,094

	~~W~~	169,321	274,176	228,984	356,473

The Group determined the fair value of investment property on the transition date based on valuations conducted by an independent valuation firm that is independent of the Group. The valuation firm has appropriate qualifications and experience in the valuation of real estate in the Republic of Korea, and the valuation was conducted using a comparison method, which is a method of obtaining economic value based on the marketability of the property. The fair values of the investment properties as of the reporting date were determined in consideration of the fluctuation on the publicly announced individual land price after the KIFRS transition date (January 1, 2010).

(5)	All of the Group’s investment properties are held under freehold interests.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

20.	Construction Contracts

(1)	Changes in the total contract amount in which revenue is not yet recognized for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	6,136,773	28,759,382	(382,298)	34,513,857

(*)

For the nine-month period ended September 30, 2025, the increased balance of contracts from new orders is ~~W~~28,912,550 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~153,168 million.

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase (decrease) (*)	Recognized as revenue	Ending balance
Nuclear power plant construction in overseas and others	~~W~~	5,795,600	1,190,281	(849,108)	6,136,773

(*)

For the year ended December 31, 2024, the increased balance of contracts from new orders is ~~W~~1,299,281 million and the decreased balance of contracts due to changes in scope of construction work and foreign exchange impact is ~~W~~109,000 million.

(2)	Accumulated earned revenue, expense and others related to the Group’s construction contracts in progress as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Accumulated earned revenue		Accumulated expense	Accumulated Profit (loss)	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	24,416,302	25,032,020	(615,718)	91,629

In millions of won	As of December 31, 2024
	Accumulated earned revenue		Accumulated expense	Accumulated profit	Unearned advance receipts
Nuclear power plant construction in overseas and others	~~W~~	24,255,432	24,008,579	246,853	80,069

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

20.	Construction Contracts, Continued

(3)

The gross amounts due from customers recognized as contract assets and due to customers recognized as contract liabilities for contract works as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Contract assets (*1)		Contract liabilities (*2)	Contract assets (*1)	Contract liabilities (*2)
Nuclear power plant construction in overseas and others	~~W~~	1,194,467	284,352	1,159,085	161,778

(*1)	Included in trade and other receivables, net, in the consolidated statements of financial position.

(*2)

Included in non-financial liabilities as advance received in the consolidated statements of financial position. The revenue recognized for the nine-month period ended September 30, 2025 from the amounts included in contract liabilities at the end of the prior year was ~~W~~139,957 million.

(4)

The contracts with customers state that the disclosure of information related to UAE and Egypt Eldaba nuclear power plant construction projects such as rate of progress, unbilled construction, impairment losses, etc. is not allowed without consent from the customers. The customers did not agree to disclose such information. Accordingly, the Group did not disclose such information based on KIFRS 1115 129.2(2) as it is probable that the purchasers may file a lawsuit for breach of contract if the Group does so. Also, the Group reported to the audit committee that those items will not be disclosed in the notes to the condensed consolidated financial statements.

	Contract date	Completion date
Egypt Eldaba nuclear power plant construction projects	August 25, 2022	April 8, 2029

(5)

The Group is in discussion with the contracting parties about the prolongation costs and liquidated damages for the UAE nuclear power plant project. As of September 30, 2025, the Group recognized the amount of estimated outflow of resources embodying economic benefits related to the prolongation costs as provisions.

(6)

The operating segment information related to the contracts for which the Group recognizes revenue based on the percentage-of-completion on a cost-based input method for the nine-month period ended September 30, 2025 is as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Effect from changes in accounting estimates							Contract assets from construction contracts		Trade receivables from construction contracts
	Expected loss on construction contracts		The effect on profit or loss of changes in estimates of contract revenue and contract costs	Amounts recognized in current profit or loss	Amounts to be recognized in future profit or loss	Changes in estimated total contract costs	Revenue recognized from performance obligations satisfied in previous periods	Gross	Allowance for doubtful accounts	Gross	Allowance for doubtful accounts
Transmission and distribution	~~W~~	11,672	(218,391)	(210,722)	(7,669)	244,018	—	275,308	15,427	—	—
Electric power generation (Nuclear)		544,606	(1,476,564)	(627,709)	(848,855)	1,266,968	—	6,662	—	86,034	—
Plant maintenance & engineering Service and others		633	8,848	5,907	2,941	8,277	12,076	81,120	2	24,487	5,543
Others		—	—	—	—	—	—	831,377	—	8,806	48

	~~W~~	556,911	(1,686,107)	(832,524)	(853,583)	1,519,263	12,076	1,194,467	15,429	119,327	5,591

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

21.	Intangible Assets other than Goodwill

(1)	Intangible assets as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,210,710	(849)	(1,042,919)	(19)	166,923
Copyrights, patents rights and other industrial rights		109,658	—	(76,059)	(9,178)	24,421
Mining rights		613,480	—	(21,074)	(578,847)	13,559
Development expenditures		1,021,843	(613)	(957,140)	—	64,090
Intangible assets under development		104,155	(4,179)	—	—	99,976
Usage rights of donated assets and others		592,638	—	(467,515)	(136)	124,987
Leasehold rights		28,185	—	(25,773)	(538)	1,874
Greenhouse gas emissions rights		100,565	—	—	—	100,565
Others		617,474	(159)	(238,129)	(12,162)	367,024

	~~W~~	4,398,708	(5,800)	(2,828,609)	(600,880)	963,419

In millions of won	As of December 31, 2024
	Acquisition cost		Government grants	Accumulated amortization	Accumulated impairment losses	Book value
Software	~~W~~	1,156,641	(844)	(976,633)	(19)	179,145
Copyrights, patents rights and other industrial rights		107,040	—	(71,231)	(9,178)	26,631
Mining rights		670,083	—	(66,938)	(573,723)	29,422
Development expenditures		1,011,550	(939)	(937,877)	—	72,734
Intangible assets under development		96,544	(3,473)	—	(8,903)	84,168
Usage rights of donated assets and others		592,680	—	(459,165)	(136)	133,379
Leasehold rights		28,185	—	(25,216)	(538)	2,431
Greenhouse gas emissions rights		135,534	—	—	—	135,534
Others		620,366	(229)	(224,410)	(12,253)	383,474

	~~W~~	4,418,623	(5,485)	(2,761,470)	(604,750)	1,046,918

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(2)	Changes in intangible assets for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	179,989	11,565	(560)	(65,656)	—	42,434	167,772
(Government grants)		(844)	—	—	231	—	(236)	(849)
Copyrights, patents rights and other industrial rights		26,631	322	(13)	(3,840)	—	1,321	24,421
Mining rights		29,422	625	(706)	(3,892)	—	(11,890)	13,559
Development expenditures		73,673	—	—	(20,014)	—	11,044	64,703
(Government grants)		(939)	—	—	423	—	(97)	(613)
Intangible assets under development		87,641	43,443	—	—	(30)	(26,899)	104,155
(Government grants)		(3,473)	—	—	—	—	(706)	(4,179)
Usage rights of donated assets and others		133,379	—	—	(8,392)	—	—	124,987
Leasehold rights		2,431	—	—	(557)	—	—	1,874
Greenhouse gas emissions rights		135,534	256	—	—	—	(35,225)	100,565
Others		383,703	1,607	(142)	(17,100)	43	(928)	367,183
(Government grants)		(229)	—	—	70	—	—	(159)

	~~W~~	1,046,918	57,818	(1,421)	(118,727)	13	(21,182)	963,419

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisition	Disposal	Amortization	Impairment	Others	Ending balance
Software	~~W~~	197,841	18,249	(4)	(88,985)	—	52,888	179,989
(Government grants)		(413)	—	—	229	—	(660)	(844)
Copyrights, patents rights and other industrial rights		23,491	576	(44)	(4,846)	—	7,454	26,631
Mining rights		32,165	—	(100)	(5,798)	—	3,155	29,422
Development expenditures		55,434	—	—	(25,830)	—	44,069	73,673
(Government grants)		(2,121)	—	—	1,364	—	(182)	(939)
Intangible assets under development		86,013	69,878	—	(14)	—	(68,236)	87,641
(Government grants)		(2,458)	—	—	—	—	(1,015)	(3,473)
Usage rights of donated assets and others		145,251	36	—	(11,903)	—	(5)	133,379
Leasehold rights		3,929	—	—	(960)	(538)	—	2,431
Greenhouse gas emissions rights		107,086	123	—	(416)	—	28,741	135,534
Others		388,088	3,997	(394)	(26,501)	(364)	18,877	383,703
(Government grants)		(322)	—	—	93	—	—	(229)

	~~W~~	1,033,984	92,859	(542)	(163,567)	(902)	85,086	1,046,918

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

21.	Intangible Assets other than Goodwill, Continued

(3)	Significant specific intangible assets as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won and thousands of Australian dollars
As of September 30, 2025
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	3,176	2 years and 2 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	9,392	2 years and 3 months
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	5,294	1 year and 2 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	5,008	4 years and 9 months
Others	Occupancy and use of public waters	KRW	61,330	11 years and 4 months
	Greenhouse gas emissions rights	KRW	100,565	—
	Business rights	KRW	143,216	24 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

In millions of won and thousands of Australian dollars
As of December 31, 2024
Type	Description	Currency	Amount	Remaining useful lives
Software	S/4HANA ERP license	KRW	4,276	2 years and 11 months
Copyrights, patents rights and other industrial rights	Contributions to APR NRC DC	KRW	12,523	3 years
Mining rights	Mining rights of Bylong mine	AUD	—	— (*)
Usage rights of donated assets and others	Sejong Haengbogdosi sharing charge	KRW	8,697	1 year and 11 months
	Right of use electricity and gas supply facility (Community district of Songdo)	KRW	5,799	5 years and 6 months
Others	Occupancy and use of public waters	KRW	65,389	12 years and 1 month
	Greenhouse gas emissions rights	KRW	135,534	—
	Business rights	KRW	143,216	24 years and 11 months

(*)	The carrying amount of mining rights is nil, because KEPCO Australia Pty., Ltd. and KEPCO Bylong Australia Pty., Ltd. had recognized impairment losses in full.

(4)	For the nine-month periods ended September 30, 2025 and 2024, the Group recognized research and development expenses of ~~W~~576,472 million and ~~W~~528,950 million, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

22.	Trade and Other Payables

Trade and other payables as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Trade payables	~~W~~	3,815,496	—	4,494,504	—
Non-trade payables		2,287,028	1,494,800	2,224,036	1,432,421
Accrued expenses		2,019,382	21,747	1,983,697	22,259
Leasehold deposits received		6,098	—	3,211	3,237
Other deposits received		75,969	45,982	97,276	45,012
Lease liabilities		540,905	2,644,567	603,492	3,095,964
Dividends payable		7,784	—	5,063	—
Others (*)		29	10,324	36	10,348

	~~W~~	8,752,691	4,217,420	9,411,315	4,609,241

(*)	Details of others as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advance received from local governments	~~W~~	—	2,689	—	2,689
Others		29	7,635	36	7,659

	~~W~~	29	10,324	36	10,348

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities

(1)	Borrowings and debt securities as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Current liabilities
Short-term borrowings	~~W~~	10,988,350	9,122,792
Current portion of long-term borrowings		8,693,263	8,434,330
Current portion of debt securities		26,115,601	26,908,467
Less: current portion of discount on long-term borrowings		(7,242)	(16,537)
Less: current portion of discount on debt securities		(11,083)	(7,100)

		45,778,889	44,441,952

Non-current liabilities
Long-term borrowings		3,273,146	3,153,867
Debt securities		81,620,783	85,149,391
Less: discount on long-term borrowings		(40,672)	(35,071)
Less: discount on debt securities		(153,767)	(176,739)

		84,699,490	88,091,448

	~~W~~	130,478,379	132,533,400

(2)	Repayment schedules of borrowings and debt securities as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won
As of September 30, 2025
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	19,681,613	26,115,601
1~ 5 years		1,222,627	61,408,660
More than 5 years		2,050,519	20,212,123

	~~W~~	22,954,759	107,736,384

In millions of won
As of December 31, 2024
Type	Borrowings		Debt Securities
Less than 1 year	~~W~~	17,557,122	26,908,467
1~ 5 years		1,488,840	63,087,182
More than 5 years		1,665,027	22,062,209

	~~W~~	20,710,989	112,057,858

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(3)	Short-term borrowings as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies
As of September 30, 2025
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	2.58 ~ 4.60	2025.10.14 ~2026.09.18		—	~~W~~	7,566,135
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.54 ~ 0.80	2025.11.20 ~2026.07.11		—		3,200,000
Local short-term borrowings	Hanyang Securities., LTD. and other	2.69	2025.10.14		—		50,000
Local short-term borrowings	Korea Development Bank	Short-term loan base interest rate + 1.03	2026.02.24		—		20,000
Foreign short-term borrowings	Hana Bank	SOFR(1M) + 0.90	2026.08.11	USD	39,983		56,064
Foreign short-term borrowings	PT Bank KEB Hana Indonesia	9.50	2025.12.10	IDR	9,478,340		797
Local bank overdraft	Nonghyup Bank	3.24	2025.10.10		—		94,000
Local bank overdraft	Woori Bank	Standard overdraft rate + 1.44	2026.02.20		—		1,354

						~~W~~	10,988,350

In millions of won and thousands of USD
As of December 31, 2024
Type	Creditor	Interest rate (%)	Maturity	Foreign currency		Local currency
Local short-term borrowings	Yuanta Securities Co., Ltd. and others	3.27 ~ 4.60	2025.01.07 ~2025.12.31		—	~~W~~	4,953,348
Local short-term borrowings	Nonghyup Bank and others	3M CD + 0.23 ~ 0.65 4.17	2025.01.02 ~2025.11.20		—		3,934,600
Foreign short-term borrowings	Hana Bank	SOFR(1M) + 0.90	2025.08.12	USD	40,000		58,800
Local bank overdraft	Korea Development Bank	3.85	2025.04.28		—		100,000
Local bank overdraft	Woori Bank and others	Standard overdraft rate + 1.37 4.20	2025.02.21 ~2025.03.28		—		76,044

						~~W~~	9,122,792

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won
As of September 30, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	~~W~~	1,179
	Facility	4.60~4.94	2028~2042	—		47,486
	Facility	CB rate+0.90	2029	—		7,952
Hana Bank and others	Commercial Paper	3M CD + 0.31~1.20	2025~2030	—		8,150,000
	Facility	4.60	2028	—		3,907
	Facility	3yr KTB rate-1.25	2025~2028	—		1,993
Export-Import Bank of Korea	Project loans	1.00	2026	—		2,946
	Facility	1.32	2026~2028	—		52,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2025~2028	—		6,665
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		11,426
	Others	3.95	2034	—		63,319
	Others	Standard overdraft rate+1.00	2034	—		63,319
Kookmin Bank	Facility	4.36~5.93	2030~2037	—		163,407
Woori Bank	Facility	3M CD+1.90 4.66~5.20	2034~2042	—		94,721
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.60~5.70	2030~2041	—		39,093
Others	Facility	3.30~6.80	2028~2042	—		781,362
	Facility	CB rate+1.10 1.75~5.70	2028~2041	—		21,667
	Others	4.40~7.90	2038~2039	—		87,426
	Others	2.00~5.43	2031~2034	—		49,821

					~~W~~	9,731,576

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
As of September 30, 2025
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	12,260
Export-Import Bank of Korea and others	Direct Loan and others	TERM SOFR (6M)+CAS+ 3.00	2036	USD 68,738		96,385
	Direct Loan and others	6M Synthetic Libor +2.25~3.70	2027	JOD 40,530		80,157
	Facility	SOFR+0.43~1.83	2029~2031	USD 157,822		221,298
POSCO E&C and others	Shareholder’s loan	8.00	2026	USD 4,762		6,678
NH-Amundi	Syndicated Loan	8.00	2032	JPY 640,932		6,049
SMTB	Syndicated Loan	JPY 6M Tibor+0.55	2036	JPY 6,012,608		56,743
Solar Construction Lending, LLC	Facility	5.00	2025	USD 30,273		42,449
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 36,221		59,565
IFC and others	Facility	SOFR (3M)+1.60~1.99 SOFR (6M)+5.00 5.70~6.18	2026~2032	USD 934,948		1,310,984
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,953		85,468
Shinhan Bank	Facility	1M BBSY+1.40~2.25	2027	AUD 224,809		207,357
Nonghyup Bank and others	Facility	10.40	2039	USD 35,259		49,440

						2,234,833

						11,966,409
Less: discount on long-term borrowings						(47,914)
Less: current portion of long-term borrowings						(8,693,263)
Add: current portion of discount on long-term borrowings						7,242

					~~W~~	3,232,474

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won
As of December 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Local long-term borrowings
Korea Development Bank	Others	0.50	2025~2044	—	~~W~~	1,424
	Facility	2.60~4.94	2025~2042	—		51,960
	Facility	CB rate+0.90	2029	—		9,486
Hana Bank and others	Commercial Paper	3M CD+0.31~1.20	2025~2029	—		7,550,000
	Facility	4.60	2028	—		4,904
	Facility	3yr KTB rate-1.25	2028	—		2,492
Export-Import Bank of Korea	Project loans	1.00	2026	—		4,419
	Facility	1.32	2025~2028	—		64,000
	Operating funds	3M bank debenture rate+0.66	2026	—		50,000
Korea Energy Agency	Development of power resources	3yr KTB rate-2.25 1.75	2025~2028	—		7,494
	Project loans	—	2033	—		1,197
Shinhan Bank and others	Facility	CB rate+0.90~1.10	2028~2029	—		13,995
	Operating funds	6M bank debenture rate+0.93~1.03	2025~2027	—		50,000
	Others	3.95	2034	—		67,733
	Others	Standard overdraft rate+1.00	2034	—		67,733
Kookmin Bank	Facility	3M CD+1.79 5.53~5.63	2030~2037	—		167,945
	Operating funds	1yr bank debenture rate+0.78	2025	—		20,000
Woori Bank	Facility	3M CD+1.90 5.12~5.61	2034~2042	—		100,071
IBK	Facility	4.00~5.80	2042~2044	—		30,690
Nonghyup Bank	Facility	5.53~5.63	2030~2041	—		36,351
Others	Facility	3.30~6.80	2028~2042	—		801,687
	Facility	CB rate+1.10 2.25~5.63	2028~2041	—		24,517
	PF Refinancing	CB rate+1.25	2030	—		5,726
	PF Refinancing	4.10	2030	—		15,905
	Securitized debts (*)	3M CD+1.80	2025	—		54,236
	Others	4.40~7.90	2025~2039	—		113,362
	Others	2.00~6.15	2031~2034	—		49,826

					~~W~~	9,367,153

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(4)	Long-term borrowings as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2024
Type		Interest rate (%)	Maturity	Foreign currency	Local currency
Foreign long-term borrowings
Korea Energy Agency	Project loans	—	2026	USD 8,744	~~W~~	12,853
Export-Import Bank of Korea and others	Direct Loan and others	6M Synthetic Libor+1.80~3.20	2036	USD 72,163		106,080
	Direct Loan and others	6M Synthetic Libor+2.25~3.70	2027	JOD 44,126		91,437
	Facility	SOFR+0.43 1M SOFR+1.83	2029~2031	USD 112,672		165,628
Korea Development Bank and others	EBL	1M SOFR+0.86	2025	USD 149,592		219,900
POSCO E&C and others	Shareholder’s loan	5.60~8.00	2025~2026	USD 10,145		14,914
	Shareholder’s loan	8.00	2031	JOD 4,853		10,056
Samsung Life Insurance and others	Syndicated Loan	3.10~8.00	2025~2032	JPY 3,937,987		36,878
Woori Bank and others	Syndicated Loan	JPY 6M Tibor+1.84	2025	JPY 2,178,069		20,397
Solar Construction Lending, LLC	Facility	5.00	2025	USD 28,303		41,605
Kiwoom Solar Power Professional Investor Private Placement Investment Trust V	Senior borrowing	3.90	2029	EUR 38,139		58,304
IFC and others	Facility	3M SOFR+1.60~1.99 6M SOFR+5.00 6.19~7.22	2026~2032	USD 772,852		1,136,092
Hanwha US Solar Private Fund 1 and others	Facility	6.00	2038	USD 60,743		89,292
DBS Bank and others	Facility	1M BBSY+1.40~2.25	2025	AUD 178,729		163,301
Nonghyup Bank and others	Facility	10.40	2039	USD 36,943		54,307

						2,221,044

						11,588,197
Less: discount on long-term borrowings						(51,608)
Less: current portion of long-term borrowings						(8,434,330)
Add: current portion of discount on long-term borrowings						16,537

					~~W~~	3,118,796

(*)	The main reasons for early repayment of securitized debts as of December 31, 2024 are as follows:

Type	Details
Non-payment of proceeds	Where the consignor fails to pay the principal to the trustee
Guarantees for supplemental funding	Where the consignor fails to fulfill guarantees for supplemental funding
Additional trust obligation	Where the consignor fails to fulfill the additional trust obligation
Event of default	In case the event of default occurs under the ABL loan agreement

The Group is responsible for collateral obligations (fund supplementation) and liability guarantees for entrusted assets.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(5)	Local debt securities as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won
	Issue date	Maturity	Interest rate (%)	As of September 30, 2025		As of December 31, 2024
Electricity Bonds	2012.03.27 ~2025.09.11	2025.10.04 ~2052.04.21	1.43~5.99	~~W~~	61,710,000	63,960,000
Corporate Bonds (*)	2009.10.16 ~2025.09.02	2025.10.24 ~2054.06.28	1.29~10.00		30,117,353	28,727,353
Corporate Bonds	2021.05.26 ~2023.12.28	2041.05.25 ~2043.09.15	1.71~3.78		41,578	41,578

					91,868,931	92,728,931
Less: discount on local debt securities					(54,496)	(51,149)
Less: current portion of local debt securities					(20,971,584)	(22,621,584)
Add: current portion of discount on local debt securities					2,448	2,124

				~~W~~	70,845,299	70,058,322

(*)

Among the corporate bonds, each holder of Hee Mang Sunlight Power Co., Ltd.’s private equity bonds, amounting to ~~W~~1,584 million, may exercise the early redemption rights on the 5th year (March 31, 2021) from the date of issuance of the bonds and every year on March 31 thereafter, until the year before the redemption date.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won and thousands of foreign currencies
September 30, 2025
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	390,795
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		441,296
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		402,319
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		140,220
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		420,660
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		65,780
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		66,969
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		297,248
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		175,802
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 318,787		447,003
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		420,660
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		630,990
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		701,100
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		420,660
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		420,660
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		420,660
FY-22	2022.06.14	2027.06.14	4.00	USD 300,000		420,660
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		981,540
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,121,760
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		423,353
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		186,816
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		490,770
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		701,100
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,402,200
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		420,660
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,682,640
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		701,100
FY-25	2025.02.13	2028.02.13	4.75	USD 400,000		560,879
FY-25	2025.03.05	2028.03.05	4.10	HKD 1,166,000		210,054
FY-25	2025.07.30	2030.07.30	SOFR+0.79	USD 500,000		701,099

						15,867,453
Less: discount on foreign debt securities						(110,354)
Less: current portion of foreign debt securities						(5,144,017)
Add: current portion of discount on foreign debt securities						8,635

					~~W~~	10,621,717

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

23.	Borrowings and Debt Securities, Continued

(6)	Foreign debt securities as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won and thousands of foreign currencies
As of December 31, 2024
Type	Issue date	Maturity	Interest rate (%)	Foreign currency	Local currency
FY-96	1996.04.01~1996.12.06	2026.12.01~2096.04.01	6.00~7.95	USD 278,701	~~W~~	409,690
FY-97	1997.01.31~1997.08.04	2027.02.01~2027.08.01	6.75~7.00	USD 314,717		462,634
FY-04	2004.04.23	2034.04.23	5.13	USD 286,920		421,772
FY-14	2014.07.30	2029.07.30	3.57	USD 100,000		147,000
FY-15	2015.06.15	2025.06.15	3.25	USD 300,000		441,000
FY-17	2017.07.25	2027.07.25	3.13	USD 300,000		441,000
FY-17	2017.10.30	2037.10.30	1.70	EUR 40,000		61,149
FY-17	2017.11.16	2037.11.16	2.36	SEK 450,000		59,954
FY-18	2018.03.13	2028.03.13	3.35	HKD 1,650,000		312,345
FY-19	2019.07.19	2027.07.19	0.05	CHF 100,000		162,638
FY-19	2019.12.19	2037.12.31	3.30~5.70	USD 326,929		480,586
FY-20	2020.02.03	2025.02.03	2.13	USD 300,000		441,000
FY-20	2020.05.06	2025.05.06	1.75	USD 500,000		735,000
FY-20	2020.06.15	2025.06.15	1.13	USD 500,000		735,000
FY-20	2020.08.03	2026.02.03	1.00	USD 300,000		441,000
FY-21	2021.01.27	2026.01.27	0.75	USD 450,000		661,500
FY-21	2021.04.27	2026.04.27	1.25	USD 500,000		735,000
FY-21	2021.08.09	2026.08.09	1.25	USD 300,000		441,000
FY-21	2021.09.24	2026.09.24	1.13	USD 300,000		441,000
FY-22	2022.04.21	2027.04.21	3.63	USD 300,000		441,000
FY-22	2022.05.06	2025.05.06	3.60	USD 500,000		735,000
FY-22	2022.06.14	2025.06.14~2027.06.14	3.63~4.00	USD 800,000		1,176,000
FY-22	2022.06.28	2025.06.28	4.13	USD 300,000		441,000
FY-22	2022.07.27	2027.07.27	4.25	USD 700,000		1,029,000
FY-22	2022.10.06	2026.04.06~2028.04.06	5.38~5.50	USD 800,000		1,176,000
FY-22	2022.10.06~2022.11.01	2032.10.06	5.16	HKD 2,350,000		444,855
FY-23	2023.06.07	2030.06.07	4.51	HKD 1,037,000		196,304
FY-23	2023.07.12	2028.07.12	4.88	USD 350,000		514,500
FY-23	2023.07.18	2028.07.18	5.00	USD 500,000		735,000
FY-23	2023.07.31	2026.07.31	5.38	USD 1,000,000		1,470,000
FY-23	2023.09.21	2026.09.21	5.38	USD 300,000		441,000
FY-24	2024.01.31	2027.01.31	4.88	USD 1,200,000		1,764,000
FY-24	2024.07.29	2029.07.29	4.63	USD 500,000		735,000

						19,328,927
Less: discount on foreign debt securities						(132,690)
Less: current portion of foreign debt securities						(4,286,883)
Add: current portion of discount on foreign debt securities						4,976

					~~W~~	14,914,330

(7)	Changes in borrowings and debt securities for the nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025				For the nine-month period ended September 30, 2024
	Borrowings		Debt Securities	Total	Borrowings	Debt Securities	Total
Beginning balance	~~W~~	20,659,381	111,874,019	132,533,400	19,839,652	113,792,178	133,631,830
Cash flow		2,442,256	(3,291,194)	(848,938)	243,842	(2,107,030)	(1,863,188)
Effect of exchange rate fluctuations		(198,487)	(1,030,280)	(1,228,767)	66,719	342,542	409,261
Others		3,695	18,989	22,684	(35,579)	2,478	(33,101)

	~~W~~	22,906,845	107,571,534	130,478,379	20,114,634	112,030,168	132,144,802

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

24.	Lease

1)	Group as a lessee

(1)	Lease contracts

The Group applies the short-term leases recognition exemption to its lease contracts that have a lease term of 12 months or less from the commencement date, and recognized ~~W~~103,044 million and ~~W~~118,604 million respectively, as expense for the nine-month periods ended September 30, 2025 and 2024. The Group also applies the leases of low-value assets recognition exemption to lease contracts with underlying assets considered to be low value (i.e., approximately less than ~~W~~5 million), and recognized ~~W~~2,566 million and ~~W~~2,162 million respectively, as expense for the nine-month periods ended September 30, 2025 and 2024. The Group has lease contracts for various items such as consecutive voyage charter contracts, power purchase agreements (PPA), real estate lease contracts including buildings, switchyard, and land for electric substation, vehicles, and other equipment.

(2)	Right-of-use assets as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,021,475	(385,584)	635,891
Buildings		223,463	(126,084)	97,379
Structures		53,893	(14,360)	39,533
Machinery		55,408	(32,506)	22,902
Ships		3,798,606	(2,103,903)	1,694,703
Vehicles		71,466	(44,953)	26,513
Others (*)		331,663	(116,638)	215,025

	~~W~~	5,555,974	(2,824,028)	2,731,946

(*)	During the nine-month period ended September 30, 2025, the power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd., an LNG combined-cycle power project operator, was terminated.

In millions of won	As of December 31, 2024
	Acquisition Cost		Accumulated depreciation	Book value
Land	~~W~~	1,017,114	(339,512)	677,602
Buildings		214,258	(108,417)	105,841
Structures		52,983	(12,124)	40,859
Machinery		54,654	(27,594)	27,060
Ships		3,946,265	(2,015,172)	1,931,093
Vehicles		59,402	(38,482)	20,920
Others (*)		686,400	(443,379)	243,021

	~~W~~	6,031,076	(2,984,680)	3,046,396

(*)	Including a power purchase agreement (“PPA”) with CGN Yulchon Generation Co., Ltd.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, Continued

(3)	Changes in right-of-use assets for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Increase	Decrease	Depreciation	Others	Ending balance
Land	~~W~~	677,602	4,743	(1,511)	(44,532)	(411)	635,891
Buildings		105,841	17,834	(1,234)	(31,080)	6,018	97,379
Structures		40,859	1,889	(96)	(3,944)	825	39,533
Machinery		27,060	191	(19)	(4,919)	589	22,902
Ships		1,931,093	9,688	—	(250,801)	4,723	1,694,703
Vehicles		20,920	17,005	(219)	(11,227)	34	26,513
Others		243,021	7,227	—	(22,054)	(13,169)	215,025

	~~W~~	3,046,396	58,577	(3,079)	(368,557)	(1,391)	2,731,946

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase	Decrease	Depreciation	Others	Ending balance
Land	~~W~~	655,860	12,369	(117)	(65,245)	74,735	677,602
Buildings		90,573	61,397	(399)	(48,371)	2,641	105,841
Structures		37,356	4,115	—	(4,595)	3,983	40,859
Machinery		5,943	26,200	—	(7,083)	2,000	27,060
Ships		2,313,305	—	(1,656)	(363,032)	(17,524)	1,931,093
Vehicles		25,491	11,042	(77)	(14,167)	(1,369)	20,920
Others		235,215	17,372	(3)	(36,502)	26,939	243,021

	~~W~~	3,363,743	132,495	(2,252)	(538,995)	91,405	3,046,396

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, Continued

(4)	Lease liabilities as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Less than 1 year	~~W~~	560,073	632,878
1 ~ 5 years		1,599,643	1,817,340
More than 5 years		1,380,056	1,670,416

		3,539,772	4,120,634
Less: present value discounts and others		(354,300)	(421,178)

Present value of lease payment	~~W~~	3,185,472	3,699,456

(5)	Details of the liquidity classification of lease liabilities as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Current lease liabilities	~~W~~	540,905	603,492
Non-current lease liabilities		2,644,567	3,095,964

	~~W~~	3,185,472	3,699,456

(6)	Changes in lease liabilities for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,699,456	50,415	(521,536)	58,369	(101,232)	3,185,472

(*)	Others include the translation effect of foreign currency lease liabilities and others.

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase	Decrease	Interest expenses	Others (*)	Ending balance
Lease liabilities	~~W~~	3,807,880	119,161	(695,466)	82,638	385,243	3,699,456

(*)	Others include the translation effect of foreign currency lease liabilities and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

24.	Lease, Continued

1)	Group as a lessee, Continued

(7)	Details of expense relating to lease contracts as lessee for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025			September 30, 2025
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Depreciation of right-of-use assets	~~W~~	115,097	368,557	128,674	396,125
Interest expenses of lease liabilities		18,354	58,369	20,313	62,562
Lease expenses for short-term leases		49,128	103,044	24,545	118,604
Lease expenses for leases of low-value assets		739	2,566	703	2,162
Variable lease payments		7,272	4,528	(6,476)	(4,106)

	~~W~~	190,590	537,064	167,759	575,347

(8)	The total cash outflow related to the lease contracts amounts to ~~W~~631,674 million and ~~W~~652,647 million, for the nine-month periods ended September 30, 2025 and 2024, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

24.	Lease, Continued

2)	Group as a lessor

(1)	Finance lease contracts

The Group entered into power purchase agreements (“PPA”) with Jordan Electric Power Company to provide a 373MW level Qatrana gas combined power plant over a 25-year lease term, and an 89.1MW level Fujeij wind power plant over a 20-year lease term. In addition, the Group provides 13 energy storage system installation projects and 288 energy efficiency contracts as finance leases with a lease term of 2 to 11 years. Also, the Group entered into a PPA with the Comision Federal de Electricidad in Mexico to provide for 25 years (from December 2013 to November 2038) all electricity generated from the power plant after completion of its construction and collect rates consisting of fixed costs (to recover the capital) and variable costs during the contracted period.

(2)	Profits and losses related to finance leases for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Finance income on the net investment in the lease	~~W~~	28,299	88,678	18,775	78,202

(3)

The maturity analysis of the lease payments receivable and reconciliation of the undiscounted lease payments to the net investment in the lease as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Less than 1 year	~~W~~	208,744	213,300
1 ~ 2 years		199,511	217,747
2 ~ 3 years		190,204	204,867
3 ~ 4 years		181,251	193,379
4 ~ 5 years		171,967	184,436
More than 5 years		1,246,123	1,420,807

		2,197,800	2,434,536
Less: unearned finance income		(939,586)	(1,078,138)

Net investment in the lease (*)	~~W~~	1,258,214	1,356,398

(*)	Including the present value of unguaranteed residual value amounting to ~~W~~32,526 million and ~~W~~31,857 million, as of September 30, 2025 and December 31, 2024, respectively.

The implicit interest rate for a lease term is determined on the lease contract date. The implicit interest rate of the finance lease contracts is from 0.00% up to 17.56% per year as of September 30, 2025 (0.00%~17.15% as of December 31, 2024).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

24.	Lease, Continued

2)	Group as a lessor, Continued

(4)	Changes in the allowance for doubtful accounts of finance lease receivables for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	5,255	5,256
Bad debt expense		2,130	—
Write-off		(230)	—
Reversal		—	(1)

Ending balance	~~W~~	7,155	5,255

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

25.	Employment Benefits

(1)	Employment benefit obligations as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Net defined benefit asset	~~W~~	13,885	40,425
Net defined benefit obligations		1,734,480	1,449,837
Other long-term employee benefit obligations		1,467	1,710

(2)	Principal assumptions used for actuarial valuation as of September 30, 2025 and December 31, 2024 are as follows:

	As of September 30, 2025	As of December 31, 2024
Discount rate	3.26% ~ 4.94%	3.38% ~ 5.06%
Future salary and benefit levels	4.83%	4.83%
Weighted average duration	9.61 years	9.89 years

(3)	Details of expense relating to defined benefit plans for the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Current service cost	~~W~~	115,766	344,458	105,788	312,835
Interest cost		42,700	126,112	45,464	132,936
Expected return on plan assets		(29,875)	(89,757)	(33,620)	(101,564)

	~~W~~	128,591	380,813	117,632	344,207

Expenses described above are recognized in those items below in the condensed consolidated financial statements.

In millions of won	September 30, 2025			September 30, 2024
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Cost of sales	~~W~~	93,010	272,564	84,467	247,016
Selling and administrative expenses		23,087	71,462	21,928	64,008
Others including construction-in-progress		12,494	36,787	11,237	33,183

	~~W~~	128,591	380,813	117,632	344,207

In addition, for the nine-month periods ended September 30, 2025 and 2024, benefit expenses which the Group paid for the defined contribution plan in accordance with ratio defined in the Group’s retirement benefit plan are classified as follows: ~~W~~71,712 million and ~~W~~63,789 million as cost of sales; ~~W~~13,548 million and ~~W~~10,397 million as selling and administrative expenses; and ~~W~~13,214 million and ~~W~~10,925 million as construction-in-progress and others.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

25.	Employment Benefits, Continued

(4)	Details of defined benefit obligations as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Present value of defined benefit obligation from funded plans	~~W~~	5,181,930	4,960,645
Fair value of plan assets		(3,461,335)	(3,551,233)

Net liabilities incurred from defined benefit plans	~~W~~	1,720,595	1,409,412

(5)	Changes in the present value of defined benefit obligations for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	4,960,645	4,312,702
Current service cost		344,458	430,308
Interest cost		126,112	184,169
Remeasurement component		172,617	425,671
Actual payments		(421,770)	(392,336)
Others		(132)	131

Ending balance	~~W~~	5,181,930	4,960,645

(6)	Changes in the fair value of plan assets for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	3,551,233	3,349,480
Expected return		89,757	141,108
Remeasurement component		(3,752)	(10,030)
Contributions by the employers		21,536	254,763
Actual payments		(197,439)	(184,088)

Ending balance	~~W~~	3,461,335	3,551,233

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

25.	Employment Benefits, Continued

(7)	Details of the fair value of plan assets as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Equity instruments	~~W~~	850	2,308
Debt instruments		402,304	413,522
Bank deposits		433,143	452,158
Others (*)		2,625,038	2,683,245

	~~W~~	3,461,335	3,551,233

(*)	Others consist of various financial instruments managed by external asset management companies.

For the nine-month period ended September 30, 2025 and for the year ended December 31, 2024, actual returns on plan assets amounted to ~~W~~86,005 million and ~~W~~131,078 million, respectively.

(8)	Remeasurement components recognized in other comprehensive income (loss) for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Actuarial loss from changes in financial assumptions	~~W~~	24,644	320,582
Actuarial loss from experience adjustments, etc.		147,973	105,089
Expected loss		3,752	10,030

	~~W~~	176,369	435,701

Remeasurement component recognized as other comprehensive income or loss is included in retained earnings.

In addition, loss on accumulated remeasurement component amounting to ~~W~~68,254 million and ~~W~~95,694 million have been recognized as other comprehensive income or loss as of September 30, 2025 and December 31, 2024, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

26.	Provisions

(1)	Provisions as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Employment benefits
Provisions for employment benefits	~~W~~	986,498	—	1,093,625	—
Litigation
Litigation provisions		5,878	479,553	9,350	479,071
Decommissioning cost
Nuclear plants		79,501	23,604,527	79,501	23,192,872
Spent fuel		868,225	2,061,488	799,384	2,124,361
Radioactive waste		113,701	1,711,948	84,485	1,677,306
PCBs		—	28,853	—	39,389
Other recovery provisions		—	51,138	—	50,407
Others
Power plant regional support program		150,704	—	130,256	—
Transmission regional support program		175,898	—	302,631	—
Provisions for financial guarantee		20,835	24,367	26,440	4,484
Provisions for RPS		5,220	—	—	—
Provisions for greenhouse gas emissions obligations		3,657	—	156,463	—
Provision for onerous contracts		556,012	899	434	1,333
Others		76,012	302,039	111,402	267,811

	~~W~~	3,042,141	28,264,812	2,793,971	27,837,034

(2)	Changes in provisions for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	1,093,625	880,186	(987,230)	(83)	—	986,498
Litigation
Litigation provisions		488,421	26,650	(23,432)	(6,208)	—	485,431
Decommissioning cost
Nuclear plants		23,272,373	453,850	(42,195)	—	—	23,684,028
Spent fuel		2,923,745	556,938	(326,629)	(224,341)	—	2,929,713
Radioactive waste		1,761,791	80,880	(17,022)	—	—	1,825,649
PCBs		39,389	858	(11,394)	—	—	28,853
Other recovery provisions		50,407	12,530	—	—	(11,799)	51,138
Others
Power plant regional support program		130,256	59,909	(39,461)	—	—	150,704
Transmission regional support program		302,631	6,799	(133,532)	—	—	175,898
Provisions for financial guarantee		30,924	34,433	(17,103)	(2,803)	(249)	45,202
Provisions for RPS		—	796,792	(784,869)	(6,703)	—	5,220
Provisions for greenhouse gas emissions obligations		156,463	6,924	(153,441)	(2,107)	(4,182)	3,657
Provision for onerous contracts		1,767	556,278	—	(1,134)	—	556,911
Others		379,213	127,370	(128,285)	—	(247)	378,051

	~~W~~	30,631,005	3,600,397	(2,664,593)	(243,379)	(16,477)	31,306,953

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

26.	Provisions, Continued

(2)	Changes in provisions for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows, continued:

In millions of won	For the year ended December 31, 2024
	Beginning balance		Increase in provision	Payment	Reversal	Others	Ending balance
Employment benefits
Provisions for employment benefits	~~W~~	999,691	1,226,957	(1,127,746)	(5,379)	102	1,093,625
Litigation
Litigation provisions		177,018	373,328	(26,040)	(35,885)	—	488,421
Decommissioning cost
Nuclear plants		21,646,887	1,692,508	(66,971)	—	(51)	23,272,373
Spent fuel		2,925,734	842,753	(463,388)	(381,354)	—	2,923,745
Radioactive waste		1,908,085	113,342	(56,907)	(202,729)	—	1,761,791
PCBs		57,944	7,049	(25,604)	—	—	39,389
Other recovery provisions		36,082	4,479	(879)	—	10,725	50,407
Others
Power plant regional support program		130,034	55,761	(55,539)	—	—	130,256
Transmission regional support program		256,006	202,882	(156,257)	—	—	302,631
Provisions for financial guarantee		49,992	11,347	(25,723)	(5,086)	394	30,924
Provisions for RPS		36,074	891,143	(862,039)	(65,178)	—	—
Provisions for greenhouse gas emissions obligations		18,672	164,438	(17,659)	(5,611)	(3,377)	156,463
Provision for onerous contracts		2,733	348	—	(1,314)	—	1,767
Others		290,217	294,606	(126,693)	(1,127)	(77,790)	379,213

	~~W~~	28,535,169	5,880,941	(3,011,445)	(703,663)	(69,997)	30,631,005

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

27.	Government Grants

(1)	Government grants as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Land	~~W~~	27,392	27,403
Buildings		39,052	41,718
Structures		142,219	149,737
Machinery		95,622	105,546
Vehicles		2,447	2,745
Equipment		2,328	3,915
Tools		1,092	1,306
Construction-in-progress		233,591	223,566
Investment properties		23	22
Software		849	844
Development expenditures		613	939
Intangible assets under development		4,179	3,473
Other intangible assets		159	229

	~~W~~	549,566	561,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

27.	Government Grants, Continued

(2)	Changes in government grants for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash	~~W~~	—	14,135	—	—	—	161	(14,296)	—
Land		27,403	—	—	—	(11)	—	—	27,392
Buildings		41,718	—	—	(2,965)	—	—	299	39,052
Structures		149,737	—	—	(7,087)	(490)	—	59	142,219
Machinery		105,546	—	—	(11,552)	(313)	—	1,941	95,622
Vehicles		2,745	—	—	(980)	(6)	—	688	2,447
Equipment		3,915	—	—	(1,587)	—	—	—	2,328
Tools		1,306	—	—	(327)	—	—	113	1,092
Construction-in-progress		223,566	—	(2,926)	—	—	—	12,951	233,591
Investment properties		22	—	—	—	—	—	1	23
Software		844	—	—	(231)	—	—	236	849
Development expenditures		939	—	—	(423)	—	—	97	613
Intangible assets under development		3,473	—	—	—	—	—	706	4,179
Other intangible assets		229	—	—	(70)	—	—	—	159

	~~W~~	561,443	14,135	(2,926)	(25,222)	(820)	161	2,795	549,566

In millions of won	For the year ended December 31, 2024
	Beginning balance		Receipt	Acquisition	Offset the items of depreciation expense and others	Disposal	Revenue	Others	Ending balance
Cash		—	59,503	—	—	—	4,789	(64,292)	—
Land	~~W~~	27,404	—	—	—	(1)	—	—	27,403
Buildings		46,227	—	—	(4,508)	—	—	(1)	41,718
Structures		157,881	—	—	(9,458)	(1,330)	—	2,644	149,737
Machinery		119,824	—	—	(16,076)	(522)	—	2,320	105,546
Vehicles		2,837	—	—	(1,233)	(8)	—	1,149	2,745
Equipment		5,932	—	—	(2,118)	—	—	101	3,915
Tools		62	—	—	(341)	—	—	1,585	1,306
Construction-in-progress		173,474	—	(6,806)	—	(75)	—	56,973	223,566
Investment properties		22	—	—	(1)	—	—	1	22
Software		413	—	—	(229)	—	—	660	844
Development expenditures		2,121	—	—	(1,364)	—	—	182	939
Intangible assets under development		2,458	—	—	—	—	—	1,015	3,473
Other intangible assets		322	—	—	(93)	—	—	—	229

	~~W~~	538,977	59,503	(6,806)	(35,421)	(1,936)	4,789	2,337	561,443

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

28.	Deferred Revenue

Changes in deferred revenues for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows which are included in current and non-current non-financial liabilities in the consolidated statements of financial position:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	13,652,565	11,548,855
Increase		1,203,481	2,924,341
Recognized as revenue		(649,466)	(820,631)

Ending balance	~~W~~	14,206,580	13,652,565

29.	Non-financial Liabilities

Non-financial liabilities as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Current		Non-current	Current	Non-current
Advance received	~~W~~	3,208,162	531,625	3,531,207	354,218
Unearned revenue		43,089	12,479	37,062	14,910
Deferred revenue		810,805	13,395,775	776,988	12,875,577
Withholdings		546,119	1,549	271,425	2,296
Others		2,226,131	9,787	1,710,459	34,519

	~~W~~	6,834,306	13,951,215	6,327,141	13,281,520

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

30.	Contributed Capital

(1)	Details of share capital as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won except share information
	As of September 30, 2025
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

In millions of won except share information
	As of December 31, 2024
	Shares authorized (in shares)	Shares issued (in shares)	Par value per share (in won)		Owned by government (*)	Owned by others	Total
Common shares	1,200,000,000	641,964,077	~~W~~	5,000	1,640,385	1,569,435	3,209,820

(*)	Korea Development Bank’s interest of ~~W~~1,056,176 million is included.

(2)	Details in the number of floating capital stock for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

Number of shares	For the nine-month period ended September 30, 2025	For the year ended December 31, 2024
Beginning balance	641,964,077	641,964,077

Ending balance	641,964,077	641,964,077

(3)	Details of share premium as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Share premium	~~W~~	843,758	843,758

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

31.	Retained Earnings and Dividends Paid

(1)	Details of retained earnings as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Legal reserve (*)	~~W~~	1,604,910	1,604,910
Voluntary reserves		567,469	—
Retained earnings before appropriations		24,934,926	18,523,337

Retained earnings	~~W~~	27,107,305	20,128,247

(*)

The KEPCO Act (Article 14) requires KEPCO to appropriate a legal reserve equal to at least 20 percent of net income for each accounting period until the reserve equals 50 percent of KEPCO’s common stock. The legal reserve is not available for cash dividends; however, this reserve may be credited to paid-in capital or offset against accumulated deficit by the resolution of the shareholders.

(2)	Details of voluntary reserves as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Reserve for business expansion	~~W~~	567,469	—

	~~W~~	567,469	—

(3)	Changes in retained earnings for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	20,128,247	16,338,262
Profit for the year attributed to owners of the controlling company		7,220,576	3,491,698
Changes in equity method retained earnings		1,313	(6,346)
Remeasurements of defined benefit liability, net of tax		(106,094)	(281,761)
Transfer of revaluation reserve		—	586,394
Dividend paid		(136,737)	—

Ending balance	~~W~~	27,107,305	20,128,247

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

31.	Retained Earnings and Dividends Paid, Continued

(4)	Dividends paid for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	213	136,737

In millions of won	For the year ended December 31, 2024
	Number of shares issued (in shares)	Number of treasury stocks (in shares)	Number of shares eligible for dividends (in shares)	Dividends paid per share (in won)		Dividends paid
Common shares	641,964,077	—	641,964,077	~~W~~	—	—

(5)	Changes in retained earnings of investments in associates and joint ventures for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	(17,420)	(11,074)
Changes		1,313	(6,346)

Ending balance	~~W~~	(16,107)	(17,420)

(6)	Changes in remeasurement components related to defined benefit liability for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025		For the year ended December 31, 2024
Beginning balance	~~W~~	(95,694)	29,229
Changes		(170,436)	(421,327)
Income tax effect		64,342	139,566
Transfer to reserve for business expansion		133,534	156,838

Ending balance	~~W~~	(68,254)	(95,694)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

32.	Hybrid Bonds

Hybrid bonds classified as equity (non-controlling interests) as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won
Issuer	Hybrid bond	Issued date	Maturity	Yield (%)	As of September 30, 2025		As of December 31, 2024
Korea South-East Power Co., Ltd. (*1, 2)	2nd hybrid bond	2012.12.07	2042.12.06	5.10	~~W~~	—	230,000
Expense of issuance						—	(627)

					~~W~~	—	229,373

(*1)

Bondholders may not require prepayment in any case, and the Group has a call option to repay all of these bonds on or after 12 years from the date of issuance of the bonds, or on each interest payment date henceforth. In addition, there is a step-up clause from the date of the initial call option exercise. Although these instruments have contractual maturity dates, the contractual agreements allow the Group to indefinitely extend the maturity dates and defer the payment of interest without modification to the other terms of the instruments. When the Group decides not to pay dividends on common shares, they are not required to pay interest on the hybrid bonds. From December 7, 2024, the date when the call option becomes exercisable for the first time, the interest rate has increased from 4.44% to 5.10% due to the application of the step-up provision.

(*2)	2nd hybrid bond was redeemed during the nine-month period ended September 30, 2025.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

33.	Other Components of Equity

(1)	Other components of equity as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Other capital surplus	~~W~~	1,605,627	1,600,812
Accumulated other comprehensive income		1,078,428	1,424,014
Other equity		12,708,585	12,708,585

	~~W~~	15,392,640	15,733,411

(2)	Changes in other capital surplus for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025				For the year ended December 31, 2024
	Gains on disposal of treasury stocks		Others	Total	Gains on disposal of treasury stocks	Others	Total
Beginning balance	~~W~~	387,524	1,213,288	1,600,812	387,524	1,213,277	1,600,801
Additional paid-in capital of subsidiaries		—	(246)	(246)	—	(7)	(7)
Equity transaction within the consolidated entity		—	5,061	5,061	—	18	18

Ending balance	~~W~~	387,524	1,218,103	1,605,627	387,524	1,213,288	1,600,812

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

33.	Other Components of Equity, Continued

(3)	Changes in accumulated other comprehensive income (loss) for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		112,544	—	—	—	112,544
Shares of other comprehensive loss of associates and joint ventures, net of tax		—	(404,787)	—	—	(404,787)
Foreign currency translation of foreign operations, net of tax		—	—	(68,686)	—	(68,686)
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	15,343	15,343

Ending balance	~~W~~	193,301	1,193,171	(300,632)	(7,412)	1,078,428

In millions of won	For the year ended December 31, 2024
	Financial assets at fair value through other comprehensive income valuation reserve		Shares of other comprehensive income of investments in associates and joint ventures	Reserve for overseas operations translation credit	Reserve for gain (loss) on valuation of derivatives	Total
Beginning balance	~~W~~	(20,002)	943,733	(331,570)	(34,731)	557,430
Changes in the unrealized fair value of financial assets at FVOCI, net of tax		100,759	—	—	—	100,759
Shares of other comprehensive income of associates and joint ventures, net of tax		—	654,225	—	—	654,225
Foreign currency translation of foreign operations, net of tax		—	—	99,624	—	99,624
Net change in the unrealized fair value of derivatives using cash flow hedge accounting, net of tax		—	—	—	11,976	11,976

Ending balance	~~W~~	80,757	1,597,958	(231,946)	(22,755)	1,424,014

(4)	Other equity as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Statutory revaluation reserve	~~W~~	12,708,704	12,708,704
Changes in other equity		(119)	(119)

	~~W~~	12,708,585	12,708,585

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

34.	Sales

Details of sales for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

[Type of goods and services]
Sales of goods	~~W~~	26,900,260	71,894,938	133,282	341,049	27,033,542	72,235,987
Electricity		26,474,032	70,631,565	—	—	26,474,032	70,631,565
Heat supply		16,295	257,478	—	—	16,295	257,478
Others		409,933	1,005,895	133,282	341,049	543,215	1,346,944
Sales related to rendering of services		129,093	328,611	46,088	150,144	175,181	478,755
Sales related to construction services		45,302	135,889	99,528	246,409	144,830	382,298
Revenue related to transfer of assets from customers		218,831	649,466	—	—	218,831	649,466

	~~W~~	27,293,486	73,008,904	278,898	737,602	27,572,384	73,746,506

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	26,900,260	71,894,938	133,282	341,049	27,033,542	72,235,987
Performance obligations satisfied over time		393,226	1,113,966	145,616	396,553	538,842	1,510,519

	~~W~~	27,293,486	73,008,904	278,898	737,602	27,572,384	73,746,506

In millions of won	September 30, 2024
	Domestic			Overseas		Total
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended

[Type of goods and services]
Sales of goods	~~W~~	25,511,814	68,179,045	117,524	270,933	25,629,338	68,449,978
Electricity		25,022,271	66,727,885	—	—	25,022,271	66,727,885
Heat supply		18,383	253,676	—	—	18,383	253,676
Others		471,160	1,197,484	117,524	270,933	588,684	1,468,417
Sales related to rendering of services		98,019	315,816	43,887	163,379	141,906	479,195
Sales related to construction services		38,890	99,236	97,516	264,079	136,406	363,315
Revenue related to transfer of assets from customers		195,707	577,319	—	—	195,707	577,319

	~~W~~	25,844,430	69,171,416	258,927	698,391	26,103,357	69,869,807

[Timing of revenue recognition]
Performance obligations satisfied at a point in time	~~W~~	25,511,814	68,179,045	117,524	270,933	25,629,338	68,449,978
Performance obligations satisfied over time		332,616	992,371	141,403	427,458	474,019	1,419,829

	~~W~~	25,844,430	69,171,416	258,927	698,391	26,103,357	69,869,807

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

35.	Selling and Administrative Expenses

Selling and administrative expenses for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Salaries	~~W~~	276,015	855,678	276,248	829,647
Retirement benefit expense		29,497	85,010	24,956	74,405
Welfare and benefit expense		48,291	122,034	43,144	107,687
Insurance expense		7,618	23,833	6,818	21,096
Depreciation		60,805	177,069	57,599	172,727
Amortization of intangible assets		17,697	63,087	22,301	66,426
Bad debt expense		22,163	53,707	13,098	36,899
Commission		125,854	330,880	144,992	351,695
Advertising expense		9,978	26,754	7,654	26,104
Training expense		2,767	7,082	2,183	6,288
Vehicle maintenance expense		2,741	7,059	2,540	6,725
Publishing expense		263	1,779	377	1,642
Business promotion expense		734	2,121	610	1,911
Rent expense		20,024	46,189	15,516	37,323
Telecommunication expense		2,269	7,416	2,189	7,052
Transportation expense		296	838	284	773
Taxes and dues		5,174	89,621	3,322	89,902
Expendable supplies expense		1,889	6,117	1,472	4,680
Water, light and heating expense		4,331	12,272	4,721	12,243
Repairs and maintenance expense		39,562	106,394	32,802	101,455
Ordinary development expense		63,398	154,361	54,896	139,112
Travel expense		5,047	15,775	4,312	13,575
Clothing expense		1,585	4,457	2,347	3,739
Survey and analysis expense		168	565	229	637
Membership fee		197	1,620	259	1,494
Others		39,003	93,805	31,302	93,829

	~~W~~	787,366	2,295,523	756,171	2,209,066

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

36.	Other Income and Expenses

(1)	Other income for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Reversal of other provisions	~~W~~	2,544	6,627	1,332	23,746
Reversal of other bad debt allowance		—	4,101	—	—
Gains on government grants		59	161	—	—
Gains on assets contributed		1,304	2,817	24,585	28,724
Gains on liabilities exempted		49	756	127	288
Compensation and reparations revenue		44,490	90,385	12,574	67,382
Revenue from foundation fund		51	214	1	2
Rental income		52,297	157,486	45,583	153,119
Others		22,104	44,889	14,460	48,430

	~~W~~	122,898	307,436	98,662	321,691

(2)	Other expenses for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Compensation and indemnification expense	~~W~~	(1,000)	310	3	138
Accretion expenses of other provisions		6,775	5,888	4,457	4,809
Depreciation expenses on investment properties		270	778	172	495
Depreciation expenses on idle assets		903	2,710	911	2,747
Other bad debt expense		5,142	5,144	3,796	11,799
Donations		32,432	109,177	16,069	154,388
Others		25,002	38,973	27,759	38,596

	~~W~~	69,524	162,980	53,167	212,972

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

37.	Other Gains (Losses)

Composition of other gains (losses) for each of the three and nine-month periods ended September 30, 2025 and 2024 is as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Other gains
Gains on disposal of property, plant and equipment	~~W~~	272,124	280,199	18,597	83,068
Gains on disposal of intangible assets		2	18	8	22
Reversal of impairment loss on intangible assets		2	42	—	—
Gains on foreign currency translation		782	9,840	9,366	27,449
Gains on foreign currency transactions		8,188	83,926	28,261	59,099
Gains on insurance proceeds		178	1,193	2,604	3,411
Others		46,626	328,142	72,476	198,334

Other losses
Losses on disposal of property, plant and equipment		(37,425)	(87,565)	(12,048)	(58,633)
Losses on disposal of intangible assets		—	(13)	—	(110)
Impairment loss on intangible assets		—	(30)	—	—
Losses on foreign currency translation		—	(42,275)	—	(5,217)
Losses on foreign currency transactions		(27,875)	(65,269)	(7,937)	(81,008)
Others		(22,210)	(148,632)	(29,054)	(100,246)

	~~W~~	240,392	359,576	82,273	126,169

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

38.	Finance Income

Finance income for each of the three and nine-month periods ended September 30, 2025 and 2024 is as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Interest income	~~W~~	116,964	332,010	100,375	323,744
Dividend income		1,374	24,695	1,369	12,243
Gains on disposal of financial assets		9,636	29,132	8,679	29,383
Gains on valuation of financial assets at fair value through profit or loss		20,153	54,942	19,003	68,950
Gains on valuation of derivatives		555,044	77,861	—	469,540
Gains on transaction of derivatives		65,432	204,610	44,641	192,676
Gains on foreign currency translation		—	861,917	936,771	105,385
Gains on foreign currency transactions		4,803	298,544	13,030	25,030
Others		1,293	2,530	4,593	6,383

	~~W~~	774,699	1,886,241	1,128,461	1,233,334

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

39.	Finance Expenses

Finance expenses for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	September 30, 2025			September 30, 2024
	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Interest expense	~~W~~	1,068,176	3,279,432	1,138,819	3,422,931
Losses on sale of financial assets		842	3,525	—	219
Losses on valuation of financial assets at fair value through profit or loss		2,106	2,493	—	279
Losses on valuation of derivatives		—	514,824	740,389	80,486
Losses on transaction of derivatives		12,632	274,826	24,358	45,650
Losses on foreign currency translation		523,574	89,244	—	464,464
Losses on foreign currency transactions		1,594	46,706	20,816	76,812
Others		—	5,504	3,482	11,830

	~~W~~	1,608,924	4,216,554	1,927,864	4,102,671

Capitalization rates for the nine-month periods ended September 30, 2025 and 2024 are 2.27% ~ 3.31% and 2.45% ~ 4.01%, respectively.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

40.	Income Taxes

(1)

Income tax expense is calculated by adjusting prior year adjustments, changes in deferred tax assets and liabilities resulting from temporary differences, and income tax expense related to items recognized as other than profit or loss. The average effective tax rate for the nine-month periods ended September 30, 2025 and 2024 is 28.48% and 36.26%, respectively.

(2)	Pillar two model rules

The Group has assessed the potential exposure arising from the Pillar Two legislation based on the financial information. Based on the assessment carried out so far, the Group has identified its potential exposure to Pillar Two income taxes on profits earned from its constituent entities operating in Nepal, Pakistan, Vietnam, and other jurisdictions where the expected Pillar Two effective tax rate is likely to be lower than 15%. As a result, the Group expects that KEPCO and its constituent entities operating therein will pay additional Pillar Two income taxes on the profit from such constituent entities.

The current income tax expense recognized for the nine-month period ended September 30, 2025 in relation to the additional Pillar Two income taxes amounts to ~~W~~2,132 million. The Group has applied the mandatory exception to recognition and disclosure of deferred taxes arising from Pillar Two income taxes.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

41.	Assets and Liabilities Held-for-Sale

Assets and liabilities held-for-sale as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Assets held-for-sale
Cash and cash equivalents (*2)	~~W~~	1,660	—
Trade and other receivables (*2)		1,176	—
Inventories (*2)		2,822	—
Property, plant and equipment (*1,2)		27,142	45,648
Intangible assets (*2)		13,332	—
Other assets (*2)		29,773	—

	~~W~~	75,905	45,648

Liabilities held-for-sale
Trade and other payables (*2)	~~W~~	5,478	—
Other liabilities (*2)		5,755	—

	~~W~~	11,233	—

(*1)

The board of directors of Korea Electric Power Corporation, the controlling company, made a resolution to sell the Uijeongbu substation, and reclassified the buildings and land as assets held-for-sale expecting its carrying amount would be recovered through a sale transaction during the year ended December 31, 2022. KEPCO completed the sale during the nine-month period ended September 30, 2025.

(*2)

Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., and Korea South-East Power Co., Ltd., subsidiaries of the Group, resolved to dispose of their interests in the Moolarben JV project in Australia upon approval by their respective boards of directors. As the carrying amounts of the related assets are expected to be recovered principally through a sale transaction, the associated assets and liabilities have been reclassified as assets and liabilities held-for-sale.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

42.	Expenses Classified by Nature

Expenses classified by nature for the nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	14,115,857	14,115,857
Power purchase		—	26,606,262	26,606,262
Salaries		855,678	3,509,816	4,365,494
Retirement benefit expense		85,010	344,276	429,286
Welfare and benefit expense		122,034	409,707	531,741
Insurance expense		23,833	100,792	124,625
Depreciation		177,069	10,160,913	10,337,982
Amortization of intangible assets		63,087	55,640	118,727
Bad debt expense		53,707	—	53,707
Commission		330,880	244,867	575,747
Advertising expense		26,754	8,264	35,018
Training expense		7,082	12,390	19,472
Vehicle maintenance expense		7,059	6,653	13,712
Publishing expense		1,779	1,867	3,646
Business promotion expense		2,121	1,914	4,035
Rent expense		46,189	132,992	179,181
Telecommunication expense		7,416	7,845	15,261
Transportation expense		838	53,622	54,460
Taxes and dues		89,621	499,415	589,036
Expendable supplies expense		6,117	38,052	44,169
Water, light and heating expense		12,272	30,729	43,001
Repairs and maintenance expense		106,394	1,958,126	2,064,520
Ordinary development expense		154,361	422,111	576,472
Travel expense		15,775	55,674	71,449
Clothing expense		4,457	5,789	10,246
Survey and analysis expense		565	3,040	3,605
Membership fee		1,620	15,236	16,856
Others		93,805	1,107,743	1,201,548

	~~W~~	2,295,523	59,909,592	62,205,115

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

42.	Expenses Classified by Nature, Continued

Expenses classified by nature for the nine-month periods ended September 30, 2025 and 2024 are as follows, continued:

In millions of won	For the nine-month period ended September 30, 2024
	Selling and administrative expenses		Cost of sales	Total
Raw materials used	~~W~~	—	16,415,002	16,415,002
Power purchase		—	26,819,297	26,819,297
Salaries		829,647	3,389,287	4,218,934
Retirement benefit expense		74,405	310,805	385,210
Welfare and benefit expense		107,687	385,749	493,436
Insurance expense		21,096	99,871	120,967
Depreciation		172,727	10,321,369	10,494,096
Amortization of intangible assets		66,426	56,030	122,456
Bad debt expense		36,899	—	36,899
Commission		351,695	283,678	635,373
Advertising expense		26,104	6,415	32,519
Training expense		6,288	10,824	17,112
Vehicle maintenance expense		6,725	6,925	13,650
Publishing expense		1,642	1,670	3,312
Business promotion expense		1,911	1,773	3,684
Rent expense		37,323	131,712	169,035
Telecommunication expense		7,052	7,509	14,561
Transportation expense		773	44,539	45,312
Taxes and dues		89,902	488,130	578,032
Expendable supplies expense		4,680	33,051	37,731
Water, light and heating expense		12,243	30,602	42,845
Repairs and maintenance expense		101,455	2,092,297	2,193,752
Ordinary development expense		139,112	389,838	528,950
Travel expense		13,575	56,896	70,471
Clothing expense		3,739	6,874	10,613
Survey and analysis expense		637	2,897	3,534
Membership fee		1,494	15,001	16,495
Others		93,829	307,040	400,869

	~~W~~	2,209,066	61,715,081	63,924,147

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

43.	Earnings Per Share

(1)	Basic earnings per share for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In Won	September 30, 2025			September 30, 2024
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Basic earnings per share	~~W~~	5,850	11,248	2,881	3,857

(2)

Profits for the periods and the weighted average number of common shares used in the calculation of basic earnings per share for each of the three and nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won except number of shares	September 30, 2025			September 30, 2024
Type	Three- month period ended		Nine- month period ended	Three- month period ended	Nine- month period ended
Profit attributable to controlling interest	~~W~~	3,755,618	7,220,576	1,849,337	2,475,886
Profit used in the calculation of total basic earnings per share		3,755,618	7,220,576	1,849,337	2,475,886
Weighted average number of common shares (in shares)		641,964,077	641,964,077	641,964,077	641,964,077

(3)	The weighted average number of common shares used in the calculation of basic earnings per share for each of the three and nine-month periods ended September 30, 2025 and 2024 is as follows:

In number of shares	September 30, 2025		September 30, 2024
Type	Three- month period ended	Nine- month period ended	Three- month period ended	Nine- month period ended
The number of common shares issued at beginning of the year	641,964,077	641,964,077	641,964,077	641,964,077
Weighted average number of common shares	641,964,077	641,964,077	641,964,077	641,964,077

(4)	There are no potential dilutive instruments, thus diluted earnings per share are same as basic earnings per share for each of the three and nine-month periods ended September 30, 2025 and 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management

The Group manages various risks that may arise from each business segment, primarily focusing on credit risk, market risk, interest rate risk, and liquidity risk. These risks are identified, measured, controlled, and reported in accordance with the Group’s established basic policy for risk management.

(1)	Capital risk management

The Group manages its capital to ensure the ability to continue as a going concern while minimizing the cost of capital and maximizing returns to shareholders. The management of the Group periodically reviews the capital structure and maintains an optimal capital mix through short and long-term borrowings and equity issuances. The capital structure consists of net debt (calculated as borrowings less cash and cash equivalents) and equity. The Group’s overall capital risk management policy remains consistent with the prior year.

Details of the Group’s capital management accounts as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Total borrowings and debt securities	~~W~~	130,478,379	132,533,400
Cash and cash equivalents		2,275,359	2,382,979

Net borrowings and debt securities		128,203,020	130,150,421

Total equity		47,751,330	41,362,833

Debt to equity ratio		268.48%	314.66%

(2)	Financial risk management

The Group is exposed to various risks related to its financial instruments, such as market risk (currency risk, interest rate risk, price risk), and credit risk. The Group monitors and manages the financial risks relating to the operations of the Group through internal risk reports which analyze exposures by degree and magnitude of risks. The Group uses derivative financial instruments to hedge certain risk exposures. The Group’s overall financial risk management strategy remains consistent with the prior year.

(i)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the sales activities, securities and derivatives. In addition, credit risk exposure may exist within financial guarantees and unused line of credits. As these financial institutions the Group makes transactions with are reputable financial institutions, the credit risk from them is considered limited. The Group decides credit transaction limits based on evaluation of client’s credit, through information obtained from the credit bureau and disclosed financial position at committing contracts.

①	Credit risk management

Electricity sales, the main operations of the Group are the necessity for daily life and industrial activities of Korean nationals and have importance as one of the national key industries. The Group dominates the domestic market supplying electricity to customers. The Group is not exposed to significant credit risk as customers of the Group are diverse and are from various industries and areas. The Group uses publicly available information and its own internal data related to trade receivables, to rate its major customers and to measure the credit risk that a counter party will default on a contractual obligation. For the incurred but not recognized loss, it is measured considering overdue period.

②	Impairment and allowance account

In accordance with the Group policies, individual material financial assets are assessed on a regular basis. Trade receivables that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis. Value of the acquired collateral (including the confirmation of feasibility) and estimated collectible amounts are included in this assessment.

Allowance for bad debts assessed on a collective basis is recognized for (i) the group of assets which individually are not material and (ii) incurred but not recognized losses that are assessed using statistical methods, judgment and past experience.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Book values of the financial assets represent the maximum exposed amounts of the credit risk. Details of the Group’s level of maximum exposure to credit risk as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025		As of December 31, 2024
Cash and cash equivalents	~~W~~	2,275,359	2,382,979
Financial assets at fair value through profit or loss (*1)		3,056,612	2,013,948
Derivative assets (trading)		1,252,196	1,846,527
Financial assets at fair value through other comprehensive income (debt securities)		5,045	5,045
Financial assets at amortized cost		31,202	30,233
Loans		886,361	908,148
Long-term/short-term financial instruments		3,401,141	1,960,140
Derivative assets (applying hedge accounting)		379,851	844,637
Trade and other receivables		15,433,453	15,373,625
Financial guarantee contracts (*2)		4,180,433	5,151,554

	~~W~~	30,901,653	30,516,836

(*1)	Equity investments held by the Group are excluded.
(*2)	Maximum exposure associated with the financial guarantee contracts is the maximum amounts of the obligation.

For the nine-month period ended September 30, 2025, there are no financial assets and non-financial assets that were acquired through the exercise of the right of collateralized assets and reinforcement of credit arrangement.

(ii)	Market risk

Market risk is the risk that the Group’s fair values of the financial instruments or future cash flows are affected by the changes in the market. Market risk consists of interest rate risk, currency risk and other price risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

(iii)	Sensitivity analysis

Significant assets and liabilities with uncertainties in underlying assumptions.

①	Defined benefit obligation

A sensitivity analysis of defined benefit obligation assuming a 1%p increase and decrease in the actuarial valuation assumptions as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won		As of September 30, 2025			As of December 31, 2024
Type	Accounts	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Future salary increases	Increase (decrease) in defined benefit obligation	~~W~~	520,522	(454,692)	473,627	(413,799)
Discount rate	Increase (decrease) in defined benefit obligation		(439,087)	515,584	(429,517)	506,031

Changes in retirement benefit costs assuming a 1%p increase and decrease in discount rate on plan asset for the nine-month periods ended September 30, 2025 and 2024 are ~~W~~24,602 million and ~~W~~23,556 million, respectively.

②	Provisions

The underlying assumptions to estimate provisions as of September 30, 2025 and December 31, 2024 are as follows:

Accounts	Type	As of September 30, 2025	As of December 31, 2024
PCBs	Inflation rate	2.80%	2.80%
	Discount rate	2.90%	2.90%
Nuclear plants	Inflation rate	2.02%	2.02%
	Discount rate	2.78%	2.78%
Spent fuel	Inflation rate	1.91%	1.91%
	Discount rate	2.49%	2.49%
Radioactive waste	Inflation rate	3.32%	3.32%
	Discount rate	4.17%	4.17%

A sensitivity analysis of provisions assuming a 0.1%p increase and decrease in the underlying assumptions as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won		As of September 30, 2025			As of December 31, 2024
Type	Accounts	0.1%p Increase		0.1%p Decrease	0.1%p Increase	0.1%p Decrease
Discount rate	PCBs	~~W~~	(29)	29	(58)	58
	Nuclear plants		(458,517)	475,337	(464,727)	481,899
	Spent fuel		(130,228)	130,925	(129,983)	130,679
	Radioactive waste		(10,808)	10,913	(11,363)	11,478
Inflation rate	PCBs		29	(29)	58	(58)
	Nuclear plants		518,346	(500,556)	507,814	(490,386)
	Spent fuel		134,099	(128,769)	133,847	(128,527)
	Radioactive waste		11,814	(11,715)	11,167	(11,075)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Management judgment effected by uncertainties in underlying assumptions.

①	Foreign currency risk

The Group undertakes transactions denominated in foreign currencies; consequently, exposures to exchange rate fluctuations arise. The carrying amounts of the Group’s foreign currency denominated monetary assets and monetary liabilities as of September 30, 2025 and December 31, 2024 are as follows:

In thousands of foreign currencies	Assets			Liabilities
Type	As of September 30, 2025	As of December 31, 2024	As of September 30, 2025	As of December 31, 2024
AED	56,304	33,465	4,435	8,795
AUD	51	26	10	64
BDT	2,251	2,252	—	—
BWP	768	768	—	—
CAD	2	2	—	61
CHF	—	—	100,230	100,686
DOP	5,923	7,772	—	—
EGP	220,254	203,044	—	—
EUR	7,382	20,433	42,284	47,829
GBP	32	139	—	4
HKD	—	—	6,236,525	5,093,862
IDR	20,261,140	37,830,902	28,488,335	4,027,099
INR	1,161,183	1,037,437	190,774	225,042
JOD	438	902	258	49,128
JPY	192,185	23,798	4,771,980	7,483,199
KZT	1,495	1,510	—	—
MGA	9,111,659	5,452,745	698,148	248,175
MMK	188,021	188,021	—	—
MYR	2,805	2,805	—	—
PHP	81,722	19,401	—	—
PKR	58,591,865	68,734,242	10,418	10,418
SAR	1,043	1,087	—	—
SEK	—	—	449,337	449,302
SGD	143	291	—	110
USD	1,364,030	1,651,765	12,724,150	15,364,685
UYU	200,540	99,189	1,037	1,141
VND	969,496	733,338	—	587,003
ZAR	82,938	79,897	—	—

A sensitivity analysis on the Group’s income for the period assuming a 10% increase and decrease in currency exchange rates as of September 30, 2025 and December 31, 2024 is as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
Type	10% Increase		10% Decrease	10% Increase	10% Decrease
Increase (decrease) of profit before income tax	~~W~~	(1,704,514)	1,704,514	(2,114,808)	2,114,808
Increase (decrease) of shareholder’s equity (*)		(1,704,514)	1,704,514	(2,114,808)	2,114,808

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

The sensitivity analysis above is conducted for monetary assets and liabilities denominated in foreign currencies other than functional currency, without consideration of hedge effect of related derivatives, as of September 30, 2025 and December 31, 2024.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

To manage its foreign currency risk related to foreign currency denominated receivables and payables, the Group has a policy to enter into currency swap agreements. In addition, to manage its foreign currency risk related to foreign currency denominated expected sales transactions and purchase transactions, the Group enters into currency forward agreements.

There is an economic relationship between the hedged item and the hedging instrument as the terms of cross-currency swap agreement are consistent with the terms of expected transaction (repayment of foreign debt securities and others). The hedging ratio is 1:1 as the risk of cross-currency swap agreement matches the hedged item. As of September 30, 2025, the hedging instrument (cross-currency swap) hedges the risk of the hedged item (repayment of foreign debt securities and others).

②	Interest rate risk

The Group is exposed to interest rate risk due to its borrowing with floating interest rates. A 1%p increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

The Group’s borrowings and debt securities with floating interest rates as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won Type	As of September 30, 2025		As of December 31, 2024
Short-term borrowings	~~W~~	3,328,214	4,069,444
Long-term borrowings		10,632,988	10,112,707
Debt securities		742,677	41,578

	~~W~~	14,703,879	14,223,729

A sensitivity analysis on the Group’s borrowings and debt securities assuming a 1%p increase and decrease in interest rates for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 is as follows:

In millions of won	For the nine-month period ended September 30, 2025			For the year ended December 31, 2024
Type	1%p Increase		1%p Decrease	1%p Increase	1%p Decrease
Increase (decrease) of profit before income tax	~~W~~	(110,279)	110,279	(142,237)	142,237
Increase (decrease) of shareholder’s equity (*)		(110,279)	110,279	(142,237)	142,237

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

The Group manages its interest rate risk by having a balanced portfolio of fixed and variable rate loans and borrowings. To manage this, the Group enters into interest rate swaps, in which it agrees to exchange, at specified intervals, the difference between fixed and variable rate interest amounts calculated by reference to an agreed-upon notional principal amount. The above analysis measures the interest rate risk before reflecting the hedge effect by related derivatives.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

③	Electricity rates risk

The Group is exposed to electricity rates risk due to changes in government regulations and policies on national power supply schemes and electricity billing rates, in consideration of the national economy.

A sensitivity analysis on the Group’s income for the period assuming a 1% increase and decrease in price of electricity for the nine-month periods ended September 30, 2025 and 2024 is as follows:

In millions of won	For the nine-month period ended September 30, 2025			For the nine-month period ended September 30, 2024
Type	1% Increase		1% Decrease	1% Increase	1% Decrease
Increase (decrease) of profit before income tax	~~W~~	706,316	(706,316)	667,279	(667,279)
Increase (decrease) of shareholder’s equity (*)		706,316	(706,316)	667,279	(667,279)

(*)	The effect on the shareholder’s equity excludes the impact of income taxes.

(iv)	Liquidity risk

The Group has established an appropriate liquidity risk management framework for the management of the Group’s short, medium and long-term funding and liquidity management requirements. The Group manages liquidity risk by continuously monitoring forecasted and actual cash flows, and by matching the maturity profiles of financial assets and liabilities.

In addition, the Group has established credit lines on its trade financing and bank overdrafts, and through payment guarantees it has received, it maintains an adequate credit (borrowing) line. In addition, the Group has the ability to utilize excess cash or long-term borrowings for major construction investments.

The expected maturities of non-derivative financial liabilities as of September 30, 2025 and December 31, 2024 in detail are as follows:

In millions of won	As of September 30, 2025
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	21,086,326	641,902	718,105	2,663,101	25,109,434
Debt securities		27,979,522	29,129,130	37,783,793	26,587,968	121,480,413
Lease liabilities		560,073	455,444	1,144,199	1,380,056	3,539,772
Trade and other payables (*1)		8,211,785	368,540	685,309	519,005	9,784,639
Financial guarantee contracts (*2)		4,180,433	—	—	—	4,180,433

	~~W~~	62,018,139	30,595,016	40,331,406	31,150,130	164,094,691

(*1)	Excludes lease liabilities.
(*2)

The total amount represents the maximum exposure that the Group would be obliged to bear in the event of a financial guarantee occurrence, allocated to the earliest period in which the guarantee may be called upon. As of September 30, 2025, the Group has recognized ~~W~~45,202 million as a provision for financial guarantee contracts.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Borrowings	~~W~~	18,887,527	430,883	1,300,087	2,032,303	22,650,800
Debt securities		28,967,125	29,601,867	39,451,207	28,885,833	126,906,032
Lease liabilities		632,878	553,030	1,264,310	1,670,416	4,120,634
Trade and other payables (*1)		8,807,823	354,778	631,653	526,846	10,321,100
Financial guarantee contracts (*2)		3,156,187	1,712,801	270,806	11,760	5,151,554

	~~W~~	60,451,540	32,653,359	42,918,063	33,127,158	169,150,120

(*1)	Excludes lease liabilities.
(*2)

The total amount represents the maximum exposure that the Group would be obliged to bear in the event of a financial guarantee occurrence, and it is classified by maturity of the guarantee contracts. The maximum amount of guarantee that may be called upon at the earliest period is ~~W~~5,151,554 million. As of December 31, 2024, the Group has recognized ~~W~~30,924 million as a provision for financial guarantee contracts.

As the Group manages liquidity based on net assets and net liabilities, information about non-derivative financial assets should be included in the disclosure for better understanding of liquidity risk management.

The expected maturities of non-derivative financial assets as of September 30, 2025 and December 31, 2024 in detail are as follows:

In millions of won	As of September 30, 2025
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,275,359	—	—	—	2,275,359
Financial assets at fair value through other comprehensive income		—	—	—	814,875	814,875
Financial assets at amortized cost		21,067	10,135	—	—	31,202
Loans and receivables		83,687	387,421	310,225	141,941	923,274
Long-term/short-term financial Instruments		2,596,122	19,414	—	785,605	3,401,141
Financial assets at fair value through profit or loss		2,506,258	313,670	674,486	529,117	4,023,531
Trade and other receivables		12,407,441	2,668,387	3,587,041	—	18,662,869

	~~W~~	19,889,934	3,399,027	4,571,752	2,271,538	30,132,251

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~5 Years	More than 5 years	Other (*)	Total
Cash and cash equivalents	~~W~~	2,382,979	—	—	—	2,382,979
Financial assets at fair value through other comprehensive income		—	—	—	674,850	674,850
Financial assets at amortized cost		20,418	1,333	8,482	—	30,233
Loans and receivables		110,005	347,251	369,851	118,013	945,120
Long-term/short-term financial Instruments		1,147,929	583	—	811,628	1,960,140
Financial assets at fair value through profit or loss		1,467,954	346,982	780,130	494,710	3,089,776
Trade and other receivables		12,245,159	1,506,085	2,126,928	—	15,878,172

	~~W~~	17,374,444	2,202,234	3,285,391	2,099,201	24,961,270

(*)	The maturities cannot be presently determined.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(2)	Financial risk management, continued

Derivative liabilities classified by maturity periods from reporting date to maturity dates as per the contracts as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(77,781)	(99,208)	(40,875)	(89,669)	(307,533)
- Hedging		—	—	—	—	—

	~~W~~	(77,781)	(99,208)	(40,875)	(89,669)	(307,533)

In millions of won	As of December 31, 2024
Type	Less than 1 year		1~2 Years	2~5 Years	More than 5 years	Total
Net settlement
- Trading	~~W~~	—	—	—	—	—
Gross settlement
- Trading and others		(46,087)	(61,259)	(73,017)	(31,760)	(212,123)
- Hedging		—	—	—	(4,895)	(4,895)

	~~W~~	(46,087)	(61,259)	(73,017)	(36,655)	(217,018)

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk

The fair value of the Group’s actively-traded financial instruments (i.e., FVTPL, FVOCI, etc.) is based on the traded market-price as of the reporting period end. The fair value of the Group’s financial assets is the amount which the asset could be exchanged for or the amount a liability could be settled for.

The fair values of financial instruments where no active market exists or where quoted prices are not otherwise available are determined by using valuation techniques. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. If there is a valuation technique commonly used by market participants to price the instrument and that technique has been demonstrated to provide reliable estimates of prices obtained in actual market transactions, the Group uses that technique.

For trade receivables and payables, the Group considers the carrying value net of impairment as fair value. While for disclosure purposes, the fair value of financial liabilities is estimated by discounting the future contractual cash flows based on current market interest rates applied to similar financial instruments.

(i)	Fair values and book values of financial assets and liabilities as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
Type	Book value		Fair value	Book value	Fair value
Assets recognized at fair value
Financial assets at fair value through other comprehensive income	~~W~~	814,875	814,875	674,850	674,850
Derivative assets (trading)		1,252,196	1,252,196	1,846,527	1,846,527
Derivative assets (applying hedge accounting)		379,851	379,851	844,637	844,637
Financial assets at fair value through profit or loss		3,223,360	3,223,360	2,176,172	2,176,172

	~~W~~	5,670,282	5,670,282	5,542,186	5,542,186

Assets carried at amortized cost
Financial assets at amortized cost	~~W~~	31,202	31,202	30,233	30,233
Loans and receivables		886,361	886,361	908,148	908,148
Trade and other receivables		15,433,453	15,433,453	15,373,625	15,373,625
Long-term financial instruments		805,019	805,019	812,211	812,211
Short-term financial instruments		2,596,122	2,596,122	1,147,929	1,147,929
Cash and cash equivalents		2,275,359	2,275,359	2,382,979	2,382,979

	~~W~~	22,027,516	22,027,516	20,655,125	20,655,125

Liabilities recognized at fair value
Derivative liabilities (trading)	~~W~~	326,836	326,836	279,932	279,932
Derivative liabilities (applying hedge accounting)		—	—	4,893	4,893

	~~W~~	326,836	326,836	284,825	284,825

Liabilities carried at amortized cost
Secured borrowings	~~W~~	1,352,648	1,352,648	1,443,125	1,443,125
Unsecured bond		107,571,534	107,811,439	111,874,019	110,798,858
Lease liabilities		3,185,472	3,185,472	3,699,456	3,699,456
Unsecured borrowings		21,458,844	21,420,392	19,040,213	18,994,676
Trade and other payables (*)		9,784,639	9,784,639	10,321,100	10,321,100
Overdraft		95,353	95,353	176,043	176,043

	~~W~~	143,448,490	143,649,943	146,553,956	145,433,258

(*)	Excludes lease liabilities.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

(ii)	Interest rates used for determining fair value

The interest rates used to discount estimated cash flows, when applicable, are based on the government yield curve at the reporting date plus an adequate credit spread.

The discount rates used for calculating fair value as of September 30, 2025 and December 31, 2024 are as follows:

Type	As of September 30, 2025	As of December 31, 2024
Derivatives	0.00% ~ 4.88%	0.03% ~ 4.88%
Borrowings and debt securities	0.34% ~ 5.38%	0.96% ~ 5.84%
Leases	0.00% ~ 17.56%	0.00% ~ 17.15%

(iii)	Fair value hierarchy

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, classified as Level 1, 2 or 3, based on the degree to which the fair value is observable.

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3:	Inputs that are not based on observable market data.

Fair values of financial instruments by hierarchy level as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	499,959	—	314,916	814,875
Derivative assets		—	1,493,777	138,270	1,632,047
Financial assets at fair value through profit or loss		—	3,216,951	6,409	3,223,360

	~~W~~	499,959	4,710,728	459,595	5,670,282

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	180,626	146,210	326,836

In millions of won	As of December 31, 2024
Type	Level 1		Level 2	Level 3	Total
Financial assets at fair value
Financial assets at fair value through other comprehensive income	~~W~~	360,096	—	314,754	674,850
Derivative assets		—	2,691,164	—	2,691,164
Financial assets at fair value through profit or loss		—	2,169,300	6,872	2,176,172

	~~W~~	360,096	4,860,464	321,626	5,542,186

Financial liabilities at fair value
Derivative liabilities	~~W~~	—	284,825	—	284,825

The fair value of financial assets traded in the market (including those measured at FVTPL and FVOCI) is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unmarketable financial assets (including those measured at FVTPL and FVOCI) is calculated using the fair value measurement performed by external pricing service agents. In addition, the Group considered the major economic indicators and economic environment of the derivatives to be evaluated, and measured the fair value of the derivatives using a discounted cash flow model that reflects the Group’s credit risk.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

44.	Risk Management, Continued

(3)	Fair value risk, continued

Changes in financial assets and liabilities which are classified as level 3 for the nine-month period ended September 30, 2025 and for the year ended December 31, 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,872	—	—	(463)	—	—	6,409
Financial assets at fair value through other comprehensive income Unlisted securities		309,709	—	—	(589)	(9)	760	309,871
Debt securities		5,045	—	—	—	—	—	5,045
Derivatives Others		—	6,840	129,359	3,126	(5,457)	4,402	138,270
Financial liabilities at fair value
Derivatives Others		—	—	170,244	(8,354)	(13,659)	(2,021)	146,210

In millions of won	For the year ended December 31, 2024
	Beginning balance		Acquisitions	Reclassified category	Valuation	Disposal	Foreign currency translation and others	Ending balance
Financial assets at fair value
Financial assets at fair value through profit or loss Cooperative	~~W~~	6,735	—	22	115	—	—	6,872
Financial assets at fair value through other comprehensive income Unlisted securities		212,762	4,000	—	88,256	—	4,691	309,709
Debt securities		4,627	—	—	418	—	—	5,045

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

45.	Service Concession Arrangements

(1)	Hydroelectric Power Generation at Semangka, Indonesia

(i)	Significant terms and concession period of the arrangement

Regarding Semangka hydroelectric power-generation business in Indonesia, the Group has entered into a contract with PT. Perusahaan Listrik Negara (the “PT PLN”) whereby the Group shall provide electricity generated for about 30 years (2018 ~ 2048) subsequent to the completion of plant construction and shall receive tariff rates designed to recover capital cost, fixed O&M cost, water usage cost, variable O&M cost and special facilities cost during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2018 to 2048. At the end of the concession period, PT PLN has an option to take over the ownership of the power plant from the Group.

(iii)	Classification method

This project allows PT PLN to acquire ownership of the plant after the end of the 30 years concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of September 30, 2025 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	35,137
1 ~ 2 years		35,181
2 ~ 3 years		35,348
Over 3 years		510,154

	~~W~~	615,820

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

45.	Service Concession Arrangements, Continued

(2)	Pakistan Gulpur Hydropower Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with CPPAg (Central Power Purchasing Agency Guarantee Limited) whereby the Group shall provide electricity generated for approximately 30 years (2020 ~ 2050) subsequent to the completion of plant construction and shall receive tariff rates designed to recover capital cost, variable O&M cost, fixed O&M cost, water usage cost, insurance cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2020 to 2050. The Government of Pakistan has an option to take over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Government of Pakistan to acquire ownership of the plant after the end of the concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of September 30, 2025 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	77,766
1 ~ 2 years		77,766
2 ~ 3 years		77,766
Over 3 years		830,019

	~~W~~	1,063,317

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

45.	Service Concession Arrangements, Continued

(3)	Guam Ukudu Combined thermal power plant Project

(i)	Significant terms and concession period of the arrangement

The Group has entered into a contract with Guam Power Authority whereby the Group shall provide electricity generated for approximately 25 years (from 2025 to 2050) subsequent to the completion of plant construction and shall receive tariff rates designed to recover variable O&M cost, fixed O&M cost and others during the concession period.

(ii)	Rights and classification of the arrangement

The Group has the rights to use and own the power plant during the concession period from 2025 to 2050. The Guam Power Authority takes over the ownership of the power plant from the Group after the concession period has elapsed.

(iii)	Classification method

This project allows the Guam Power Authority to acquire ownership of the plant after the end of the concession period.

(iv)	The Group’s expected future collections of service concession arrangements as of September 30, 2025 are as follows:

In millions of won

Type	Amounts
Less than 1 year	~~W~~	112,187
1 ~ 2 years		113,177
2 ~ 3 years		114,212
Over 3 years		2,730,992

	~~W~~	3,070,568

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties

(1)	The Group’s related parties as of September 30, 2025 are as follows:

Type	Related party
Parent	Republic of Korea government

Subsidiaries (170 subsidiaries)	Korea Hydro & Nuclear Power Co., Ltd., Korea South-East Power Co., Ltd., Korea Midland Power Co., Ltd., Korea Western Power Co., Ltd., Korea Southern Power Co., Ltd., Korea East-West Power Co., Ltd., KEPCO Engineering & Construction Company, Inc., KEPCO Plant Service & Engineering Co., Ltd., KEPCO Nuclear Fuel Co., Ltd., KEPCO KDN Co., Ltd., Gyeonggi Green Energy Co., Ltd., Korea Offshore Wind Power Co., Ltd., KOSEP Material Co., Ltd., KEPCO International HongKong Ltd., KEPCO International Philippines Inc., KEPCO Philippines Corporation, KEPCO Ilijan Corporation, KEPCO Gansu International Ltd., KEPCO Philippines Holdings Inc., KEPCO Neimenggu International Ltd., KEPCO Australia Pty., Ltd., KEPCO Shanxi International Ltd., KOMIPO Global Pte Ltd., KOSEP Australia Pty., Ltd., KOMIPO Australia Pty., Ltd., KOWEPO Australia Pty., Ltd., KOSPO Australia Pty., Ltd., KEPCO Netherlands B.V., KEPCO Middle East Holding Company, Qatrana Electric Power Company, KOWEPO International Corporation, KOSPO Jordan LLC, Korea Waterbury Uranium Limited Partnership, PT. Cirebon Power Service, EWP America Inc., KHNP Canada Energy Ltd., KEPCO Bylong Australia Pty., Ltd., KNF Canada Energy Limited, KEPCO Holdings de Mexico, KST Electric Power Company, S.A.P.I. de C.V., KEPCO Energy Service Company, KEPCO Netherlands S3 B.V., PT. KOMIPO Pembangkitan Jawa Bali, EWP Barbados 1 SRL, PT. Tanggamus Electric Power, KOMIPO America Inc., PT. EWP Indonesia, KEPCO Netherlands J3 B.V., Global One Pioneer B.V., Global Energy Pioneer B.V., Mira Power Limited, KEPCO KPS Philippines Corp., KOSPO Chile SpA, Gyeongju Wind Power Co., Ltd., California Power Holdings, LLC, EWP Renewable Corporation, Hee Mang Sunlight Power Co., Ltd., Fujeij Wind Power Company, KOSPO Youngnam Power Co., Ltd., Chitose Solar Power Plant LLC., KEPCO Solar Co., Ltd., KEPCO ES Co., Ltd., KOSPO Power Services Ltda., KOEN Bylong Pty., Ltd., KOWEPO Bylong Pty., Ltd., KOSPO Bylong Pty., Ltd., EWP Bylong Pty., Ltd., KOWEPO Lao International, KOMIPO Bylong Pty., Ltd., Energy New Industry Specialized Investment Private Investment Trust., KEPCO Mangilao Holdings LLC, Mangilao Investment LLC, KEPCO Mangilao Solar, LLC, Jeju Hanlim Offshore Wind Co., Ltd., PT. Siborpa Eco Power, e-New Industry LB Fund 1, Songhyun e-New Industry Fund, BSK E-New Industry Fund VII, PT. Korea Energy Indonesia, KOLAT SpA, KEPCO California, LLC, KEPCO Mojave Holdings, LLC, Incheon Fuel Cell Co., Ltd., KOEN Service Co., Ltd., KOMIPO Service Co., Ltd., KOWEPO Service Co., Ltd., KOSPO Service Co., Ltd., EWP Service Co., Ltd., PT. KOMIPO Energy Indonesia, KNF Partners Co., Ltd., KOSPO USA Inc., KOSPO Niles LLC (formerly, Nambu USA LLC), Tamra Offshore Wind Power Co., Ltd., KEPCO MCS Co., Ltd., KEPCO FMS Co., Ltd., Firstkeepers Co., Ltd., Secutec Co., Ltd., SE Green Energy Co., Ltd., Mangilao Intermediate Holdings LLC, KEPCO CSC Co., Ltd., KOAK Power Limited, KOMIPO Europe B.V., Haenanum Energy Fund, Paju Ecoenergy Co., Ltd., Guam Ukudu Power LLC, K-SOLAR SHINAN Co., Ltd., KPS Partners Co., Ltd., KEPCO E&C Service Co., Ltd., Moha solar Co., Ltd., KHNP USA LLC, KOMIPO Vanphong Power Service LLC, Ogiri Solar Power Co., Ltd., BSK E-New Industry Fund X, Energy Innovation Fund I, KHNP Chile SpA, Yeong Yang Apollon Photovoltaic Co., Ltd., Yeong Yang Corporation Co., Ltd., SolarVader Co., Ltd., Yeong Yang Innovation Co., Ltd., Yeong Yang Horus Photovoltaic Co., Ltd., Yeong Yang Solar Management Co., Ltd., LSG Hydro Power Limited, KOEN Bio Co., Ltd., KOMIPO Energy Solution America, LLC, Elara Investment Holdings, LLC, Elara Equity Holdings, LLC, Elara Class B Holdings, LLC, Elara Class B Member, LLC, Elara Development Holdings, LLC, KOMIPO Development, LLC, Elara Energy Holdings, LLC, Elara Energy Project, LLC, KOMIPO Iberian Solar Group, S.L.U., KOWEPO Europe B.V., CVS Equity Holdings, LLC, CVS Class B Holdings, LLC, CVS Development Holdings, LLC, CVS Development, LLC, CVS Class B Member, LLC, CVS Energy Holdings, LLC, Concho Valley Energy, LLC, Concho Valley Solar, LLC, Jeongam Wind Power Co., Ltd., Yeongdeok Sunrise Wind Power Co., Ltd., UI Carbon-Neutrality Fund, KA Power Limited, Western Power Changgi Solar Co., Ltd., Digital Innovation Growth Fund, EWP Australia Pty., Ltd., Columboola Solar Farm Hold Co Pty., Ltd., J Wind First, LLC, KEPCO Holding Company, KEPCO for Maintenance Company, KOSPO Trumbull LLC, Changjuk Wind Power Co., Ltd., KEPCO KPS South Africa Pty., Ltd., Chile Solar JV SpA, KOWEPO Holding Limited, Columboola Solar Farm Nominees Pty., Ltd., Columboola Solar Farm Op Trust, Columboola Solar Farm Fin Co Pty., Ltd., Magna Energy New Industrial Fund, EWP ESS Holdings, LLC, Fairhaven ESS LLC, KOSPO Rutile, LLC, Sprott Chile Solar I SpA, KEPCO Yona America LLC, EWP Yona America LLC, KEPCO SADAWI – FZCO, KOMIPO Middle East Energy L.L.C-FZ

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(1)	The Group’s related parties as of September 30, 2025 are as follows, continued:

Type	Related party
Associates (104 entities) (*1)	Dongducheon Dream Power Co., Ltd., Korea Gas Corporation, Daegu Photovoltaic Co., Ltd., Haeng Bok Do Si Photovoltaic Power Co., Ltd., Korea Electric Power Industrial Development Co., Ltd., Goseong Green Power Co., Ltd., Gangneung Eco Power Co., Ltd., Shin Pyeongtaek Power Co., Ltd., Noeul Green Energy Co., Ltd., Gangwon Wind Power Co., Ltd., Gwangyang Green Energy Co., Ltd., Hyundai Green Power Co., Ltd., Korea Power Exchange, Taebaek Guinemi Wind Power Co., Ltd., Daeryun Power Co., Ltd., KNH Solar Co., Ltd., S-Power Co., Ltd., SPC Power Corporation, Gemeng International Energy Co., Ltd., PT. Cirebon Electric Power, KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd., PT Wampu Electric Power, PT. Bayan Resources TBK, Nepal Water & Energy Development Company Private Limited, Xe-Pian Xe-Namnoy Power Co., Ltd., PT. Mutiara Jawa, Jinbhuvish Power Generation Pvt. Ltd., Daejung Offshore Wind Power Co., Ltd., GS Donghae Electric Power Co., Ltd., Busan Green Energy Co., Ltd., Hansuwon KNP Co., Ltd., Korea Electric Power Corporation Fund, Energy Infra Asset Management Co., Ltd., Yaksu ESS Co., Ltd., PND Solar Co., Ltd., Hyundai Eco Energy Co., Ltd., YeongGwang Yaksu Wind Electric Co., Ltd., Green Energy Electricity Generation Co., Ltd., Korea Energy Solutions Co., Ltd., ITR Co., Ltd., STN Co., Ltd., Indeck Niles Development, LLC, Indeck Niles Asset Management, LLC, Hanwha Corporation-linked Sunlight Power Special Private Equity Investment Trust No. 1, Suwon New Power Co., Ltd., Gwangbaek Solar Power Investment Co., Ltd., Godeok Clean Energy Co., Ltd., SureDataLab Co., Ltd., SEP Co., Ltd., Hankook Electric Power Information Co., Ltd., Tronix Co., Ltd., O2&B Global Co., Ltd., Muan Sunshine Solar Power Plant Co., Ltd., Bigeum Resident Photovoltaic Power Co., Ltd., Goesan Solar park Co., Ltd., Saemangeum Heemang Photovoltaic Co., Ltd., Bitgoel Eco Energy Co., Ltd., Jeju Gimnyeong Wind Power Co., Ltd., Seoroseoro Sunny Power Plant Co., Ltd., Muan Solar Park Co., Ltd., YuDang Solar Co., Ltd., Anjwa Smart Farm & Solar City Co., Ltd., KPE Green Energy Co., Ltd., G.GURU Co., Ltd., UD4M Co., Ltd., Dongbu Highway Solar Co., Ltd., Seobu Highway Solar Co., Ltd., Korea Energy Data Co., Ltd., Gangneung Sacheon Fuel Cell Co., Ltd., Taebaek Gadeoksan Wind Power Co., Ltd., Chuncheon Green Energy Co., Ltd., Yeomsubong Wind Power Co., Ltd., Yeongyang Wind Power Corporation II, Haeparang Energy Co., Ltd., Saemangeum Sebit Power Plant Co., Ltd., PlatformN. Co., Ltd., PT. Cirebon Energi Prasarana, Future Convergence Technology Laboratory. Co., Ltd., ECO Motion Co., Ltd., REC’s Innovation Co., Ltd., ACE, Co., Ltd., Environment and Energy Co., Ltd., Green Radiation Co., Ltd., Santiago Solar Power SpA, Yanggu Floating Photovoltaic Power Plant Inc., Changwon SG energy Co., Ltd., Donpyung Technology. Co., Ltd., Power Embedded, HORANG ENERGY Inc., Hoenggye Renewable Energy Co., Ltd., Haman Green Energy Co., Ltd., Songsan Green Energy Co., Ltd., SkyPic Inc., HyChangwon Fuel Cell. Co., Ltd., Dreams Co.,Ltd., DEEPAI Co.,Ltd., Amaala Sustainable Company for Energy, Remal First Holding Company, Naseem First Holding Company,Cheonwang Green Energy Co., Ltd., Namjeju Bitdream Energy Co., Ltd., Jeju Bukchon BES Power Co., Ltd., Commerce and Industry Energy Co., Ltd.,

Joint ventures (123 entities) (*1)	Daegu Green Power Co., Ltd., KEPCO SPC Power Corporation, KAPES, Inc., Honam Wind Power Co., Ltd., Korea Power Engineering Service Co., Ltd., Seokmun Energy Co., Ltd., Incheon New Power Co., Ltd., Chun-cheon Energy Co., Ltd., Yeonggwangbaeksu Wind Power Co., Ltd., KW Nuclear Components Co., Ltd., Busan Shinho Solar Power Co., Ltd., Global Trade Of Power System Co., Ltd., Expressway Solar-light Power Generation Co., Ltd., Gansu Datang Yumen Wind Power Co., Ltd., Datang Chifeng Renewable Power Co., Ltd., Rabigh Electricity Company, Rabigh Operation & Maintenance Company Limited, Datang KEPCO Chaoyang Renewable Power Co., Ltd., Shuweihat Asia Power Investment B.V., Shuweihat Asia Operation & Maintenance Company, Waterbury Lake Uranium L.P., ASM-BG Investicii AD, RES Technology AD, Jamaica Public Service Company Limited, KV Holdings, Inc., Amman Asia Electric Power Company, Kelar S.A., PT. Tanjung Power Indonesia, Nghi Son 2 Power LLC, Daehan Wind Power PSC, MOMENTUM, Barakah One Company, Nawah Energy Company, Yeonggwang Wind Power Co., Ltd., Chester Solar IV SpA, Chester Solar V SpA, Diego de Almagro Solar SpA, South Jamaica Power Company Limited, Daesan Green Energy Co., Ltd., RE Holiday Holdings LLC, RE Pioneer Holdings LLC, RE Barren Ridge 1 Holdings LLC, RE Astoria 2 LandCo LLC, RE Barren Ridge LandCo LLC, Laurel SpA, KIAMCO KOWEPO Bannerton Hold Co Pty Ltd, Cheong-Song Noraesan Wind Power Co., Ltd., Chester Solar I SpA, Solar Philippines Calatagan Corporation, Saemangeum Solar Power Co., Ltd., Chungsongmeon BongSan wind power Co., Ltd., Jaeun Resident Wind Power Plant Co., Ltd., Dangjin Eco Power Co., Ltd., Haemodum Solar Co., Ltd., Yangyang Wind Power Co., Ltd., Horus Solar, S.A. de C.V., Recursos Solares PV de Mexico II, S.A. de C.V., Sunmex Renovables, S.A. de C.V., Stavro Holding II A.B., Solaseado Solar Power Co., Ltd., Yeongam Solar Power Co., Ltd., Samsu Wind Power Co., Ltd., Pulau Indah Power Plant Sdn. Bhd., NH-Amundi Global Infrastructure Investment Private Investment Trust 21, Shin-han BNPP Private Investment Trust for East-West Sunlight Dream, PT Barito Wahana Tenaga, Cheongna Energy Co., Ltd., Boim Combined Heat and Power Generation Co., Ltd., OneEnergy Asia Limited, KAS INVESTMENT I LLC, KAS INVESTMENT II LLC, Energyco Co., Ltd., CAES, LLC, Hapcheon Floating Photovoltaic Power Plant Inc., Busan Industrial Solar Power Co., Ltd., Bitsolar Energy Co., Ltd., Naepo Green Energy Co., Ltd., Pulau Indah O&M Sdn. Bhd., Guadalupe Solar SpA, Omisan Wind Power Co., Ltd., Foresight Iberian Solar Group Holding, S.L., Yeongwol Eco Wind Co., Ltd., Gurae Resident Power Co., Ltd., Cheongju Eco Park Co., Ltd., Prime Swedish Holding AB, Enel X Midland Photovoltaic, LLC, Geumsungsan Wind Power Co., Ltd., KEPCO KPS CARABAO Corp., Goheung New Energy Co., Ltd., Gunsan Land Solar Co., Ltd., CapMan Lynx SCA, SICAR, International Offshore Power Transmission Holding Company Limited, Eumseong Eco Park Co., Ltd., Changwon Nu-ri Energy Co., Ltd., PungBack Wind Farm Corporation, Seobusambo highway photovoltaics Co., Ltd., Seokmun Green Energy, Pyeongchang Wind Power Co., Ltd., Trumbull Asset Management, LLC, S-Power Chile SpA, Taebaek Wind Power Co., Ltd., Yangyang Suri Wind Power Co., Ltd., KEPCO for Power Company, Kumyang Eco Park Co., Ltd., Jeongeup Green Power Co., Ltd., Hadong E-factory Co., Ltd., Namyangju Combined Heat and Power Co., Ltd., Wadi Noor Solar Power Company SAOC, Fairhaven Energy Storage LLC, Rutile BESS Holdings, LLC, Trumbull Development Partners, LLC, Samcheok Eco Materials Co., Ltd., Imha Floating Photovoltaic Power Plant Inc., Roof One Energy Co., Ltd., EDFR KOWEPO AJBAN PV HOLDING LIMITED, Taean Haetdeulwon Solar Co., Ltd., Haetbyeotgil Solar Co., Ltd., KES Yona Holdings L.L.C, Siraj AlTaqa AlNazifa, Seongseo Neulpureun Energy Co., Ltd., Luluah SKY Energy Holding Ltd., Nour Ibri Solar Power Company, Lucy Equity Holdings, LLC

Others (1 entity)	Korea Development Bank

(*1)	Subsidiaries of associates and joint ventures are included.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(2)	Transactions between the Group and its subsidiaries are eliminated during the consolidation and are not disclosed in notes.

(3)	The related party transactions for each of the nine-month periods ended September 30, 2025 and 2024 are as follows:

<Sales and Others>

In millions of won		Sales and others
Company name	Transaction type	September 30, 2025		September 30, 2024
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	292,442	109,801
Goseong Green Power Co., Ltd.	Electricity sales		401,451	471,955
Dongducheon Dream Power Co., Ltd.	Electricity sales		15,142	8,271
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		16,935	44,906
S-Power Co., Ltd.	Service		1,730	1,471
GS Donghae Electric Power Co., Ltd.	Electricity sales		18,658	6,289
Korea Power Exchange	Service		23,707	54,115
Gangneung Eco Power Co., Ltd.	Fuel sales		435,131	340,700
Korea Electric Power Industrial Development Co., Ltd.	Service		7,653	9,195
Daeryun Power Co., Ltd.	Electricity sales		51	2,688
PT. Bayan Resources TBK	Dividend income		109,528	82,764
Chuncheon Green Energy Co., Ltd.	Electricity sales		15,561	6,590
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		9,242	4,394
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		3,550	2,330
KPE Green Energy Co., Ltd.	Electricity sales		102	105
Busan Green Energy Co., Ltd.	Electricity sales		3,756	7,493
Noeul Green Energy Co., Ltd.	Electricity sales		5,401	5,039
Godeok Clean Energy Co., Ltd.	Electricity sales		1,571	9,286
Gangwon Wind Power Co., Ltd.	Electricity sales		1,516	1,668
Gemeng International Energy Co., Ltd.	Dividend income		20,644	—
Bitgoel Eco Energy Co., Ltd.	Service		1,877	3,008
Hyundai Eco Energy Co., Ltd.	Electricity sales		844	742
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		1,155	1,220
Others (Anjwa Smart Farm & Solar City Co., Ltd. and 57 others)	Electricity sales		41,163	34,738

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		727	745
Daegu Green Power Co., Ltd.	Electricity sales		1,584	1,356
KAPES, Inc.	Others		2,090	1,437
Daesan Green Energy Co., Ltd.	Electricity sales		437	228
Seokmun Energy Co., Ltd.	Electricity sales		1,457	1,506
Cheongju Eco Park Co., Ltd.	Electricity sales		102	196
Cheongna Energy Co., Ltd.	Others		30,129	26,308
KEPCO SPC Power Corporation	Dividend income		29,135	30,039
Yeongam Solar Power Co., Ltd.	Electricity sales		370	406
Solaseado Solar Power Co., Ltd.	Electricity sales		1,397	1,413
Seokmun Green Energy	Electricity sales		30	48
Yeonggwang Wind Power Co., Ltd.	Electricity sales		760	727
Eumseong Eco Park Co., Ltd.	Electricity sales		15	15
Amman Asia Electric Power Company	Others		16,884	19,677
Naepo Green Energy Co., Ltd.	Electricity sales		16,022	2,775
KW Nuclear Components Co., Ltd.	Service		1,260	1,370
Kelar S.A.	Service		14,632	16,426
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		1,523	1,519
Bitsolar Energy Co., Ltd.	Electricity sales		326	375
Jamaica Public Service Company Limited	Dividend income		9,700	2,343
Others (Goheung New Energy Co., Ltd. and 67 others)	Electricity sales		170,753	247,869
<Others>
Korea Development Bank	Electricity sales		4,256	4,334
	Interest income		4,525	9,909

		~~W~~	1,736,924	1,579,789

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(3)	The related party transactions for each of the nine-month periods ended September 30, 2025 and 2024 are as follows, continued:

<Purchase and Others>

In millions of won		Purchase and others
Company name	Transaction type	September 30, 2025		September 30, 2024
<Associates>
Korea Gas Corporation	Electricity sales	~~W~~	3,933,473	5,284,239
Goseong Green Power Co., Ltd.	Electricity sales		999,232	910,295
Dongducheon Dream Power Co., Ltd.	Electricity sales		861,383	1,110,898
Shin Pyeongtaek Power Co., Ltd.	Electricity sales		565,125	635,098
S-Power Co., Ltd.	Service		477,209	578,110
GS Donghae Electric Power Co., Ltd.	Electricity sales		428,066	418,885
Korea Power Exchange	Service		76,205	70,782
Gangneung Eco Power Co., Ltd.	Fuel sales		128	1,013
Korea Electric Power Industrial Development Co., Ltd.	Service		245,604	230,003
Daeryun Power Co., Ltd.	Electricity sales		205,650	217,285
PT. Bayan Resources TBK	Dividend income		68,314	86,964
Chuncheon Green Energy Co., Ltd.	Electricity sales		48,789	40,715
Gangneung Sacheon Fuel Cell Co., Ltd.	Electricity sales		32,691	26,123
Taebaek Gadeoksan Wind Power Co., Ltd.	Electricity sales		26,762	26,372
KPE Green Energy Co., Ltd.	Electricity sales		27,121	31,603
Busan Green Energy Co., Ltd.	Electricity sales		21,200	20,975
Noeul Green Energy Co., Ltd.	Electricity sales		19,047	15,229
Godeok Clean Energy Co., Ltd.	Electricity sales		21,712	27,325
Gangwon Wind Power Co., Ltd.	Electricity sales		20,029	17,070
Bitgoel Eco Energy Co., Ltd.	Service		17,944	24,847
Hyundai Eco Energy Co., Ltd.	Electricity sales		18,427	18,560
Saemangeum Sebit Power Plant Co., Ltd.	Electricity sales		15,923	16,383
Others (Anjwa Smart Farm & Solar City Co., Ltd and 57 others)	Electricity sales		164,127	97,074

<Joint ventures>
Chun-cheon Energy Co., Ltd.	Electricity sales		281,138	333,792
Daegu Green Power Co., Ltd.	Electricity sales		207,932	257,141
KAPES, Inc.	Others		130,198	15,880
Daesan Green Energy Co., Ltd.	Electricity sales		110,284	129,029
Seokmun Energy Co., Ltd.	Electricity sales		33,505	40,800
Cheongju Eco Park Co., Ltd.	Electricity sales		31,364	33,059
Cheongna Energy Co., Ltd.	Others		60	62
Yeongam Solar Power Co., Ltd.	Electricity sales		26,494	35,303
Solaseado Solar Power Co., Ltd.	Electricity sales		24,994	16,355
Seokmun Green Energy	Electricity sales		21,373	17,871
Yeonggwang Wind Power Co., Ltd.	Electricity sales		19,433	25,251
Eumseong Eco Park Co., Ltd.	Electricity sales		17,299	20,109
KW Nuclear Components Co., Ltd.	Service		14,007	6,880
Yeonggwangbaeksu Wind Power Co., Ltd.	Electricity sales		10,785	9,604
Bitsolar Energy Co., Ltd.	Electricity sales		9,881	9,448
Jamaica Public Service Company Limited	Dividend income		119	178
Others (Goheung New Energy Co., Ltd. and 67 others)	Electricity sales		110,772	78,009

<Others>
Korea Development Bank	Interest expense		50,159	6,624

		~~W~~	9,393,958	10,941,243

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2025		December 31, 2024	September 30, 2025	December 31, 2024
<Associates>
Korea Gas Corporation	Trade receivables	~~W~~	10,418	15,766	—	—
	Non-trade receivables and others		136,346	404	—	—
	Trade payables		—	—	318,388	482,008
	Non-trade payables and others		—	—	1,343	1,486
Goseong Green Power Co., Ltd.	Trade receivables		38,444	30,732	—	—
	Non-trade receivables and others		360	1,438	—	—
	Trade payables		—	—	135,026	162,719
	Non-trade payables and others		—	—	42,989	45,174
GS Donghae Electric Power Co., Ltd.	Trade receivables		303	22	—	—
	Non-trade receivables and others		157	109	—	—
	Trade payables		—	—	142,562	90,468
	Non-trade payables and others		—	—	30	—
Dongducheon Dream Power Co., Ltd.	Trade receivables		1,104	6,350	—	—
	Non-trade receivables and others		286	637	—	—
	Trade payables		—	—	70,377	114,962
	Non-trade payables and others		—	—	—	29
Shin Pyeongtaek Power Co., Ltd.	Trade receivables		1,620	1,720	—	—
	Non-trade receivables and others		1,109	5,812	—	—
	Trade payables		—	—	57,855	77,222
	Non-trade payables and others		—	—	769	2,450
Busan Green Energy Co., Ltd.	Trade receivables		18	1	—	—
	Non-trade receivables and others		48,423	43,790	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	4,115	4,799
Noeul Green Energy Co., Ltd.	Trade receivables		1	5	—	—
	Non-trade receivables and others		32,686	27,043	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	3,385	3,699
S-Power Co., Ltd.	Trade receivables		233	264	—	—
	Non-trade receivables and others		60	54	—	—
	Trade payables		—	—	34,802	73,377
	Non-trade payables and others		—	—	—	19
Chuncheon Green Energy Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		25,820	10,870	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	8,722	8,881
Others (Gangneung Sacheon Fuel Cell Co., Ltd. and 50 others)	Trade receivables		38,355	21,449	—	—
	Non-trade receivables and others		54,089	76,369	—	—
	Trade payables		—	—	43,708	77,583
	Non-trade payables and others		—	—	29,768	20,254

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(4)	Receivables and payables arising from the related party transactions as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won		Receivables			Payables
Company name	Type	September 30, 2025		December 31, 2024	September 30, 2025	December 31, 2024

<Joint ventures>
KAPES Inc.	Trade receivables	~~W~~	3	4	—	—
	Non-trade receivables and others		62,771	90,088	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	1,556	3,041
Kelar S.A.	Trade receivables		2,074	3,244	—	—
	Non-trade receivables and others		38,469	36,010	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	—	—
Boim Combined Heat and Power Generation Co., Ltd.	Trade receivables		46	47	—	—
	Non-trade receivables and others		4,586	3,208	—	—
	Trade payables		—	—	243	445
	Non-trade payables and others		—	—	27,443	13,824
Cheongju Eco Park Co., Ltd.	Trade receivables		—	—	—	—
	Non-trade receivables and others		21,343	13,461	—	—
	Trade payables		—	—	6,813	9,105
	Non-trade payables and others		—	—	1,879	2,853
Amman Asia Electric Power Company	Trade receivables		2,874	4,653	—	—
	Non-trade receivables and others		—	—	—	—
	Trade payables		—	—	—	—
	Non-trade payables and others		—	—	24,109	23,559
Others (Chun-cheon Energy Co., Ltd. and 64 others)	Trade receivables		322,609	271,039	—	—
	Non-trade receivables and others		11,881	35,392	—	—
	Trade payables		—	—	57,926	88,950
	Non-trade payables and others		—	—	19,611	11,812

<Others>
Korea Development Bank	Accrued Interest Receivable		1,440	—	—	—
	Non-trade receivables and others		30,007	34,138	—	—
	Non-trade payables and others		—	—	22	231
	Derivatives and others		130,096	273,627	13,764	2,421

		~~W~~	1,018,031	1,007,746	1,047,205	1,321,371

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(5)	Loans and others arising from the related party transactions as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won
Type	Company name	Beginning balance		Loans	Collection	Others	Ending balance
Associates	KNOC Nigerian East Oil Co., Ltd., KNOC Nigerian West Oil Co., Ltd.	~~W~~	33,066	710	—	—	33,776
	(Allowance for doubtful accounts)		(33,066)	(710)	—	—	(33,776)
Associates	Xe-Pian Xe-Namnoy Power Co., Ltd.		26,606	—	—	(1,228)	25,378
Associates	PT. Cirebon Energi Prasarana		38,865	—	—	(165)	38,700
Associates	Daejung Offshore Wind Power Co., Ltd.		1,000	—	—	—	1,000
Associates	Bitgoel Eco Energy Co., Ltd.		26,625	—	(3,124)	—	23,501
Associates	Saemangeum Sebit Power Plant Co., Ltd.		27,550	—	(5,374)	—	22,176
Associates	Remal First Holding Company		—	1	—	—	1
Associates	Nassem First Holding Company		—	1	—	—	1
Associates	Jeju Bukchon BES Power Co., Ltd.		—	7,380	—	—	7,380
Joint ventures	Solaseado Solar Power Co., Ltd.		34,929	—	(749)	—	34,180
Joint ventures	Recursos Solares PV de Mexico II, S.A. de C.V.		14,313	1,512	—	(630)	15,195
Joint ventures	Horus Solar, S.A. de C.V.		13,677	—	—	(631)	13,046
Joint ventures	Sunmex Renovables, S.A. de C.V.		21,793	2,529	—	(1,007)	23,315
Joint ventures	Kelar S.A.		19,291	—	(9)	(1,874)	17,408
Joint ventures	DE Energia SpA		8,420	—	(8,420)	—	—
Joint ventures	Daehan Wind Power PSC		16,956	—	(595)	(765)	15,596
Joint ventures	Bitsolar Energy Co., Ltd.		3,165	—	—	—	3,165
Joint ventures	Daesan Green Energy Co., Ltd.		2,491	811	—	—	3,302
Joint ventures	Yangyang Wind Power Co., Ltd.		3,257	—	—	—	3,257
Joint ventures	Nghi Son 2 Power LLC		168,601	—	(19,429)	(7,549)	141,623
Joint ventures	Guadalupe Solar SpA		3,352	—	(104)	(154)	3,094
Joint ventures	Foresight Iberian Solar Group Holding, S.L.		71,137	3,769	(3,892)	8,768	79,782
Joint ventures	Capman Lynx SCA, SICAR		35,210	—	—	—	35,210
	(Allowance for doubtful accounts)		(35,210)	—	—	—	(35,210)
Joint ventures	S-Power Chile SpA		294	—	—	(14)	280
Joint ventures	Omisan Wind Power Co., Ltd.		8,894	—	—	—	8,894
Joint ventures	Gurae Resident Power Co., Ltd.		—	106	—	—	106
Joint ventures	Yeongwol Eco Wind Co., Ltd.		—	2,178	—	—	2,178
Joint ventures	KAS Investment I LLC		7,517	—	—	(351)	7,166
Joint ventures	KAS Investment II LLC		7,567	—	—	(345)	7,222

		~~W~~	526,300	18,287	(41,696)	(5,945)	496,946

(6)	Borrowings arising from the related party transactions as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won
Related parties	Type	Beginning balance		Borrowings	Repayment	Others	Ending balance
Korea Development Bank	Facility	~~W~~	84,653	—	(7,987)	(719)	75,947
	Others		1,424	—	(245)	—	1,179
	Operating funds		100,000	317,711	(397,711)	—	20,000
	EBL and others		149,862	2,005	(11,329)	(2,634)	137,904

		~~W~~	335,939	319,716	(417,272)	(3,353)	235,030

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2025 are as follows:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Electric Power Corporation	Shuweihat Asia Operation & Maintenance Company	Performance guarantees	USD 11,000	Shuweihat Asia Power Investment B.V.
Korea Electric Power Corporation	Rabigh Operation & Maintenance Company Limited	Performance guarantees	USD 1,387	Rabigh Electricity Company
Korea Electric Power Corporation	Rabigh Electricity Company	Performance guarantees	SAR 4,151	Hana Bank
Korea Electric Power Corporation	Nghi Son 2 Power LLC	Certification of payment on L/C	USD 42,750	SMBC Singapore and others
Korea Electric Power Corporation	Barakah One Company	Performance guarantees and others	USD 3,880,733	First Abu Dhabi Bank and others
Korea Electric Power Corporation	RE Holiday Holdings LLC	Performance guarantees (*9)	USD 203,981	EFS Renewables Holdings, LLC, CA-CIB and others
Korea Electric Power Corporation	RE Pioneer Holdings LLC	Performance guarantees	USD 106,873	EFS Renewables Holdings, LLC
Korea Electric Power Corporation	Shuweihat Asia Power Investment B.V.	Certification of payment on L/C	USD 9,800	Hana Bank
Korea Electric Power Corporation	Amman Asia Electric Power Company	Certification of payment on L/C	USD 13,200	Hana Bank
Korea Electric Power Corporation	Horus Solar, S.A. de C.V.	Other performance guarantees	MXN 14,843	CENACE and others
Korea Electric Power Corporation	Recursos Solares PV de Mexico II, S.A. de C.V.	Other performance guarantees	MXN 1,518	SEMARNAT
			USD 393	CFE Transmission
Korea Electric Power Corporation	Sunmex Renovables, S.A. de C.V.	Other performance guarantees	USD 9,078	CENACE
			MXN 4,929	CFE Transmission and others
Korea Electric Power Corporation	International Offshore Power Transmission Holding Company Limited	Performance guarantees	USD 52,500	Mizuho Bank
		Other performance guarantees	USD 7,000	Credit Agricole
Korea Electric Power Corporation	Pulau Indah Power Plant Sdn. Bhd.	Collateralized money invested (*10)	MYR 25,350	Malaysian Trustee Berhad
Korea Electric Power Corporation	KEPCO for Power Company	Debt guarantees	USD 60,000	Riyad bank
		Other performance guarantees	USD 70,000	SMBC Seoul
Korea Electric Power Corporation	Remal First Holding Company	Debt Guarantee (*15)	USD 146,400	DBS BANK LTD. (DIFC BRANCH)
Korea Electric Power Corporation	Naseem First Holding Company	Debt Guarantee (*15)	USD 146,400	DBS BANK LTD. (DIFC BRANCH)
Korea Western Power Co., Ltd.	Cheongna Energy Co., Ltd.	Collateralized money invested	KRW 28,202	Kookmin Bank and others
Korea Western Power Co., Ltd.	Dongducheon Dream Power Co., Ltd.	Collateralized money invested (*5)	KRW 53,233	Kookmin Bank and others
		Debt Guarantee	KRW 20,300	HY western 1st co., Ltd
Korea Western Power Co., Ltd.	PT.Mutiara Jawa	Collateralized money invested	-	Woori Bank
Korea Western Power Co., Ltd.	Rabigh Operation & Maintenance Company Limited	Performance guarantees and others	SAR 11,200	National Bank of Kuwait
Korea Western Power Co., Ltd.	Xe-Pian Xe-Namnoy Power Co., Ltd.	Collateralized money invested	KRW 87,426	Krung Thai Bank
		Impounding bonus guarantees (*11)	USD 5,000	SK Eco Plant Co., Ltd.
Korea Western Power Co., Ltd.	Haeng Bok Do Si Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 194	Nonghyup Bank
Korea Western Power Co., Ltd.	Shin Pyeongtaek Power Co., Ltd.	Collateralized money invested	KRW 72,000	Kookmin Bank and others
Korea Western Power Co., Ltd.	Haemodum Solar Co., Ltd.	Collateralized money invested	KRW 2,940	Nonghyup Bank
Korea Western Power Co., Ltd.	Seoroseoro Sunny Power Plant Co., Ltd.	Collateralized money invested	KRW 706	Hana Bank and others
Korea Western Power Co., Ltd.	Muan Solar Park Co., Ltd.	Collateralized money invested	KRW 4,400	IBK and others
Korea Western Power Co., Ltd.	YuDang Solar Co., Ltd.	Collateralized money invested	KRW 360	Hana Bank and others
Korea Western Power Co., Ltd.	Anjwa Smart Farm & Solar City Co., Ltd.	Collateralized money invested	KRW 5,651	Hana Bank and others
Korea Western Power Co., Ltd.	Hapcheon Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 7,512	Nonghyup Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Western Power Co., Ltd.	Yeongwol Eco Wind Co., Ltd.	Collateralized money invested	KRW 3,089	Hana Bank and others
Korea Western Power Co., Ltd.	Gurae Resident Power Co., Ltd.	Collateralized money invested	KRW 386	Hana Bank and others
Korea Western Power Co., Ltd.	Gunsan Land Solar Co., Ltd.	Collateralized money invested	KRW 19,091	Hana Bank and others
Korea Western Power Co., Ltd.	Seobusambo highway photovoltaics Co., Ltd.	Collateralized money invested	KRW 3,020	Hana Bank and others
Korea Western Power Co., Ltd.	Eumseong Eco Park Co., Ltd.	Collateralized money invested	KRW 5,741	Kyobo Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	PungBack Wind Farm Corporation	Collateralized money invested	KRW 7,885	Hanwha Life Insurance Co., Ltd. and others
Korea Western Power Co., Ltd.	Wadi Noor Solar Power Company SAOC	Loan payment guarantee	USD 54,855	DBS Bank
Korea Western Power Co., Ltd.	EDFR KOWEPO AJBAN HOLDING LIMITED	Loan payment guarantee	USD 57,090	First Abu Dhabi Bank
Korea Western Power Co., Ltd.	Taean Haetdeulwon Solar Co., Ltd.	Collateralized money invested	KRW 7,992	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Seokmun Energy Co., Ltd.	Collateralized money invested	KRW 14,979	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	-
Korea East-West Power Co., Ltd.	Chun-cheon Energy Co., Ltd.	Collateralized money invested	KRW 36,682	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	-
Korea East-West Power Co., Ltd.	Honam Wind Power Co., Ltd.	Collateralized money invested	KRW 4,701	Shinhan Bank and others
Korea East-West Power Co., Ltd.	GS Donghae Electric Power Co., Ltd.	Collateralized money invested	KRW 282,668	Korea Development Bank and others
Korea East-West Power Co., Ltd.	Yeonggwangbaeksu Wind Power Co., Ltd.	Collateralized money invested	KRW 3,689	Kookmin Bank and others
Korea East-West Power Co., Ltd.	Yeonggwang Wind Power Co., Ltd.	Collateralized money invested	KRW 29,617	KDB Capital Corporation and others
Korea East-West Power Co., Ltd.	Daesan Green Energy Co., Ltd.	Collateralized money invested	KRW 24,182	IBK
		Guarantees for supplemental funding (*1)	-
Korea East-West Power Co., Ltd.	Taebaek Gadeoksan Wind Power Co., Ltd.	Collateralized money invested	KRW 23,241	Samsung Fire & Marine Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	PT. Tanjung Power Indonesia	Other guarantees(*16)	USD 3,150	PT. Adaro Indonesia
		Guarantees for supplemental funding (*1)	-	Sumitomo mitsui banking and others
		Collateralized money invested	KRW 93,816	MUFG and others
Korea East-West Power Co., Ltd.	South Jamaica Power Company Limited	Performance guarantees (*14)	USD 14,400	Hana Bank
		Collateralized money invested	KRW 47,595	JCSD Trustee Services Limited and others
Korea East-West Power Co., Ltd.	Cheongju Eco Park Co., Ltd.	Collateralized money invested	KRW 10,815	Kyobo Life Insurance Co., Ltd. and others
Korea East-West Power Co., Ltd.	Busan Industrial Solar Power Co., Ltd.	Collateralized money invested	KRW 1,351	Shinhan Bank and others
Korea East-West Power Co., Ltd.	Yangyang Wind Power Co., Ltd.	Collateralized money invested	KRW 13,970	Hana Bank and others
		Guarantees for supplemental funding (*1)	-
Korea East-West Power Co., Ltd.	KPE Green Energy Co., Ltd.	Collateralized money invested	KRW 8,680	Hana Bank and others
Korea East-West Power Co., Ltd.	Goheung New Energy Co., Ltd.	Collateralized money invested	KRW 5,654	Woori Bank and others
Korea East-West Power Co., Ltd.	Seokmun Green Energy	Collateralized money invested	KRW 14,556	Hana Bank and others
Korea East-West Power Co., Ltd.	Yanggu Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 889	Korea Development Bank
Korea East-West Power Co., Ltd.	Hoenggye Renewable Energy Co., Ltd.	Collateralized money invested	KRW 2,375	IBK
		Guarantees for supplemental funding (*1)	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea East-West Power Co., Ltd.	Kumyang Eco Park Co., Ltd.	Collateralized money invested	KRW 6,662	Woori Bank and others
Korea East-West Power Co., Ltd.	Amaala Sustaninable Company for Energy LLC	Loan payment guarantee (*7)	USD 38,054	First Abu Dhabi Bank
		Collateralized money invested	KRW 18
		Guarantees for supplemental funding (*1)	—
Korea East-West Power Co., Ltd.	Jeju Bukchon BES Power Co., Ltd.	Collateralized money invested	KRW 3,009	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Daeryun Power Co., Ltd.	Collateralized money invested	KRW 33,161	Korea Development Bank and others
Korea Southern Power Co., Ltd.	Daegu Green Power Co., Ltd.	Collateralized money invested	KRW 33,398	Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Kelar S.A.	Performance guarantees	USD 26,520	Hana Bank, MUFG
		Payment guarantees (*12)	USD 11,707	Hana Bank
Korea Southern Power Co., Ltd.	Daehan Wind Power PSC	Performance guarantees (*17)	USD 1,800	Shinhan Bank
		Payment guarantees (*6)	USD 2,000	Hana Bank
		Collateralized money invested	KRW 23,214	Standard Chartered
Korea Southern Power Co., Ltd.	Pyeongchang Wind Power Co., Ltd.	Collateralized money invested	KRW 12,739	Woori Bank, Shinhan Bank and others
		Performance guarantees	—
Korea Southern Power Co., Ltd.	Taebaek Guinemi Wind Power Co., Ltd.	Collateralized money invested	KRW 15,019	IBK
Korea Southern Power Co., Ltd.	Samcheok Eco Materials Co., Ltd.	Payment guarantees (*2)	—	KIS SF the 22nd Co., Ltd.
		Performance guarantees	—	HC elementary materials
Korea Southern Power Co., Ltd.	Solaseado Solar Power Co., Ltd.	Collateralized money invested	KRW 19,054	Kookmin Bank and others
Korea Southern Power Co., Ltd.	Naepo Green Energy Co., Ltd.	Collateralized money invested	KRW 59,900	IBK and others
Korea Southern Power Co., Ltd.	Omisan Wind Power Co., Ltd.	Collateralized money invested	KRW 11,756	Shinhan Bank and others
		Performance guarantees and guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Geumsungsan Wind Power Co., Ltd.	Collateralized money invested	KRW 7,104	Kookmin Bank and others
Korea Southern Power Co., Ltd.	HORANG ENERGY Inc.	Collateralized money invested	KRW 4,044	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haman Green Energy Co., Ltd.	Collateralized money invested	KRW 4,356	Hana Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Jeongeup Green Power Co., Ltd.	Collateralized money invested	KRW 6,648	Mirae Asset Securities Co., Ltd.
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	HyChangwon Fuel Cell. Co., Ltd.	Collateralized money invested	KRW 8,948	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Roof One Energy Co., Ltd.	Collateralized money invested	KRW 1,888	Woori Bank
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Namjeju Bitdream Energy Co., Ltd.	Collateralized money invested	KRW 4,693	Woori Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Cheonwang Green Energy Co., Ltd.	Collateralized money invested	KRW 606	Samsung Fire & Marine Insurance Co., Ltd. and others
		Guarantees for supplemental funding (*1)	—
Korea Southern Power Co., Ltd.	Haetbyeotgil Sunlight Co., Ltd.	Collateralized money invested	KRW 421	Kyobo Life Insurance Co.,Ltd.
		Guarantees for supplemental funding (*1)	—	Heungkuk Asset Management
Korea Southern Power Co., Ltd.	Rutile BESS. LLC	Payment guarantees	USD 13,000	Nonghyup Bank, JP Morgan Chase Bank
KOSPO Power Services Ltda.	Kelar S.A.	Performance guarantees	USD 1,348	Scotia bank
KOSPO Chile SpA	Kelar S.A.	Collateralized money invested	KRW 149,204	Export-Import Bank of Korea and others
KOSPO Chile SpA	Chester Solar I SpA	Collateralized money invested	KRW 2,352	IBK
KOSPO Chile SpA	Chester Solar IV SpA	Collateralized money invested	KRW 3,771	IBK
KOSPO Chile SpA	Chester Solar V SpA	Collateralized money invested	KRW 423	IBK
KOSPO Chile SpA	Diego de Almagro Solar SpA	Collateralized money invested	KRW 2,551	IBK
KOSPO Chile SpA	Laurel SpA	Collateralized money invested	KRW 2,171	IBK
Korea Midland Power Co., Ltd.	YeongGwang Yaksu Wind Electric Co., Ltd.	Collateralized money invested	—	IBK and others
Korea Midland Power Co., Ltd.	Hyundai Green Power Co., Ltd.	Collateralized money invested	KRW 85,773	Korea Development Bank and others
Korea Midland Power Co., Ltd.	PT. Cirebon Electric Power	Debt guarantees	USD 4,125	Mizuho Bank
Korea Midland Power Co., Ltd.	PT Wampu Electric Power	Debt guarantees	USD 4,253	PT. Bank KB Bukopin
Korea Midland Power Co., Ltd.	PT. Cirebon Energi Prasarana	Debt guarantees	USD 9,230	Mizuho Bank
Korea Midland Power Co., Ltd.	Green Energy Electricity Generation Co., Ltd.	Collateralized money invested	KRW 507,665	IBK
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Yaksu ESS Co., Ltd.	Collateralized money invested	KRW 26	IBK
Korea Midland Power Co., Ltd.	Gwangbaek Solar Power Investment Co., Ltd.	Collateralized money invested	KRW 5,203	Kyobo Life Insurance Co., Ltd. and others
Korea Midland Power Co., Ltd.	Muan Sunshine Solar Power Plant Co., Ltd.	Collateralized money invested	KRW 2,822	IBK
Korea Midland Power Co., Ltd.	Goesan Solar park Co., Ltd.	Collateralized money invested	KRW 2,905	IBK

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Midland Power Co., Ltd.	Bitgoel Eco Energy Co., Ltd.	Collateralized money invested	KRW 7,678	IBK and others
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Energyco Co., Ltd.	Collateralized money invested	KRW 2,572	Nonghyup Bank
Korea Midland Power Co., Ltd.	Jeju Gimnyeong Wind Power Co., Ltd.	Collateralized money invested	—	Nonghyup Bank
Korea Midland Power Co., Ltd.	Dongbu Highway Solar Co., Ltd.	Collateralized money invested	KRW 311	Shinhan Bank
Korea Midland Power Co., Ltd.	Seobu Highway Solar Co., Ltd.	Collateralized money invested	KRW 683	Shinhan Bank
Korea Midland Power Co., Ltd.	Yeongyang Wind Power Corporation II	Collateralized money invested	KRW 12,573	Korea Development Bank and others
Korea Midland Power Co., Ltd.	Haeparang Energy Co., Ltd.	Collateralized money invested	KRW 2,710	Templeton Hana Asset
		Guarantees for supplemental funding (*1)	—	Management Co., Ltd.
Korea Midland Power Co., Ltd.	Saemangeum Sebit Power Plant Co., Ltd.	Collateralized money invested	KRW 28,287	IBK and others
Korea Midland Power Co., Ltd.	Yeomsubong Wind Power Co., Ltd.	Collateralized money invested	KRW 310	Korea Development Bank
		Guarantees for supplemental funding (*1)	—
Korea Midland Power Co., Ltd.	Commerce and Industry Energy Co., Ltd.	Collateralized money invested	KRW 498	IBK and others
Korea South-East Power Co., Ltd.	Boim Combined Heat and Power Generation Co., Ltd.	Collateralized money invested (*3,4)	—	IBK
		Guarantees for supplemental funding and others (*1,18)	KRW 76,800	NH Investment & Securities Co., Ltd. and others
Korea South-East Power Co., Ltd.	RES Technology AD	Collateralized money invested (*4)	KRW 16,696	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	ASM-BG Investicii AD	Collateralized money invested (*4)	KRW 20,206	UniCredit Bulbank and others
Korea South-East Power Co., Ltd.	Goseong Green Power Co., Ltd.	Collateralized money invested (*4)	KRW 290,631	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Gangneung Eco Power Co., Ltd.	Collateralized money invested (*4)	KRW 228,751	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	PND Solar Co., Ltd.	Collateralized money invested (*4)	KRW 2,010	IBK
Korea South-East Power Co., Ltd.	Hyundai Eco Energy Co., Ltd.	Collateralized money invested (*4)	KRW 8,711	Samsung Life Insurance and others
Korea South-East Power Co., Ltd.	Jaeun Resident Wind Power Plant Co., Ltd.	Collateralized money invested (*4)	KRW 417	IBK
Korea South-East Power Co., Ltd.	Chungsongmeon BongSan wind power Co., Ltd.	Collateralized money invested (*4)	KRW 2,375	Kyobo Life Insurance Co., Ltd. and others
Korea South-East Power Co., Ltd.	Yeongam Solar Power Co., Ltd.	Collateralized money invested (*4)	KRW 12,099	Kookmin Bank and others
Korea South-East Power Co., Ltd.	Samsu Wind Power Co., Ltd.	Collateralized money invested (*4)	KRW 3,140	Shinhan Bank and others
Korea South-East Power Co., Ltd.	Saemangeum Heemang Photovoltaic Co., Ltd.	Collateralized money invested (*4)	KRW 16,916	Woori Bank and others
Korea South-East Power Co., Ltd.	Nepal Water & Energy Development Company Private Limited	Collateralized money invested (*4)	USD 97,105	International Finance
		Business reserve payment guarantee	USD 33,333	Corporation and others
Korea South-East Power Co., Ltd.	Santiago Solar Power SpA	Debt guarantees (*8)	USD 8,000	Nonghyup Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Noeul Green Energy Co., Ltd.	Collateralized money invested	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Busan Green Energy Co., Ltd.	Collateralized money invested	KRW 1,949	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Godeok Clean Energy Co., Ltd.	Collateralized money invested	KRW 6,298	Kookmin Bank and others
		Guarantees for supplemental funding (*1)	—
Korea Hydro & Nuclear Power Co., Ltd.	Cheong-Song Noraesan Wind Power Co., Ltd.	Collateralized money invested	KRW 3,836	Woori Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gwangyang Green Energy Co., Ltd.	Collateralized money invested	KRW 24,005	Shinhan Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Gangneung Sacheon Fuel Cell Co., Ltd.	Collateralized money invested	KRW 9,320	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Chuncheon Green Energy Co., Ltd.	Collateralized money invested	KRW 16,452	Hana Bank and others

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(7)	Guarantees provided to the related parties as of September 30, 2025 are as follows, continued:

In millions of won and thousands of foreign currencies

Primary guarantor	Principal obligor	Type of guarantees	Credit limit	Creditor
Korea Hydro & Nuclear Power Co., Ltd.	Yangyang Suri Wind Power Co., Ltd.	Collateralized money invested	KRW 8,111	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Bigeum Resident Photovoltaic Power Co., Ltd.	Collateralized money invested	KRW 8,371	Kookmin Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Songsan Green Energy Co., Ltd.	Collateralized money invested	KRW 11,610	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Changwon Nu-ri Energy Co., Ltd.	Collateralized money invested	KRW 8,576	Hana Bank and others
		Guarantees for supplemental funding (*1)	—	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	Imha Floating Photovoltaic Power Plant Inc.	Collateralized money invested	KRW 5,734	Hana Bank and others
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT I LLC	Payment guarantees (*13)	USD 9,770	WOORI AMERICA BANK
Korea Hydro & Nuclear Power Co., Ltd.	KAS INVESTMENT II LLC	Payment guarantees (*13)	USD 9,730	WOORI AMERICA BANK

(*1)	The Group guarantees to provide supplemental funding for business with respect to excessive business expenses or insufficient repayment of borrowings.
(*2)

Samcheok Eco Materials Co., Ltd., a joint venture of the Group has issued the hybrid bonds. If the bonds are not repaid by December 8, 2026, the parent company and shareholders except the parent company must purchase the bonds from the acquirer. As of September 30, 2025, derivative liabilities of ~~W~~26,422 million were recognized in relation to this obligation. Meanwhile, the Group has entered into an agreement to compensate for potential losses in connection with the fulfillment of the obligated supply volume under the coal ash supply obligation agreement.

(*3)

The Group recognized an impairment loss on all of the equity securities of Boim Combined Heat and Power Generation Co., Ltd. before the prior year, and the acquisition cost of the securities provided as collateral is ~~W~~47,067 million.

(*4)

The agreement includes an obligation to contribute, in proportion to the equity interest, any excess amount over the threshold in the event that the non-recognized portion of the guaranteed company’s capital expenditure exceeds the prescribed limit.

(*5)	The common stocks of Dongducheon Dream Power Co., Ltd. held by the Group were pledged as collateral.
(*6)	The Group provided a payment guarantee to Jordan Tafila wind power project for opening L/C for Debt Service Reserve Account (DSRA).
(*7)	The Group provided EBL payment and EBL hedging guarantee to Amaala Sustainable Company for Energy LLC, an associate of the Group.
(*8)	The Group has issued a guaranteed letter of credit in the amount of USD 8,000 thousand under the interlender loan agreement with Santiago Solar Power SpA.
(*9)	The credit limits of guarantees to RE Holiday Holdings LLC include the credit limits of guarantees to their subsidiaries.
(*10)

The Group, together with other shareholders, has provided a guarantee for the project financing of Pulau Indah Power Plant Sdn. Bhd., by establishing the right of pledge on the shares of Pulau Indah Power Plant Sdn. Bhd. The Group has pledged a portion of its shares in Pulau Indah Power Plant Sdn. Bhd., with a book value of MYR 25,350 thousand, as collateral.

(*11)

Xe-Pian Xe-Namnoy Power Co., Ltd., an associate of the Group, has entered a contract to pay an incentive type of impounding bonus to SK Eco Plant Co., Ltd. when the Xe-Pian Xe-Namnoy Dam is completed. If Xe-Pian Xe-Namnoy Power Co., Ltd. fails to pay SK Eco Plant Co., Ltd., the Group guarantees the payment, and the amount is USD 5,000 thousand.

(*12)	The Group provided a payment guarantee to Chile Kelar project for opening L/C for Debt Service Reserve Account (DSRA), and others.
(*13)	The credit limits of guarantees to KAS INVESTMENT I LLC, KAS INVESTMENT II LLC include the credit limits of guarantees to their subsidiaries.
(*14)	The payment guarantee is related to the gas combined cycle power project of South Jamaica Power Company Limited, a joint venture of the Group.
(*15)	The guarantee limits of Remal First Holding Company and Naseem First Holding Company include the guarantee limits provided for subsidiaries of associates.
(*16)	The payment guarantees for the water source modification cost of PT. Tanjung Power Indonesia, a joint venture of the Group, has not yet been executed.
(*17)	The Group has provided a performance guarantee in connection with the Tafila Wind Power Project in Jordan.
(*18)	In accordance with the agreement, the Group has recognized the estimated amount required for the fulfillment of the obligation as other provisions, amounting to ~~W~~14,266 million.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(8)	Guarantees received from the related parties as of September 30, 2025 are as follows:

In millions of won
Primary Guarantor	Type of guarantees	Credit limit
KAPES, Inc.	Defect guarantees	~~W~~	16,081
	Performance guarantees		38,231
	Advance payment guarantee		248,042

(9)	Derivatives transactions with the related parties as of September 30, 2025 are as follows:

(i) Currency Swap

In millions of won and thousands of foreign currencies except contract exchange rate information
		Contract amounts				Contract interest rate per annum		Contract exchange
								rate
Counterparty	Contract year	Pay		Receive		Pay	Receive	(in won)
Korea Development Bank	2021~2026	~~W~~	118,170	USD	100,000	1.11%	1.13%	~~W~~	1,181.70
	2022~2026		283,820	USD	200,000	4.67%	5.38%		1,419.10
	2022~2028		283,820	USD	200,000	5.12%	5.50%		1,419.10
	2023~2026		256,000	USD	200,000	4.04%	5.38%		1,280.00
	2024~2027		864,890	USD	650,000	3.53%	4.88%		1,330.60
	2017~2027		111,610	USD	100,000	2.31%	3.13%		1,116.10
	2018~2028		108,600	HKD	800,000	2.69%	3.35%		135.75
	2019~2027		119,978	CHF	100,000	1.43%	0.05%		1,199.78
	2021~2026		111,400	USD	100,000	0.93%	1.25%		1,114.00
	2022~2027		262,000	USD	200,000	3.63%	4.25%		1,310.00
	2024~2028		257,880	USD	200,000	3.80%	5.00%		1,289.40
	2024~2028		128,940	USD	100,000	3.69%	5.00%		1,289.40
	2024~2029		138,540	USD	100,000	3.19%	4.63%		1,385.40
	2025~2030		556,560	USD	400,000	2.75%	SOFR+0.79%		1,391.40
	2020~2026		118,910	USD	100,000	0.61%	1.00%		1,189.10
	2021~2026		114,230	USD	100,000	1.27%	1.25%		1,142.30
	2022~2027		123,710	USD	100,000	3.41%	3.63%		1,237.10
	2023~2028		129,500	USD	100,000	3.85%	4.88%		1,295.00

(ii) Currency forward

In millions of won and thousands of foreign currencies except contract exchange rate information
			Contract amounts			Contract exchange
						rate
Counterparty	Contract date	Maturity date	Pay		Receive	(in Won)
Korea Development Bank	2025.09.30	2025.10.23	~~W~~	7,010	USD 5,000	~~W~~	1,401.95

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

46.	Related Parties, Continued

(10)

During the nine-month period ended September 30, 2025, the Group acquired financial instruments amounting to ~~W~~80,000 million from Korea Development Bank, a related party, and disposed of the entire holdings.

(11)

The Group considers all standing directors of the Board who serve as executive officers responsible for planning, operations and/or control of business activities, as key management personnel. The Group recorded salaries and other compensations related to the key management personnel as follows:

In millions of won	September 30, 2025			September 30, 2024
Type	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Salaries	~~W~~	236	1,190	218	858
Employee benefits		14	47	10	22

	~~W~~	250	1,237	228	880

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

47.	Statement of Cash Flows

(1)	Significant non-cash transactions for the nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won
Transactions	For the nine-month period ended September 30, 2025		For the nine-month period ended September 30, 2024
Transfer from construction-in-progress to other assets	~~W~~	5,749,126	10,031,412
Recognition of asset retirement cost and related provision for decommissioning costs		433,783	1,269,781
Transfer from provision for disposal of used nuclear fuel to accrued expenses		326,629	369,208
Transfer from long-term borrowings and debt securities to current portion of long-term borrowings and debt securities		22,105,635	24,194,581
Transfer from inventory to stored nuclear fuel		987,361	922,671
Recognition of right-of-use assets and others		58,577	65,308
Increase in accounts receivable related to the disposal of assets held-for-sale		241,040	—
Decrease in advance payments related to the disposal of assets held-for-sale		29,457	—

(2)	Changes in liabilities incurred from financing activities for the nine-month periods ended September 30, 2025 and 2024 are as follows:

In millions of won	For the nine-month period ended September 30, 2025
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	20,659,381	2,442,256	—	(194,792)	22,906,845
Debt securities		111,874,019	(3,291,194)	—	(1,011,291)	107,571,534
Lease liabilities		3,699,456	(463,167)	50,415	(101,232)	3,185,472
Dividends Payable		5,063	(209,733)	—	212,454	7,784
Derivative liabilities (assets), net		(2,406,338)	589,621	—	511,507	(1,305,210)

	~~W~~	133,831,581	(932,217)	50,415	(583,354)	132,366,425

In millions of won	For the nine-month period ended September 30, 2024
				Non-cash changes
	Beginning balance		Cash flows	Increase	Effect of exchange rate fluctuations and others	Ending balance
Borrowings	~~W~~	19,839,652	243,842	—	31,140	20,114,634
Debt securities		113,792,178	(2,107,030)	—	345,022	112,030,170
Lease liabilities		3,807,880	(473,425)	70,784	62,848	3,468,087
Dividends Payable		4,574	(83,524)	—	86,067	7,117
Derivative liabilities (assets), net		(554,146)	330,937	—	(562,665)	(785,874)

	~~W~~	136,890,138	(2,089,200)	70,784	(37,588)	134,834,134

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

48.	Commitments for Expenditure

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of cable (PVC, 1C, 2000SQ) 153,000M and others (Shin-Bupyung-Youngseo)	~~W~~	57,226	417	57,226	417
Purchase of GIS (362kV, 6300A, 63kA) 23CB – Youngseo S/S		37,168	11,747	37,168	15,109
Purchase of GIS (362kV, 6300A, 63kA) 27CB – Kwangyang S/S		37,744	140	37,744	140
Purchase of cable (PVC, 1C, 2500SQ) 100,548M and others (Kyungin Construction)		58,271	746	58,271	746
Purchase of GIS (362kV, 6300A, 63kA) 25CB – Migeum S/S		35,282	7,981	35,282	13,476
Purchase of cable (PVC, 1C, 2000SQ) 5,862M and others (Baekun-Gwangyanghang)		35,016	703	35,016	703
Purchase of cable (PVC, 1C, 2500SQ) 57,868M and others (Goduk-Seoansung)		40,937	654	40,937	654
Purchase of cable (PVC, 1C, 2000SQ) 87,732M and others (Eulwangboonki)		36,446	1,015	36,446	1,015
Purchase of GIS (362kV,6300A,63kA) Type 18 – Wolsung S/Y		33,057	16,045	33,057	16,045
System stabilization ESS equipment (Bubuk S/S) Type 1		221,939	42,137	221,939	42,137
System stabilization ESS equipment (Yeongcheon S/S) Type 1		72,779	16,975	72,779	16,975
System stabilization ESS equipment (Yesan S/S) Type 1		56,174	11,471	56,174	11,471
System stabilization ESS equipment (Hamyang S/S) Type 1		35,764	11,468	35,764	11,468
Concrete pole (10M, general purpose, 500KGF) 90,000 ea and four other equipment		—	—	59,473	36,464
Purchase of cable (PVC, 1C, 2500SQ) 53,856M and others (Shinchungjuboonki)		—	—	31,925	7,756
Purchase of GIS (362kV, 6300A, 63kA) Type 31 – East Seoul S/S		39,060	39,060	39,060	39,060
Purchase of cable (PVC, 1C, 2000SQ) 68,613M and others (Dongducheon-Yangju)		40,933	22,114	40,933	28,790
Purchase of HVDC cable (PE, 2500SQ) 31,551M and others		40,323	40,323	40,323	40,323
Purchase of HVDC cable (PE, 2500SQ) 30,883M and others		40,130	40,130	40,130	40,130
Stationary reactive power compensation device (Phase 3, ±500MVAR) – Shin Jecheon S/S		39,300	39,300	39,300	39,300
Stationary reactive power compensation device (STATCOM, phase 3, ±500MVAR) – East coast #1C/S		37,600	37,600	37,600	37,600
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 1,031,728 EA – Annual Unit Price		43,054	1,808	43,054	38,404
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Gapyeong S/S		40,590	40,590	40,590	40,590
Stationary reactive power compensation device (STATCOM/Phase 3, ±500MVAR) – Shin Namwon S/S		37,100	37,100	37,100	37,100
Steel Pipe Towers (500kV HVDC), 6,105 tons – Donghae–Shingapyeong (Section 2)		32,381	23,101	25,214	25,214
Steel Pipe Towers (500kV HVDC), 6,143 tons – Donghae–Shingapyeong (Section 3)		31,184	19,162	25,372	25,372
Purchase of GIS (362kV, 6300A, 63kA) Type 16 and others -East coast #1C/S		41,000	41,000	—	—
Purchase of cable (PVC, 1C, 2500SQ) 55,593M and others (Shin Anseong–Dong Yongin)		37,470	21,077	—	—
Concrete pole (10M, general purpose, 500KGF) 70,000 ea and five other equipment		32,269	20,657	—	—
AMIGO, 1P2W, 60(5)A, Electronic, Class 1.0, 220V, 709,616 units – Annual Unit Price (General)		40,475	30,166	—	—
AMIGO, 3P4W, 120(10)A, Electronic, Class 1.0, 220V, 422,751 units – Annual Unit Price (General)		42,252	21,378	—	—
Diesel Power Plant Fuel Oil (Kerosene, By-product Fuel Oil No.1) – Power Generation Technology Department Annual Unit Price		99,016	99,016	—	—
Purchase of cable (PVC, 1C, 2000SQ) 74,647M and others (East Seoul#2-Tancheon)		30,471	30,471	—	—
Stationary reactive power compensation device (Phase 3, ±500MVAR) – East coast #2C/S		36,400	36,400	—	—

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

48.	Commitments for Expenditure, Continued

(1)	The commitments for acquisition of property, plant and equipment as of September 30, 2025 and December 31, 2024 are as follows, continued:

In millions of won	As of September 30, 2025			As of December 31, 2024
Contracts	Commitment amounts		Remaining liability balances	Commitment amounts	Remaining liability balances
Purchase of GIS (800KV,8000A,50KA) Type 7– Dangjin Thermal Power Plant	~~W~~	63,903	63,903	—	—
765kV Power Transformer 3Bank(15Tank) – Dangjin Thermal Power Plant		61,100	61,100	—	—
Construction of Saeul Units (#3,4)		11,718,217	1,005,267	11,718,217	1,748,342
Construction of Shin-Hanul Units (#3,4)		12,343,245	10,353,465	12,343,245	10,964,638
Other 59 contracts		2,232,744	1,569,164	2,033,913	1,744,217
Purchase of equipment for the construction project of Boryeong indoor coal storage yard		370,134	156,352	357,479	241,751
Purchase of main machine for Boryeong New Complex Unit 1		286,299	96,416	286,299	177,988
Boryeong New Complex Unit 1 Construction Project		212,769	98,463	202,552	161,753
Haman Combined Power Block Conditional Purchase Agreement		583,874	511,702	581,790	543,509
Purchase of gas turbine and turbine equipment of Gimpo combined heat & power plant		123,544	15,651	123,495	15,603
Purchase of steam turbine, HRSG and POWER BLOCK of Gimpo combined heat & power plant		—	—	220,864	101
Construction of Gimpo combined heat & power plant		223,697	7,184	223,660	8,795
Purchase of gas turbines, steam turbines, and accessories for Gumi natural gas power plant		198,029	18,973	198,029	29,417
Purchase of heat recovery boiler and accessories for Gumi natural gas power plant		65,918	9,336	65,918	12,574
Construction of Gumi natural gas power plant		276,063	34,388	246,110	96,708
Installation of natural gas supply facility at Gumi natural gas power plant		—	—	83,801	45,019
Construction of Gongju natural gas power plant		223,245	150,120	203,849	190,840
Purchase of natural gas main machine and accessories at Gongju natural gas power plant		310,322	257,822	305,829	273,338
Purchase of main equipment and ancillary facilities for the Yeosu Natural Gas Power Plant.		288,250	232,221	—	—
Purchase of coal handling machine for construction of Samcheok Units (#1,2)		327,569	2,954	326,395	5,905
Purchase of main equipment for Shin-Sejong combined thermal power plant		234,392	2,862	234,392	2,670
Hadong Thermal Power Plant Indoor Coal Storage Yard Residual Project Purchase		61,859	56,290	—	—
Purchase of Samcheok hydrogen compound co-firing facility infrastructure		128,820	76,150	128,820	90,876
Construction of Andong Combined Unit 2 Power Plant		185,549	149,524	181,593	175,029
Purchase of main equipment for Andong Combined Unit 2		279,771	170,914	279,773	230,694
Service of designing Hadong Combined Unit 1		32,289	26,988	31,593	26,351

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

48.	Commitments for Expenditure, Continued

(2)	As of September 30, 2025, details of contracts for inventory purchase commitment are as follows:

Type	Periods	Contracted quantity
Concentrate	2025 ~ 2033	20,737 Ton U3O8
Conversion	2025 ~ 2030	17,392 Ton U
Enrichment	2025 ~ 2035	27,829 Ton SWU

In addition, the contracted quantity of the molded uranium between Korea Hydro & Nuclear Power Co., Ltd. and KEPCO Nuclear Fuel Co., Ltd., which are subsidiaries of the Group, is 1,370 Ton U (contract periods: 2024 ~ 2033).

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments

(1)	Ongoing litigations and arbitrations related with contingent liabilities and contingent assets as of September 30, 2025 and December 31, 2024 are as follows:

In millions of won	As of September 30, 2025			As of December 31, 2024
	Number of cases	Amount		Number of cases	Amount
As the defendant	720	~~W~~	854,070	722	~~W~~	884,402
As the plaintiff	244		755,719	264		769,772

The amounts above exclude legal proceedings in which the Group is a plaintiff or defendant. As of September 30, 2025, consolidated entities are involved in 4 litigation cases and 3 arbitration proceedings.

1)	The Group is the defendant against a number of litigations. The following is ongoing litigation pertaining to the Group which can potentially be significant:

There are multiple ongoing litigations against the Group related to ordinary wages, requesting payment of unpaid wages. The Group believes that the possibility of the outflow of economic benefits is probable on the ongoing and the expected litigations. Accordingly, the Group recognized ~~W~~334,854 million as litigation provisions in relation to the litigation as of September 30, 2025.

2)	There are 11 arbitration cases pertaining to the Group as of September 30, 2025 and the significant arbitration case is as follows:

During the period ended December 31, 2024, UniTest Co., Ltd. filed an arbitration claim against KEPCO for delay damages arising from the modification of design and contract amount related to the 154kV Yesan S/S 82MW ESS construction project. The amount and timing of resource outflows resulted therefrom cannot be reasonably estimated.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments, Continued

(2)	Guarantees of payments and commitments provided to other companies as of September 30, 2025 are as follows:

1)

The Group has provided the syndicate of lenders of PT Indo Raya Tenaga, the business corporation of PT Barito Wahana Tenaga, a guarantee by establishing the right of pledge on the shares of PT Barito Wahana Tenaga for project financing of PT Barito Wahana Tenaga as of September 30, 2025.

2)

The Group has outstanding borrowings with a limit of USD 264,800 thousand from its creditors such as International Finance Corporation. Regarding the borrowing contract, the Group has guaranteed capital contribution of USD 69,808 thousand and additional contribution up to USD 19,000 thousand for contingencies, if any. In relation to this financial agreement, the Group is providing its entire shares in Mira Power Limited and business-related PP&E as collateral to the lenders.

3)

The Group has provided USD 6,015 thousand for a debt guarantee to Export-Import Bank of Korea, BNP Paribas and ING Bank, to guarantee the payment of debt related to hydroelectric power business of Tanggamus, Indonesia.

4)	The Group has provided USD 4,253 thousand for a debt guarantee to PT. Bank KB Bukopin, to guarantee the payment of debt related to hydroelectric power business of Wampu, Indonesia.

5)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a performance guarantee regarding weatherization in relation with tax investors up to USD 3,000 thousand for the of the power plant construction for Concho Valley solar power project in the United States.

6)

The Group has provided EUR 7,031 thousand for a performance guarantee to Microsoft through Kookmin Bank, to guarantee the implementation of the power plant construction for Guba Buget wind power project in Sweden.

7)	The Group has provided Axia Power Holdings B.V. and others a performance guarantee up to USD 54,000 thousand for the implementation of Cirebon thermal power generation project in Indonesia.

8)

The Group has provided Nonghyup Bank a debt guarantee up to USD 4,125 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Electric Power in Indonesia.

9)

The Group has provided Nonghyup Bank a debt guarantee up to USD 9,230 thousand to guarantee Debt Service Reserve Account (DSRA) for Mizuho bank, related to the Cirebon power plant business of PT. Cirebon Energi Prasarana in Indonesia.

10)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to IDR 35,588,165 thousand for the implementation of Tanjung Jati power plant operation project in Indonesia.

11)

The Group has provided USD 30,000 thousand for a performance guarantee to Morgan Stanley Capital Group Inc., to guarantee the electricity purchase contract in relation to photovoltaic power generation project in USA.

12)	The Group has provided Morgan Stanley Renewables Inc. a guarantee up to USD 70,000 thousand for the fulfillment of subscription obligation regarding photovoltaic power generation project in USA.

13)	The Group has provided Hana Bank a debt guarantee up to USD 40,000 thousand to guarantee Equity Bridge Loan for Concho Valley solar business in the United States.

14)	The Group has provided Van Phong Power Company, Ltd. a performance guarantee up to USD 5,000 thousand for the operation maintenance project in Van Phong, Vietnam.

15)

The Group has provided RBC Community Investments Impact Renewables HoldCo-1, LLC a guarantee for up to USD 62,800 thousand for the fulfillment of subscription obligation regarding Concho Valley solar power project in the United States.

16)	The Group has provided PT Perusahaan Listrik Negara a performance guarantee up to USD 2,280 thousand for the operation maintenance project in Indonesia siborpa.

17)	The Group has provided a performance guarantee of USD 4,413 thousand to Mondelez Global, LLC, as a guarantee for the U.S. Rusi solar power project undertaken by Concho County Solar 1, LLC.

18)	The Group has provided a performance guarantee of OMR 2,750 thousand to HSBC Oman and HSBC Seoul, as a guarantee for the Ibri 3 solar bidding project in Oman undertaken by Nama PWP and HSBC Oman.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments, Continued

(3)	Credit lines provided by financial institutions and others as of September 30, 2025 are as follows:

In millions of won and thousands of foreign currencies

Commitments	Financial institutions	Currency	Credit limit
Commitments on Bank-overdraft	Nonghyup Bank and others	KRW	2,220,500
Limit amount available for CP	Hana Bank and others	KRW	8,180,000
General Loan, etc.	Kookmin Bank and others	KRW	3,200,000
Limit amount available for card	Nonghyup Card and others	KRW	48,458
Loan limit	Korea Development Bank and others	KRW	2,621,495
	DBS Bank and others	USD	1,836,000
Certification of payment on payables from foreign country	Nonghyup Bank	USD	8,700
Certification of payment on L/C	Shinhan Bank and others	USD	1,082,312
	Kookmin Bank and others	EUR	8,431
	Shinhan Bank	JPY	715,837
Certification of Performance guarantee on contract	Hana Bank and others	KRW	143,052
	First Abu Dhabi Bank and others	USD	1,816,317
	SMTB	JPY	6,500,000
	Hana Bank and others	EUR	375,609
	Hana Bank	INR	27,117
	Hana Bank	OMR	6,250
	First Abu Dhabi Bank and others	AED	52,500
	Saudi National Bank and others	SAR	124,151
Certification of bidding	Korea Software Financial Cooperative	KRW	42,278
	Hana Bank and others	USD	14,200
	Export-Import Bank of Korea	EUR	10,000
	First Abu Dhabi Bank	OMR	3,750
Advance payment bond, Warranty bond, Retention bond and others	Seoul Guarantee Insurance	KRW	77,186
	Hana Bank and others	USD	702,342
	Saudi National Bank	SAR	57,555
	Hana Bank and others	MXN	21,290
Others (*)	Nonghyup Bank and others	KRW	396,011
	Nonghyup Bank and others	USD	579,171
	Shinhan Bank	QAR	155,213
	Standard Chartered	AED	50
Secured loan of credit sales	Nonghyup Bank and others	KRW	320,000
Inclusive credit	Hana Bank	KRW	8,000
	Hana Bank and others	USD	35,000
Equity Bridge Loan Guarantee	Export-Import Bank of Korea and others	USD	1,194,048
Trade finance	DBS Bank and others	USD	600,000

(*)	As of September 30, 2025, the Group has entered into a credit extension agreement for derivatives transactions with Nonghyup Bank, Hana Bank and Woori Bank as ancillary to currency swap transactions.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments, Continued

(4)	As of September 30, 2025, promissory notes and assets provided as collaterals or pledges to financial institutions by the Group are as follows:

In millions of won and thousands of foreign currencies

Obligor	Creditor	Assets provided as security (*2)	Currency	Amount	Description
Mira Power Limited	International Finance Corporation and others	Property, plant and Equipment and others	USD	264,800	Collateral for borrowings (*1)
Tamra Offshore Wind Power Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	132,000	Collateral for borrowings (*1)
Gyeonggi Green Energy Co., Ltd.	Korea Development Bank and others	Cash and cash equivalents and others	KRW	251,600	Collateral for borrowings (*1)
Jeongam Wind Power Co., Ltd.	KDB Capital Corporation and others	Cash and cash equivalents and others	KRW	230,761	Collateral for borrowings
Gyeongju Wind Power Co., Ltd.	Shinhan Bank and others	Property, plant and equipment and others	KRW	68,400	Collateral for borrowings (*1)
Korea Offshore Wind Power Co., Ltd.	Woori Bank and others	Property, plant and equipment and others	KRW	244,500	Collateral for borrowings (*1)
Qatrana Electric Power Company	The Islamic Development Bank and others	Finance lease receivable and property, plant and equipment and others	USD	62,325	Collateral for borrowings (*1)
KST Electric Power Company, S.A.P.I. de C.V.	Export–Import Bank of Korea and others	Finance lease receivable and property, plant and equipment and others	USD	318,787	Collateral for debt securities (*1)
Incheon Fuel Cell Co., Ltd.	Kookmin Bank and others	Cash and cash equivalents and others	KRW	230,800	Collateral for borrowings (*1)
K-SOLAR SHINAN Co., Ltd.	Kyobo Life Insurance Co., Ltd. and others	Property, plant and equipment and others	KRW	274,780	Collateral for borrowings
KOSPO Youngnam Power Co., Ltd.	Shinhan Bank and others	Cash and cash equivalents and others	KRW	744,120	Collateral for borrowings
Jeju Hanlim Offshore Wind Co., Ltd.	Kookmin Bank and others	Property, plant and equipment and others	KRW	37,232	Collateral for borrowings
Western Power Changgi Solar Co., Ltd.	Samsung Life Insurance and others	Property, plant and equipment and others	KRW	45,000	Collateral for borrowings (*1)
Yeongdeok Sunrise Wind Power Co., Ltd.	Korea Development Bank and others	Property, plant and equipment and others	KRW	96,240	Collateral for borrowings (*1)
Chitose Solar Power Plant LLC	SMTB	Property, plant and equipment and others	USD	127,822	Collateral for borrowings
Mangilao Intermediate Holdings LLC	Mizuho Bank	Trade receivable and others	USD	84,785	Collateral for borrowings (*1)

(*1)	This is based on the amount of loan commitment limit.
(*2)

As of September 30, 2025, the Group has established guarantees for pledge for transfer of rights of long-term borrowings, pledge for insurance claims, factory foundation mortgages, deposit pledges, etc.

The Group has ~~W~~1,197 million of project loans from the Korea Energy Agency as of September 30, 2025. The Group has provided a promissory note as a repayment guarantee.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

49.	Contingencies and Commitments, Continued

(5)

The Group temporarily suspended operations of the Gangneung hydroelectric generating plant, with a carrying amount of ~~W~~56,614 million as of September 30, 2025, to improve the quality of water used in generating electricity. The expenses related to the suspension of operations of ~~W~~550 million and depreciation on the idle assets of ~~W~~2,710 million are recorded in other expenses for the nine-month period ended September 30, 2025. Regarding the improvement of water quality, the results of damages compensation for the local residents cannot be reasonably estimated, and the Group is in negotiations with Gangneung City and related stakeholders to restart the Gangneung hydroelectric generating plant as of September 30, 2025.

(6)

As the government of the Republic of Korea announced the suspension of operation in Gaeseong Industrial District, it is uncertain if the Group can exercise the property rights for the Group’s facility in Gaeseong Industrial District as of September 30, 2025. Accordingly, the book value of the facility, amounting to ~~W~~11,778 million, was recognized as an impairment loss, and trade receivables related to companies residing in the Gaeseong Industrial District were fully written off. As of September 30, 2025, the Group cannot make reasonable estimation on whether assets will be recovered or utilized in regular way related thereto.

(7)	As of September 30, 2025, the Group owns land at 6171-1 Nuri-ri, Yeongi-myeon, Sejong Special Self-Governing City as PP&E with limited ownership, and its book value is ~~W~~64,371 million.

(8)

The Korea Institute of Energy Technology(KENTECH) was established in April, 2020, in accordance with the “Basic plan for the establishment of KENTECH (July, 2019)”. By the special law to create KENTECH, the Group, government, and local government may contribute to the fund. The Group will decide whether to contribute to the fund on a board resolution after consulting with relevant organizations considering its financial situation by year.

(9)

The ongoing armed conflict in Ukraine started in February 2022 and relevant sanctions against Russia imposed by the international community can impact not only sanctioned entities but also the entities doing business directly or indirectly with Ukraine or Russia and the entities exposed directly or indirectly to industries or economy of Russia or Ukraine. The Group cannot make reasonable estimation of the financial impact of the recent conflict in Ukraine on the future events.

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

50.	Subsequent Events

(1)	Subsequent to September 30, 2025, KEPCO borrowed long-term borrowings for the purposes of operation and details related thereto are as follows:

In millions of won
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	Local long-term borrowings (Mid- to long-term CP (*))	2025.10.20	2028.10.20	3M CD+0.25	~~W~~200,000

(*)	The maturity of mid- to long-term CPs corresponds to contract period of commercial paper repurchase agreements.
(2)

Subsequent to September 30, 2025, KEPCO and its subsidiaries, Korea South-East Power Co., Ltd., Korea Western Power Co., Ltd. and Korea East-West Power Co., Ltd., issued bonds denominated in Korean won and USD for the purpose of operation funding and details related thereto are as follows:

In millions of won and thousands of foreign currencies
Company	Type	Issue date	Maturity	Interest rate (%)	Amount
Korea Electric Power Corporation	#1528 Corporate bond	2025.10.01	2027.10.01	2.69	~~W~~160,000
	#1529 Corporate bond	2025.10.01	2028.09.29	2.78	260,000
	#1530 Corporate bond	2025.10.01	2030.10.01	2.93	80,000
	#1531 Corporate bond	2025.10.13	2027.10.13	2.65	100,000
	#1532 Corporate bond	2025.10.13	2028.10.13	2.77	200,000
	#1533 Corporate bond	2025.10.13	2030.10.11	2.89	100,000
	#1534 Corporate bond	2025.11.06	2028.11.06	3.12	270,000
	#1535 Corporate bond	2025.11.06	2030.11.06	3.28	220,000
	#17 Global bond	2025.11.12	2030.11.12	4.13	USD 400,000
	#18 Global bond	2025.11.12	2028.11.12	Compounded Daily SOFR + 0.62%	USD 600,000
Korea South-East Power Co., Ltd	#67 Corporate bond	2025.11.07	2028.11.07	3.01	60,000
Korea Western Power Co., Ltd.	#73-1 Corporate bond	2025.10.31	2030.10.31	3.08	60,000
	#73-2 Corporate bond	2025.10.31	2035.10.31	3.41	90,000
Korea East-West Power Co., Ltd.	Foreign corporate bond (25-1)	2025.11.04	2031.05.04	4.00	USD 300,000

KOREA ELECTRIC POWER CORPORATION AND ITS SUBSIDIARIES

Notes to the condensed consolidated interim financial statements, Continued

September 30, 2025 and 2024 (unaudited)

51.	Adjusted Operating Profit (Loss)

The operating profit (loss) in the Group’s consolidated statements of comprehensive income or loss prepared in accordance with KIFRS included in this report differs from that in its consolidated statements of comprehensive income or loss prepared in accordance with IFRS Accounting Standards as issued by the IASB. The table below sets forth a reconciliation of the Group’s results from operating activities as presented in the Group’s consolidated interim statements of comprehensive income or loss prepared in accordance with KIFRS for each of the three and nine-month periods ended September 30, 2025 and 2024 to the operating profit or loss as presented in the Group’s consolidated interim statements of comprehensive income or loss prepared in accordance with IFRS as issued by IASB for each of the corresponding periods.

In millions of won	September 30, 2025			September 30, 2024
	Three-month period ended		Nine-month period ended	Three-month period ended	Nine-month period ended
Operating profit on the interim consolidated statements of comprehensive income	~~W~~	5,651,912	11,541,391	3,396,055	5,945,660
Add
Other income
Reversal of other provisions		2,544	6,627	1,332	23,746
Reversal of other allowance for doubtful accounts		—	4,101	—	—
Gains on government grants		59	161	—	—
Gains on assets contributed		1,304	2,817	24,585	28,724
Gains on liabilities exempted		49	756	127	288
Compensation and reparations revenue		44,490	90,385	12,574	67,382
Revenue from foundation fund		51	214	1	2
Rental income		52,297	157,486	45,583	153,119
Others		22,104	44,889	14,460	48,430
Other gains
Gains on disposal of property, plant and equipment		272,124	280,199	18,597	83,068
Gains on disposal of intangible assets		2	18	8	22
Reversal of impairment loss on intangible assets		2	42	—	—
Gains on foreign currency translation		782	9,840	9,366	27,449
Gains on foreign currency transactions		8,188	83,926	28,261	59,099
Gains on insurance proceeds		178	1,193	2,604	3,411
Others		46,626	328,142	72,476	198,334
Deduct
Other expenses
Compensation and reparations expenses		1,000	(310)	(3)	(138)
Accretion expenses of other provisions		(6,775)	(5,888)	(4,457)	(4,809)
Depreciation expenses on investment properties		(270)	(778)	(172)	(495)
Depreciation expenses on idle assets		(903)	(2,710)	(911)	(2,747)
Other bad debt expense		(5,142)	(5,144)	(3,796)	(11,799)
Donations		(32,432)	(109,177)	(16,069)	(154,388)
Others		(25,002)	(38,973)	(27,759)	(38,596)
Other losses
Losses on disposal of property, plant and equipment		(37,425)	(87,565)	(12,048)	(58,633)
Losses on disposal of intangible assets		—	(13)	—	(110)
Impairment loss on intangible assets		—	(30)	—	—
Losses on foreign currency translation		—	(42,275)	—	(5,217)
Losses on foreign currency transactions		(27,875)	(65,269)	(7,937)	(81,008)
Others		(22,210)	(148,632)	(29,054)	(100,246)

Adjusted operating profit	~~W~~	5,945,678	12,045,423	3,523,823	6,180,548